
Product
Momentum
Sales
Momentum
Revenue
Momentum

Broadridge®

History of Growth at Broadridge 1962 - 2012

1962

ADP founder Henry Taub creates the ADP Brokerage Services division, serving one client and processing an average of 300 trades per day.

1987

Rich Daly founds Certified Services, reinventing the partnership between Wall Street and Corporate America to provide a new level of corporate governance and investor communication services. Certified Services is acquired by ADP in 1989.

2007

Broadridge becomes an independent, investment grade, Fortune 1000 company traded on the NYSE. Revenues in first year as a public company are $2.1 billion.

2012

Broadridge is the leading provider of investor communications and technology-driven solutions for banks, broker-dealers, mutual funds, and corporate issuers globally.

5 years

25 years

50 years

Broadridge in 2012:

- Processes on average $4.5 trillion in settlements daily.
- Distributes well over one billion investor communications annually.
- Provides securities processing services in over 50 countries.
- More than 150 products, of which more than 50% are new since we became an independent public company — accounting for 45% of recurring revenue sales in 2012.
- Over 6,200 associates in 13 countries. Named one of the *Best Large Companies to Work For in New York State* for five consecutive years.

Contents

Financial Highlights

Revenues
(Dollars in Millions)


$2,131
$2,073
$2,209
$2,167
$2,304
2008
2009
2010
2011
2012

Earnings from Continuing Operations before Interest and Income Taxes, as adjusted [1] (Dollars in Millions)


$364
$352
$352
$285
$319
2008
2009
2010
2011
2012

(Dollars and shares in millions, except per share amounts)

Years ended June 30,	2012	2011	Change
Revenues	$ 2,304	$ 2,167	6%
Earnings from continuing operations before interest and income taxes, as adjusted [1]	$ 319	$ 285	12%
Net earnings from continuing operations, as adjusted [1]	$ 198	$ 176	13%
Net cash flows provided by operating activities of continuing operations	$ 291	$ 191	52%
Capital expenditures and purchases of intangibles	$ 47	$ 47	—
Free cash flows from continuing operations [2]	$ 244	$ 143	71%
Diluted earnings per share from continuing operations, as adjusted [3]	$ 1.55	$ 1.37	
Diluted weighted-average shares outstanding	128	128	
Dividends declared per common share	$ 0.64	$ 0.60	

(1) Earnings from continuing operations before interest and income taxes, as adjusted, and Net earnings from continuing operations, as adjusted, are Non-GAAP financial measures. In fiscal 2012, they exclude approximately $13 million in interest expense and other, approximately $74 million in Penson impairment charges, net, approximately $25 million of IBM migration costs and approximately $7 million of restructuring charges. In fiscal 2011, they exclude approximately $10 million in interest expense and other and approximately $6 million of IBM migration costs. In fiscal 2010, they exclude approximately $10 million in interest expense and other, and the release of a valuation allowance on a deferred tax asset relating to tax loss carryforwards of approximately $8 million (gain reflected in Income Taxes). In fiscal 2009, they exclude approximately $14 million in interest expense and other, a one-time gain of approximately $8 million on the purchase of senior notes, and a one-time State tax credit of approximately $4 million (reflected in Income Taxes). In fiscal 2008, they exclude approximately $14 million of one-time transition expenses and approximately $30 million in interest expense and other. Net earnings from continuing operations, as adjusted, also reflects the tax impact of these adjustments. We believe that these measures are useful to investors because they exclude the impact of certain transactions or events that we expect to occur infrequently in order to provide meaningful comparisons between current results and previously reported results. Management, therefore, believes such Non-GAAP measures provide a useful means for evaluating Broadridge's comparative operating performance.

(2) Free cash flow from continuing operations is a Non-GAAP financial measure defined as Net cash flow provided by operating activities of continuing operations, net of Capital expenditures and Purchases of intangibles of approximately $47 million in fiscal 2012 and $47 million in fiscal 2011. We believe that this measure is useful to investors because it reflects the impact of certain transactions on the operating segments.

(3) The computation of Diluted earnings per share from continuing operations, as adjusted, is a Non-GAAP financial measure defined as the Company's Net earnings from continuing operations, as adjusted, divided by the Diluted weighted-average shares outstanding. We believe that this measure is useful to investors because it excludes the impact of certain transactions or events that we expect to occur infrequently in order to provide meaningful comparisons between current results and previously reported results. Management, therefore, believes such Non-GAAP measure provides a useful means for evaluating Broadridge's comparative operating performance.

Fiscal Year 2012 Significant Events

- In May 2012, the Proxy Fee Advisory Committee issued its recommendations on fees for beneficial shareholder distribution to the New York Stock Exchange. The report acknowledged that the current system for beneficial shareholder proxy distribution "provides a reliable, accurate and secure process." We anticipate that the net impact to Broadridge of any potential fee changes would be slightly positive.

- Achieved our highest level ever of recurring revenue closed sales — $120 million. Of the $120 million in recurring revenue closed sales, $108 million was attributable to deals of less than $5 million each.

- Completed the migration of our data center to IBM, which we anticipate will lead to $15 million in cost savings in fiscal year 2013 and $25 million in cost savings per year for the following nine years, beginning in fiscal year 2014.

- Successfully completed the transaction reporting conversion of Morgan Stanley Smith Barney, which is expected to generate earnings in line with our expectations.

- Bloomberg Tradebook and Société Générale became clients of Broadridge's proven business process outsourcing platform.

- This past August, the Board of Directors increased the annual dividend amount by 13% to $0.72 per share. This is the fifth consecutive year we have increased our dividend payout.

- Broadridge's solutions permitted corporate issuers to realize estimated savings on the costs of printing and postage in excess of $1 billion in the 12 months ended June 30, 2012.

- In May 2012, Penson announced that it had entered into an agreement with PEAK6 Investments, L.P. to form Apex Clearing and to provide clearing and related services to Penson's U.S. securities correspondents. The Penson transaction resulted in a $54 million net charge to Broadridge's fiscal year 2012 GAAP net earnings, a very disappointing conclusion to our Penson U.S. contract.

- Acquisitions closed by Broadridge since becoming an independent public company have contributed $218 million to revenue and $39 million in earnings before interest, taxes, depreciation and amortization (Non-GAAP EBITDA) in fiscal year 2012, up over 80% and 200% from their contributions in 2011, respectively.

- Broadridge has more than 150 product solutions in the market, of which more than 50% are new since we became an independent public company. These new solutions accounted for approximately 45% of our recurring revenue closed sales in fiscal year 2012.



To Our Stockholders,

Overall, I am satisfied with our fiscal year 2012 financial results. As I have done for the last five years, I am proud to again speak about Broadridge's strong recurring revenues as a significant factor in our financial results. In fiscal year 2012, Broadridge's revenues increased 6% to $2.3 billion, while our recurring revenues were up 11%. The increase was driven by recurring revenue closed sales, internal growth, acquisitions and an excellent 99% client revenue retention rate. Event-driven revenues did not return to their historical normal levels; however, they did stabilize at what we believe are new historical lows as they were essentially flat with fiscal year 2011. Distribution revenues were flat as electronic delivery continues to grow.

Our Non-GAAP net earnings from continuing operations increased 13% to $198 million, driven primarily by higher revenues and our continued focus on cost containment. Our Non-GAAP results exclude the impact of certain significant one-time events from our results presented in accordance with generally accepted accounting principles (GAAP). These events are primarily related to impairment charges taken on certain assets held as a result of transactions entered into with Penson Worldwide, Inc. (Penson), costs related to the migration of our data center to IBM, and some restructuring charges. We believe our Non-GAAP results provide investors with a better picture of the impact of these events and a better representation of the current run rate and the real momentum in our underlying businesses.

In fiscal year 2012, we successfully executed on three strategic initiatives: the data center migration, the Morgan Stanley Smith Barney (MSSB) conversion, and the Penson outsourcing services conversion. All three of these initiatives were substantially completed during fiscal year 2012, as planned. We anticipate the migration of our data center to IBM will lead to $15 million in cost savings in fiscal year 2013 and $25 million in cost savings per year for the following nine years, beginning in fiscal year 2014. Additional benefits include the expansion of our industry-leading disaster recovery and data security capabilities. The MSSB transaction is expected to generate earnings in line with our expectations. The Penson outsourcing contract was anticipated to generate revenues of $50 million annually, beginning in fiscal year 2013. I will cover the Penson transaction and the impact of its failed restructuring in greater detail later in this letter.

I expect Broadridge to continue to grow in fiscal year 2013. We anticipate overall revenue growth of 3% to 4% and recurring revenue growth of 4% to 7%. The termination of the Penson outsourcing services contract, coupled with the new Apex Clearing Holdings, LLC (Apex Clearing) services contract we signed in late fiscal year 2012, will be dilutive in fiscal year 2013; however, we still anticipate solid revenue and earnings growth. In last year's letter, I wrote that we believed our fiscal year 2013 earnings would be approximately $2.00 per share. Our path to $2.00 earnings per share for fiscal year 2013 required a return of event-driven revenues to near historical normal levels which we do not now plan on occurring any time soon. Without that return, which is worth about $0.20 per share, we would have anticipated earnings per share of approximately $1.80 in fiscal year 2013. However, due to the termination of the Penson contract mentioned above, our fiscal year 2013 Non-GAAP earnings per share guidance is $1.65 to $1.75.

Our closed sales results in fiscal year 2012 were excellent, as we achieved our highest level ever of recurring revenue closed sales—$120 million.

Our closed sales results included very few large transactions, which was unprecedented during a strong sales results year. Of the $120 million in recurring revenue closed sales, $108 million was attributable to deals of less than $5 million each. That is 60% more closed sales under $5 million than we closed in fiscal year 2011, and it was achieved primarily due to sales of the Company's growing emerging and acquired products. Our success was enabled by Broadridge being consistently viewed as the best service provider in our space.

Broadridge has consistently generated strong free cash flow. We generated free cash flow of $244 million during fiscal year 2012, and we used $78 million of it to pay dividends. Our 2012 annual dividend rate of $0.64 per share was a 7% increase in the annual dividend rate from 2011. This past August, the Board of Directors increased the annual dividend amount by 13% to $0.72 per share. This is the fifth consecutive year we have increased our dividend payout. We also repurchased 1.7 million shares (for approximately $39 million) of our outstanding common stock at an average price of $23.06 per share, and spent approximately $72 million on acquisitions during fiscal year 2012. We generally expect free cash flow and net earnings to mirror each other.

Penson Transaction and Industry Leadership

Being an industry leader and doing the right thing can sometimes require difficult decisions. This was the case with Penson. Broadridge plays a unique and important role in the stability of the capital markets. The decisions we made and the actions we took in connection with Penson helped to avoid a potential liquidation of Penson's U.S. broker-dealer that would have had severe consequences for hundreds of introducing brokerage firms and over one million brokerage customers. Had we rejected the Apex Clearing contract in order to achieve a more favorable financial result in the short term, we believe our financial markets would have suffered severe negative consequences. That would have been the wrong decision for the industry and our stockholders. Because the liquidation of Penson's U.S. broker-dealer was avoided, this was the big negative story that never happened.

In May 2012, Penson announced that it had entered into an agreement with PEAK6 Investments, L.P. to form Apex Clearing and to provide clearing and related services to Penson's U.S. securities correspondents. As a result of Penson's financial difficulties in the past year and the resulting Apex Clearing transaction, there were $74 million in pre-tax charges related to Penson in fiscal year 2012. These charges included $21 million related to the cancellation of a five-year subordinated note receivable with Penson, a $13 million impairment related to our investment in Penson common stock, a $47 million impairment related to the deferred conversion costs associated with the Penson outsourcing agreement, and other charges of $8 million. These charges were offset by the elimination of our obligation to reimburse Penson $15 million related to third-party vendor services that had been replaced by Broadridge's services. The result was a $54 million impact to our fiscal year 2012 GAAP net earnings. We anticipate that the Apex Clearing contract will have a dilutive impact on our operating results for fiscal year 2013 of approximately $0.08 per share.

The work we did in connection with Penson turned out to be a huge effort with no return, other than enabling us to exit the clearing business and recover a majority of the regulatory capital we had invested in that business. To say that I am very disappointed in the outcome of this effort and its impact on our near term growth is an understatement.

While I am very disappointed with the impact of the Penson situation and that the Apex Clearing agreement will have a one-time negative impact on our expected earnings in the near term, Broadridge's actions in this difficult situation were aligned with the best long-term interests of Broadridge's stockholders, clients, associates and the industry we serve.

Broadridge will continue to apply technologies that enable our clients to compete with the most flexibility and as cost effectively as possible. The Penson story is another illustration of how the Broadridge platform provides our clients with options unavailable to firms processing on in-house platforms. Moving customer accounts from a failing entity is not new for Broadridge.

The confidence we have in our outsourcing business and the Service Profit Chain also supported the decisions we made regarding Penson. Outsourcing remains a key strategy with 17 clients to date. The largest potential transactions in our sales pipeline are outsourcing services deals. With that said, we will always challenge ourselves to deploy the assets and strategies that will yield the best returns for our stockholders.

Strategy

The business that was spun-off five years ago to create Broadridge relied on stock record growth, trade growth, and event-driven revenues. Today the driver that has enabled us to perform through the market downturn has been our products—and a lot more of them than we had five years ago. We are confident about the future because we have new and enhanced products, increasing brand strength and a unique ability to sell and execute to meet the changing needs of our marketplace.

Today we have more growth potential than we've ever had in our history. We have a sales plan that gives us multiple ways to succeed. Our momentum is real and sustainable. Our future revenue and earnings growth opportunities are tied to our expanding product breadth.

Our strategy is to be the leading provider of investor communications and technology-driven solutions to banks, broker-dealers, mutual funds and corporate issuers. We have a balanced and diverse product portfolio across our two business segments, with over 150 product offerings. We will grow our two business segments by leveraging our unique network, our client relationships, our brand/service reputation, and our ISO 27001 certified data security solutions. We intend to achieve this with a combination of organic growth and tuck-in acquisitions.

In bank/broker-dealer communications, we will reinforce our role as the industry leader by driving the transition to e-delivery and enabling growth in adjacent markets through newly developed or acquired solutions. In mutual fund solutions, we will continue to leverage our unique data hub and leading role in the bank/broker-dealer market and we will grow retirement trade processing, data aggregation and marketing communication services. In corporate issuer solutions, we will capitalize on our expertise in beneficial proxy processing to expand our direct relationships with issuers and also expand registered proxy, transfer agency and enhanced issuer services. And in broker-dealer technology and operations, we will leverage our market-leading global platform to expand current relationships and enter new adjacent markets, and we will also grow global processing and business process outsourcing (BPO).

The bottom line is that even though the markets have been down for a prolonged period of time, we have been growing our business. Broadridge is well-positioned in large, attractive markets and we have a clear strategy for growth. We are making tangible progress against our clear and executable strategy and we are confident it will lead to attractive shareholder returns.

State of the Industry

A lot has changed in the five years that we've been an independent company, but the one thing that has remained constant is the challenging business environment. The financial services industry has suffered greatly since the start of the recession in 2008 and it is difficult to predict when things will get better.

Our clients continue to face significant challenges posed by regulatory uncertainties and competitive pressures, as macroeconomic and political headwinds continue to blow. Broadridge has performed significantly better than many companies in the financial services industry. This difficult operating environment has provided Broadridge with many opportunities to help our clients improve their cost structures while helping them comply with new regulations. These opportunities contributed to our record recurring revenue closed sales this past year and also helped us build the strongest sales pipeline in our history.

In May 2012, the Proxy Fee Advisory Committee (PFAC) issued its recommendations on fees for beneficial shareholder distribution to the New York Stock Exchange. The report was a culmination of work and analysis which began in September, 2010. The report contains recommendations for changes in fees which would be subject to public comment and SEC approval before becoming effective. The report acknowledges that the current system for beneficial shareholder proxy distribution through Broadridge "provides a reliable, accurate and secure process." The PFAC report makes recommendations for changes that would better align fees to the work performed and provide greater transparency. Overall, I believe the net impact to Broadridge of any potential fee changes would be slightly positive. Long term, we believe the recognition of the advantages Broadridge's technology provides to the corporate governance process paves the way for more efficient investor communications, greater retail participation and positive returns for our stockholders.

Capital Stewardship

I'll start this discussion about capital stewardship by reiterating my view that the stewardship of our investors' cash is one of my most important responsibilities as CEO. As I have stated many times, we are stewards of your cash and we are committed to paying meaningful dividends (I hope by now every stockholder recognizes our commitment to paying and growing our dividend), investing in the business (primarily through tuck-in acquisitions), and taking advantage of opportunities to repurchase our shares. Given our stringent criteria for acquisitions and strong cash flow generating capabilities, it is likely we will accumulate cash balances from time to time that will allow us to consider opportunistic share repurchases.

When we choose to make an acquisition it is because we believe the acquisition will generate more value for Broadridge. While we have made only a handful of acquisitions over the last few years, we have reviewed hundreds of strategic and market-disruptive opportunities. Our 20% internal rate of return hurdle is significant and we have only pursued those acquisition candidates that were a good fit for Broadridge. We have been successful in finding attractive opportunities, even in a market with difficult operating conditions.

Our acquisitions have helped us grow our business this year, even in this weak economic environment. The success of our tuck-in acquisitions supports our confidence in future growth as we expect them to contribute significantly going forward. Our acquisitions have provided us with more products to sell and they have contributed to our strong recurring revenue closed sales this year. We expect even stronger sales in the future.

We believe successfully executing our strategy will generate revenue growth of 3% to 4%, and low- to mid-teens earnings growth, and we expect this will lead to free cash flow ranging from approximately $200 million to $250 million in fiscal year 2013.

Finally, I will again state that we believe it is in the best interest of our stockholders to maintain our investment grade credit rating. The rating is important to our industry and our clients. Of course, this also creates a rock solid balance sheet with financial flexibility.

Our Businesses

Investor Communication Solutions

As the largest of our two business segments, the Investor Communication Solutions business represents approximately 71% of our total revenues and serves a diverse global client base of banks, brokerage firms, mutual fund families, public companies and institutional investors. Our portfolio of service offerings includes a variety of stockholder communications and proxy management solutions.

This business continues to be uniquely positioned in the financial services industry and has proven to be particularly resilient to weak market conditions. This highly scalable business continues to offer strong growth opportunities. Fiscal year revenues for the Investor Communication Solutions segment increased 5% to $1.6 billion, with an 11% increase in recurring revenues. The increase was the result of contributions from net new business (defined as closed sales less client losses), internal growth and revenues from acquisitions. This is a great business!

In fiscal year 2012, our most recently acquired businesses in this segment - Matrix, Forefield and NewRiver - contributed positively to Investor Communication Solutions' overall success. Matrix is a leading provider of retirement products and services for third-party administrators, financial advisors, banks and other financial professionals—serving more than 300 financial institutions with over $150 billion in customer assets processed through its trading platform. Forefield is a leading provider of real-time sales, education and client communication solutions for financial institutions and their advisors. NewRiver is a leader in mutual fund electronic investor disclosure solutions which has provided the Company with important capabilities for the broker-dealer, retirement and annuity markets.

Bank/Broker-Dealer Solutions

In the area of our Investor Communications business that services banks and broker-dealers, we continued our position as an industry thought leader in customer communications by recently announcing Broadridge Fluent℠, a new service that significantly improves communications between financial services firms and their customers. Broadridge Fluent enhances customer engagement by enabling firms to distribute marketing, transactional and regulatory communications to their customers' preferred delivery channels with enhanced insight and interactive capabilities. Broadridge Fluent builds upon existing Broadridge print, mail and e-delivery services to support communications across a variety of channels, including firm websites, advisor portals, and emerging digital services such as, through our partnership with Pitney Bowes, the integration of Fluent with their Volly™ digital mail platform. Key additional features include preference and consent management, enhanced insight and interactive communications. Components of Broadridge Fluent are currently in use by more than 20 financial services institutions. This consumer-focused delivery and consolidation service will enable our clients, including bank, broker-dealer, mutual fund and corporate issuer clients, to provide their customers with more choice and control over how they receive and manage their financial communications. Providing simpler choices and more control over how account holders receive and manage their financial communications will be a game changer in the industry—it will increase our clients' customer reach and drive electronic delivery adoption rates.

Broadridge's Mailbox products—Advisor Mailbox and Investor Mailbox℠—provide a network environment that complements any client communication strategy. Our Advisor Mailbox is an electronic communications platform for the financial advisor community that delivers immediate electronic access to the communications and documents sent to their customers, and has been rolled out to over 3,000 financial advisors this past proxy season.

In addition, we now offer financial services firms our tax services solutions that support various tax reporting and withholding requirements, with a focus on securities and fund year-end reporting responsibilities.

Corporate Issuer Solutions

We continue to bring best-in-class strategies, products and services to the corporate issuer segment of our business. Our goal of providing high quality, cost-effective service solutions to public companies and their shareholders remains unwavering. We help enable the future of shareholder communications with our technology rich solutions, working to meet the ever-changing needs and regulatory requirements of our clients' shareholder communications and proxy voting processes. I am pleased to report another record high in communications efficiency this past proxy season—over 60% of all physical mailings were eliminated through the use of Broadridge technologies. We are pleased that our solutions have permitted corporate issuers to continue to realize growing savings on the costs of printing and postage—an estimated aggregate savings in excess of $1 billion for the 12 months ended June 30, 2012.

This year, Broadridge reached another important milestone as corporate issuers increased their use of Broadridge's Virtual Shareholder Meeting (VSM) service. Since its launch in 2009, Broadridge has hosted more than 100 Virtual Shareholder Meetings. Our VSM service allows shareholders to attend and participate in shareholder meetings online regardless of their location and presents an opportunity to improve corporate governance. It also leads to increased communications among shareholders, management and directors. This year, companies including Best Buy, Dell, Intel and NYSE Euronext have used the VSM to provide efficient, secure and convenient online participation during their meetings.

We also participated in an industry working group this year to explore how technology can be leveraged to increase shareholder participation and voting, preserve shareholder rights and encourage engagement at annual meetings. Our VSM service offers many "best practices" features, as outlined in the working group's report, and we will continue to add enhancements to the service. With the VSM service, and our complementary Shareholder Forum service, we continue to lead the way in enhanced shareholder communication solutions for our corporate issuer clients.

I am proud to continue our tradition of holding an annual Virtual Shareholder Meeting, and we will hold our fourth virtual annual meeting on November 15, 2012. I believe giving our stockholders, Board of Directors and management an opportunity to fully participate with one another in our VSM continues the Broadridge tradition of ensuring greater transparency in the communications and voting process.

We expanded our leadership position with our entry into the stock transfer agency business in 2010. We have made tangible progress in our strategic focus areas, continuing to capitalize on our expertise in beneficial proxy processing to increase our direct relationships with corporate issuers and grow our registered proxy and transfer agency opportunities. In fiscal year 2012, we grew our registered proxy business by approximately 400 clients and our stock transfer agency business grew at a rate of about one client per week. We continue to deliver technological advances and world class service to the registrar and stock transfer processes, working in concert with our clients to ensure that year-round management of their shareholder communications is easier and more efficient. In addition, through our transfer agency services, we can offer issuers and their shareholders the ability to migrate their shareholders' holdings from registered to beneficial ownership, thereby creating efficiencies for issuers and greater convenience for their shareholders.

Earlier, I mentioned the NYSE PFAC's recent report and the Committee's goals to increase transparency in the proxy process, maintain the accuracy and reliability of the process, and to encourage and facilitate active voting participation by retail beneficial shareowners. I am fully engaged in committing Broadridge's resources to these goals and I am pleased to report that our technological advances and service offerings contributed to record results in a number of these areas this past proxy season.

Electronic voting, as a percentage of all voting, reached record levels at over 95% of the shares voted through Broadridge. ProxyEdge®, our electronic communications and voting platform—in use worldwide by over 5,500 institutional investors and financial advisors—accounted for over 85% of the shares voted electronically. ProxyVote®.com, our Internet platform for retail investors, accounted for over 22 billion shares voted, or twice as many shares voted by paper voting forms.

This past proxy season, there were over 445,000 votes cast through one of our most innovative product offerings to date, Mobile ProxyVote.com—a significant increase since its introduction last year. Mobile ProxyVote.com allows stockholders to use any browser-enabled mobile or tablet computing device to cast votes, without the need to download an app. In another first, a pilot of Quick Response (QR) codes was launched this season to over 1.1 million shareholders of six issuers. Each QR code enabled shareholders to access materials and vote, simply by scanning the barcode-like graphic on a mailed Notice with a smartphone or tablet computer.

Broadridge continues to lead the industry in implementing an end-to-end vote confirmation process. This past proxy season, we enabled four issuers to make available to over 1.5 million of their institutional and retail shareholders the ability to confirm that their votes were received. I am proud of these examples where Broadridge has leveraged technology to improve the effectiveness and efficiency of investor communications, and ultimately, to increase retail investor participation in the voting process.

Mutual Fund Solutions

Broadridge is committed to serving the mutual fund industry with a wide range of innovative and customized solutions. We continue to launch innovative mutual fund and exchange traded fund (ETF) solutions—including offerings in advanced analytics and reporting services—to help clients gain unprecedented access and insight to product and market data. Our ongoing dedication to data security and the ability to leverage our unique position in the financial services industry allows us to create transparency and visibility for our clients, providing them with effective market intelligence and increased operating efficiencies. We will continue our efforts to drive retirement fund transaction processing, provide efficiencies in enterprise data management, analytics and reporting, offer comprehensive marketing and customer communications, optimize proxy and regulatory communications, and create technology leading approaches to document management and archival solutions.

In fiscal year 2012, I was pleased to announce that Charles Schwab partnered with Broadridge to be the sole provider of a new technology portal that will significantly expand upon the sales reporting and data analytics capabilities Schwab currently provides to its mutual fund partners. This portal is planned to go live during our second fiscal quarter of 2013 for more than 500 Schwab fund partners.

As part of our ongoing commitment to assist broker-dealers and third-party administrators in complying with new regulatory requirements, we developed a turnkey solution to help our clients meet the U.S. Department of Labor (DOL) 401(k) Fee Disclosure Reporting Requirements and provide a comprehensive benchmarking solution. I am pleased that we are able to offer this cutting-edge technology solution, coupled with our best-in-class data security, as another example of our consultative approach in working with our clients to understand their needs.

I remain optimistic about the future of the Investor Communication Solutions business. We are executing on our strategy to leverage our market-leading global services and products. We will continue to leverage our unique data hub position and our leading role in the bank/broker-dealer market to drive retirement fund trade processing and grow data aggregation, management, and reporting services. We will also continue to leverage our strong beneficial proxy service relationships and processing to expand direct relationships with issuers and grow the registered proxy and transfer agency businesses. Despite an ever-changing environment, we will continue to lead and drive industry value and new revenue. Our ability to leverage unique, multi-channel capabilities—such as content, compliance, data, network, delivery channels and security—illustrates our capacity to provide proven, trusted solutions for our clients. I am proud of Broadridge's ongoing ability to meet, and exceed, our clients' demand for operational excellence, process efficiencies and differentiated service requirements. We are dedicated to transforming their businesses to create growth opportunities.

Securities Processing Solutions

The financial services industry is operating in a very difficult environment. External regulatory pressures continue to rise and the companies within the industry must ensure their daily business transactions, numbering in the trillions, are processed flawlessly, while at the same time being burdened with sustaining non-differentiating core operations infrastructures and applications. This is where Broadridge's securities processing and business process outsourcing solutions are more relevant than ever.

Broadridge processes, on average, over $4.5 trillion in equity and fixed income trades per day, handling approximately 60% of U.S. fixed income trades, including trading for 15 of the 21 primary dealers of fixed income securities. Our back- and middle-office platform for North American and global broker-dealers is the leading global market solution, clearing and settling transactions in more than 50 countries.

The market demand for transaction processing and compliance technologies, and business process outsourcing was underscored in fiscal year 2012 with a 10% increase in revenues in our securities processing business.

Recurring revenue closed sales in fiscal year 2012 were $48 million, down slightly as compared to 2011 closed sales, which included a $22 million strategic sale that is currently in the on-boarding process.

These results are solid, but were impacted by a reduction in trade volumes, the integration costs associated with the acquisition of Paladyne Systems, Inc. (Paladyne), and the greater than anticipated impact that the Troubled Asset Relief Program (TARP) had on our clients and Broadridge. Trade volumes lagged, primarily due to lower international trading activity. In the past, trade growth alone drove the revenue in our securities processing business. What has enabled us to perform through the market downturn are new and enhanced products, and Broadridge's agility in adapting to the evolving needs of our marketplace.

Among the shifts in the market is that many financial firms that historically have performed all of their trade, order management, and settlement and clearance operations in-house, are now rethinking this model as they are challenged to sustain legacy systems and processes. A joint IBM and Broadridge study released in September contains research that shows many financial firms are responding to today's market challenges by redesigning their operating models, many with the support of external partners. Illustrations in line with that research are that Bloomberg Tradebook and Société Générale became clients of Broadridge's proven BPO platform in fiscal year 2012. We anticipate our BPO solution will continue to generate interest and new clients as more firms re-engineer their back-offices and determine how they will manage critical business processes overall.

The acquired product offerings that help diversify our revenue mix in the securities processing business continue to track as expected. The early fiscal year 2012 acquisition of Paladyne, a leading provider of buy-side technology solutions for the global investment management industry, contributed approximately $23 million in revenue in fiscal year 2012. Paladyne expanded our global footprint into the $10 billion buy-side market with its front-, middle-, and back-office solutions such as Order Management, Data Warehousing, Reporting and Portfolio Accounting to help hedge funds, investment managers and the providers that service this space (prime brokers, hedge fund administrators and custodians) streamline and manage their businesses more efficiently. Broadridge's 2010 acquisition of City Networks, a leading provider of reconciliation, multi-asset process automation and operational risk management solutions, continues to align with our global strategy of extending a growing range of solutions to existing and new clients, and generated approximately $27 million in revenue in fiscal year 2012.

I am optimistic about the future of the securities processing business. We are executing on our strategy to leverage our market-leading global platform to expand current relationships, grow global processing and BPO and selectively pursue other adjacencies. According to a recent study by Tower Group, securities and investment firms' overall technology and operations spend is over $100 billion annually and growing at a rate of 5% per year. These firms are under pressure to grow, minimize operating costs, keep pace with regulatory change, maintain best practices for data security, and demonstrate differentiated service to customers. Broadridge matches each of those demands with proven, trusted solutions to transform their businesses to create growth opportunities.

A Culture of Success 50 Years in the Making

This was a special year in Broadridge's history. In late March, we reached our fifth anniversary as an independent public company, as well as some other milestones we are proud to acknowledge. Fifty years ago, in 1962, we opened for business with one client, processing an average of 300 trades per day as the brokerage services division of Automatic Data Processing, Inc. (ADP). Twenty-five years ago, on Labor Day 1987, I began writing the proxy system specifications with my first associate. In January, 1989, ADP acquired all the rights to the business and software that has become the Investor Communication Solutions segment of Broadridge. In the five short years that we have been Broadridge, we have been recognized as a business leader and employer of choice. We again have been recognized as one of the best large companies to work for in New York, Canada and India. We have significantly expanded the breadth of our solutions, grown the distance between us and the competition, and proven our proficiency at navigating regulatory change—all while delivering solid financial performance in unprecedented economic conditions.

At the foundation of our five decades of success is a strong culture led by our dedicated, talented and diverse associates. They have delighted our clients by enabling them to achieve superior levels of performance, contributed to the global communities in which we work and live, and will help us create value for all constituents for many years to come.

I am proud of the great people who make up this organization, and proud of the fact that we continue to be recognized as an outstanding employer of choice across the globe.

Conclusion

Five years ago, when we became an independent public company, we were a different business than we are today. Then, we relied on stock record growth, trade growth and event-driven revenues. Today, it is the depth and breadth of our product portfolio that enables us to perform through these very difficult economic conditions. We remain confident in the future—a future where Broadridge is going to maintain its momentum with or without the return of stock record growth, trade growth and/or event-driven revenues.

We will always strive to create and enhance our products and services, increase the strength of our brand and continue to address and fulfill the evolving needs of our clients and the industry. We will remain committed to the principles of the Service Profit Chain and will create shareholder value. I am a little disappointed with where we are, as I had expected that we would have grown more than approximately 20% in share value over the last five years. However, if you share my view that product is horsepower, then we are on the right path as we currently have more horsepower for stockholder value growth than we have ever had in our history.

I would like to thank every Broadridge stockholder for their confidence and continued trust in our business. I cannot thank our associates enough for their continued hard work and commitment to excellence. We have a great team and we have a lot of exciting opportunities in front of us, and that is why I am confident in our ability to create great value for our stockholders, clients, associates and the markets we serve.

Rich Daly
Chief Executive Officer
October 5, 2012

Directors

Leslie A. Brun
Chairman of the Board,
Broadridge Financial Solutions, Inc.
Chairman and Chief Executive Officer,
SARR Group, LLC

Richard J. Daly
Chief Executive Officer

Robert N. Duelks (1) (3)
Executive,
Accenture plc (Retired)

Richard J. Haviland (1) (3)
Chief Financial Officer,
Automatic Data Processing, Inc. (Retired)

Sandra S. Jaffee (1) (2)
Former Chief Executive Officer,
Fortent Inc.

Alexandra Lebenthal (1) (3)
President and Chief Executive Officer,
Lebenthal & Co. LLC

Stuart R. Levine (2) (3)
Founder, Chairman and
Chief Executive Officer,
Stuart Levine and Associates LLC

Thomas J. Perna (1) (2)
Chairman
Quadriserv, Inc.

Alan J. Weber (1) 2)
Chief Executive Officer,
Weber Group LLC

(1) Audit Committee
(2) Compensation Committee
(3) Governance and Nominating Committee

Corporate Officers

Richard J. Daly
Chief Executive Officer

John Hogan
President

Corporate Senior Vice Presidents

Timothy C. Gokey
Senior Vice President and Chief Operating Officer

Robert Schifellite
Senior Vice President,
Investor Communication Solutions

Corporate Vice Presidents

Adam D. Amsterdam
Corporate Vice President,
General Counsel and Secretary

Joseph Barra
Corporate Vice President,
SPS International and Global Outsourcing Solutions

J. Peter Benzie
Corporate Vice President, Sales

Maryjo T. Charbonnier
Corporate Vice President, Human Resources

Lyell Dampeer
Corporate Vice President,
U.S. Investor Communication Solutions

Douglas R. DeSchutter
Corporate Vice President,
U.S. Regulatory and Digital Communications

Robert F. Kalenka
Corporate Vice President,
Global Procurement and Facilities

Charles J. Marchesani
Corporate Vice President,
Securities Processing Solutions

Gerard F. Scavelli
Corporate Vice President,
Investor Communication Solutions - Mutual Funds

Dan Sheldon
Corporate Vice President, Chief Financial Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED JUNE 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 001- 33220

BROADRIDGE FINANCIAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**33-1151291**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1981 MARCUS AVENUE LAKE SUCCESS, NY	**11042**
(Address of principal executive offices)	**(Zip code)**

(516) 472-5400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value, as of December 31, 2011, of common stock held by non-affiliates of the registrant was approximately $2,772,014,819.

As of July 31, 2012, there were 124,903,708 shares of the registrant's common stock outstanding (excluding 28,046,796 shares held in treasury), par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the fiscal year end of June 30, 2012 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I.

Forward-Looking Statements

This Annual Report on Form 10-K may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. In particular, information appearing under "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include:

- the success of Broadridge Financial Solutions, Inc. ("Broadridge" or the "Company") in retaining and selling additional services to its existing clients and in obtaining new clients;
- Broadridge's reliance on a relatively small number of clients, the continued financial health of those clients, and the continued use by such clients of Broadridge's services with favorable pricing terms;
- changes in laws and regulations affecting the investor communication services provided by Broadridge;
- declines in participation and activity in the securities markets;
- overall market and economic conditions and their impact on the securities markets;
- any material breach of Broadridge security affecting its clients' customer information;
- the failure of our outsourced data center services provider to provide the anticipated levels of service;
- any significant slowdown or failure of Broadridge's systems or error in the performance of Broadridge's services;
- Broadridge's failure to keep pace with changes in technology and demands of its clients;
- the ability to attract and retain key personnel;
- the impact of new acquisitions and divestitures; and
- competitive conditions.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You should carefully read the factors described in the "Risk Factors" section of this Annual Report on Form 10-K for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

All forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are expressly qualified in their entirety by the cautionary statements included in this Annual Report on Form 10-K. We disclaim any obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

ITEM 1. Business

Overview

Broadridge is a leading global provider of investor communications and technology-driven solutions to banks/broker-dealers, mutual funds and corporate issuers. Our systems and services include investor communication solutions, and securities processing and operations outsourcing solutions. In short, we provide the infrastructure that helps the financial services industry operate. With 50 years of experience, we provide financial services firms with advanced, dependable, scalable and cost-effective integrated systems. Our systems help reduce the need for clients to make significant capital investments in operations infrastructure, thereby allowing them to increase their focus on core business activities.

We deliver a broad range of solutions that help our clients better serve their retail and institutional customers across the entire investment lifecycle, including pre-trade, trade, and post-trade processing. We serve a large and diverse client base across our four businesses: Bank/Broker-Dealer Communications, Mutual Fund and Retirement Solutions, Corporate Issuer Solutions, and Bank/Broker-Dealer Technology and Operations. Our businesses operate in our two business segments: Investor Communication Solutions and Securities Processing Solutions.

Investor Communication Solutions

Our Bank/Broker-Dealer Communications, Mutual Funds and Retirement Solutions and Corporate Issuer Solutions businesses operate within this segment. A large portion of our Investor Communication Solutions business involves the processing and distribution of proxy materials to investors in equity securities and mutual funds, as well as the facilitation of related vote processing. ProxyEdge®, our innovative electronic proxy delivery and voting solution for institutional investors and financial advisors, helps ensure the participation of the largest stockholders of many companies. We also provide the distribution of regulatory reports and corporate action/reorganization event information, as well as tax reporting solutions that help our clients meet their regulatory compliance needs. In addition, we provide financial information distribution and transaction reporting services to both financial institutions and securities issuers. These services include the processing and distribution of account statements and trade confirmations, traditional and personalized document fulfillment and content management services, marketing communications, and imaging, archival and workflow solutions that enable and enhance our clients' communications with investors. All of these communications are delivered in paper or electronic form. In addition, Broadridge provides corporate issuers with registrar, stock transfer and record-keeping services.

- **Bank/Broker-Dealer Communications**: Broadridge is the leader in corporate governance activities, processing approximately 85 percent of the outstanding shares in the U.S. in the performance of our proxy services, and over 60 percent of the votes returned on shares distributed globally. We distribute more than one billion investor communications annually through a combination of physical and electronic channels.
- **Mutual Fund and Retirement Solutions**: Through our governance activities, Broadridge has a service relationship with every major mutual fund complex in the U.S. Broadridge is the leading independent provider of retirement fund processing and provides unique data-driven market intelligence, specialized marketing communications and fund governance.
- **Corporate Issuer Solutions**: Broadridge serves corporate issuers with a variety of their needs including proxy and transfer agency services, both domestically and globally.

Securities Processing Solutions

Our Bank/Broker-Dealer Technology and Operations business operates within this segment. We offer a suite of advanced computerized real-time transaction processing services that automate the securities transaction lifecycle, from desktop productivity tools, data aggregation, performance reporting, and portfolio management to order capture and execution, trade confirmation, settlement, and accounting. Our services help financial institutions efficiently and cost-effectively consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. With multi-currency capabilities, our Global Processing Solution supports real-time global trading of equity, option, mutual fund, and fixed income securities in established and emerging markets. In addition, our operations outsourcing solutions allow broker-dealers to outsource certain administrative functions relating to clearing and settlement, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business.

- **Bank/Broker-Dealer Technology and Operations**: Broadridge is the leading back- and middle-office securities processing platform for North American and global broker-dealers. Provided on an application service provider ("ASP") basis, Broadridge's platform is a global market solution, clearing and settling in over 50 countries. Broadridge processes on average over $4.5 trillion in equity and fixed income trades per day, including approximately 60 percent of U.S. fixed income trades.

In September 2011, the Company acquired Paladyne Systems, Inc. ("Paladyne"), a provider of buy-side technology solutions for the global investment management industry. The purchase price was $72.4 million, net of cash acquired.

History and Development of Our Company

We are the former Brokerage Services division of Automatic Data Processing, Inc. ("ADP"). Broadridge Financial Solutions, Inc. was incorporated in Delaware as a wholly-owned subsidiary of ADP on March 29, 2007 in anticipation of our spin-off from ADP. Five years ago, we spun off from ADP and began operating as an independent public company on March 30, 2007. Our company has 50 years of history of providing innovative solutions to financial services firms and publicly-held companies. In 1962, the Brokerage Services division of ADP opened for business with one client, processing an average of 300 trades per night. In 1979, we expanded our U.S.-based securities processing solutions to process Canadian securities.

We made significant additions to our Securities Processing Solutions business through two key acquisitions in the mid-1990s. In 1995, we acquired a London-based provider of multi-currency clearance and settlement services, to become a global supplier of transaction processing services. In 1996, we acquired a provider of institutional fixed income transaction processing systems.

We began offering our proxy services in 1989. The proxy services business, which started what has become our Investor Communication Solutions business, leveraged the information processing systems and infrastructure of our Securities Processing Solutions business. Our proxy services offering attracted 31 major clients in its first year of operations. In 1992, we acquired The Independent Election Corporation of America which further increased our proxy services capabilities. By 1999, we were handling over 90% of the investor communication distributions for all securities held of record by banks and broker-dealers in the U.S.—from proxy statements to annual reports. During the 1990s, we expanded our proxy services business to serve security owners of Canadian and United Kingdom issuers and we began offering a complete outsourced solution for international proxies.

In 1998, having previously provided print and distribution services as an accommodation to our securities processing and proxy clients, we decided to focus on account statement and reporting services. In 2001, we developed and released PostEdge® to meet the need for electronic distribution and archiving of all investor communications.

In 2004, we purchased Bank of America Corporation's U.S. Clearing and Broker-Dealer Services businesses, which enabled us to provide securities clearing and operations outsourcing services through our subsidiary, Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge"). In 2010, Ridge sold the contracts of substantially all of its securities clearing clients and no longer performs securities clearing services for correspondent broker-dealers. Our operations outsourcing services are now part of our Securities Processing Solutions business.

The Broadridge Business

Investor Communication Solutions

A majority of publicly-traded shares are not registered in companies' records in the names of their ultimate beneficial owners. Instead, a substantial majority of all public companies' shares are held in "street name," meaning that they are held of record by broker-dealers or banks through their depositories. Most street name shares are registered in the name "Cede & Co.," the name used by The Depository Trust and Clearing Corporation ("DTCC"), which holds shares on behalf of its participant broker-dealers and banks. These participant broker-dealers and banks (which are known as nominees because they hold securities in name only) in turn hold the shares on behalf of their clients, the individual beneficial owners. Nominees, upon request, are required to provide companies with lists of beneficial owners who do not object to having their names, addresses, and share holdings supplied to companies, so called "non-objecting beneficial owners" (or "NOBOs"). Objecting beneficial owners (or "OBOs") may be contacted directly only by the broker-dealer or bank.

Because DTCC's role is only that of custodian, a number of mechanisms have been developed in order to pass the legal rights it holds as the record owner (such as the right to vote) to the beneficial owners. The first step in passing voting rights down the chain is the "omnibus proxy," which DTCC executes to transfer its voting rights to its participant nominees.

Under applicable rules, nominees must deliver proxy materials to beneficial owners and request voting instructions. Nominees are often prohibited by applicable New York Stock Exchange ("NYSE"), or other self-regulatory organization ("SRO") rules, or by express agreements with their customers from voting the securities held in their customers' accounts in the absence of receiving such customers' voting instructions.

A large number of nominees have contracted out the administrative processes of distributing proxy materials and tabulating voting instructions to us. Nominees accomplish this by transferring to us via powers of attorney the authority to execute a proxy, which authority they receive from DTCC (via omnibus proxy). We then distribute the proxy materials and voting instruction forms (known as "VIFs") to beneficial owners.

The Securities and Exchange Commission's (the "SEC") rules require public companies to reimburse nominees for the expense of distributing stockholder communications to beneficial owners of securities held in street name. The reimbursement rates are set forth in the rules of SROs, including the NYSE. We act as a billing and collection agent for many nominees with respect to this reimbursement. We bill public companies on behalf of the nominees, collect the fee and remit to the nominee any difference between the fee that the nominee is entitled to collect and the amount that the nominee has agreed to pay us for our services. In addition, the NYSE rules establish fees specifically for the services provided by intermediaries in the proxy process such as Broadridge.

We also compile NOBO lists on behalf of nominees in response to requests from issuers. The preparation of NOBO lists is subject to reimbursement by the securities issuers requesting such lists to the broker-dealers. The reimbursement rates are based on the number of NOBOs on the list produced pursuant to NYSE or other SRO rules. Such rules also provide for certain fees to be paid to third party intermediaries who compile such NOBO lists. We function as such an intermediary in the NOBO process.

We also provide proxy distribution, vote tabulation, and various additional investor communication tools and services to institutional investors, corporate issuers, and investment companies.

The services we provide in this segment represented approximately 71%, 72%, and 76% of our total Revenues in fiscal years 2012, 2011, and 2010, respectively. These services include the following:

Bank and Brokerage Offerings. We handle the entire proxy materials distribution and voting process for our bank and broker-dealer clients on-line and in real-time, from coordination with third-party entities to ordering, inventory maintenance, mailing, tracking and vote tabulation. We offer electronic proxy delivery services for the electronic delivery of proxy materials to investors and collection of consents; maintenance of a database that contains the delivery method preferences of our clients' customers; posting of documents on the Internet; e-mail notification to investors notifying them that proxy materials are available; and proxy voting over the Internet, mobile devices and tablets. We also have the ability to combine stockholder communications for multiple stockholders residing at the same address which we accomplish by having ascertained the delivery preferences of investors. In addition, we provide a complete outsourced solution for the processing of international proxies. We also provide a complete reorganization communications solution to notify investors of reorganizations or corporate action events such as tender offers, mergers and acquisitions, bankruptcies, and class action lawsuits.

We also offer our bank and brokerage clients financial information distribution and transaction reporting services to help them meet their regulatory compliance requirements and business needs including: prospectus fulfillment services; electronic prospectus services; PostEdge, our electronic document archival and electronic delivery solution for documents including trade confirmations, tax documents and account statements; marketing communications; imaging, archival and workflow solutions; and on-demand digital print services. In addition, we offer our Mailbox products—Advisor Mailbox and Investor Mailbox— which provide a holistic network environment that supports and complements any investor communication strategy. Advisor Mailbox is the latest complement to our Investor Mailbox solution, our service providing the electronic delivery of investor communications to our clients' websites, creating investor access to regulatory delivery notices, day-to-day account and investment information and convenient response tools. Our Advisor Mailbox is an electronic communications platform for financial advisors that delivers immediate electronic access to the communications and documents sent to such advisors' customers. Advisor Mailbox streamlines multiple communication paths for all investor-related documents into a single-visit portal that is integrated onto an advisor's platform.

We also offer tax services to financial services firms that support their various information year-end reporting (e.g., Forms 1099) and withholding requirements, with a focus on securities and fund processing/ clearance operations. Our tax data services provide tax content and data management, including securities tax classifications and reclassifications, calculations of original issue discount and other accrual and cost basis adjusting events. Our tax managed services provide technology and personnel outsourcing, withholding services and client reporting, including print/electronic distribution and archival.

In fiscal year 2011, the Company acquired NewRiver, Inc. ("NewRiver"), a leader in mutual fund electronic investor disclosure solutions. NewRiver has provided the Company with important capabilities for the broker-dealer and retirement and annuity markets. Specifically, the proprietary EDGAR extraction, normalization and presentment capabilities of this business have enabled us to enhance our prospectus post-sale fulfillment operations by moving to an on demand solution. This process provides efficiency for our clients as it reduces their reliance on offset print and fund delivered inventory. Broadridge has also been able to leverage the intellectual property in this business to provide portfolio-specific solutions for the retirement and annuity markets. Through our integration of this functionality into our existing output solutions capabilities, we offer a new and efficient fulfillment model for regulatory and compliance mailings.

The Company also acquired Forefield, Inc. ("Forefield") in fiscal year 2011, a leading provider of real-time sales, education and client communication solutions for financial institutions and their advisors. Forefield has expanded its services portfolio to leverage its industry leading financial content for use by financial services firms in their social media content libraries. Forefield has also launched an advisor website product that can be populated with Forefield's content or content created by the advisor. Forefield continues to develop new applications that further the goal of creating timely, accurate and meaningful communications for both advisors and their clients. For example, Forefield's newly released *Women's Resource Center*, which contains a broad selection of content for both the advisor and their client, focuses specifically on the requirements and challenges faced by women investors.

Institutional Investor Offerings. We provide a suite of services to manage the entire proxy voting process of institutional investors, including fulfilling their fiduciary obligations and meeting their reporting needs such as ProxyEdge, our workflow solution that integrates ballots for positions held across multiple custodians and presents them under a single proxy. Voting can be instructed for the entire position, by account vote group or on an individual account basis either manually or automatically based on the recommendations of participating governance research providers. ProxyEdge also provides for client reporting and regulatory reporting. ProxyEdge can be utilized for meetings of U.S. and Canadian companies and for meetings in many non-North American countries based on the holdings of our global custodian clients. ProxyEdge is offered in several languages and there are currently over 5,500 ProxyEdge users worldwide.

Corporate Issuer Offerings. We are the largest processor and provider of investor communication solutions to public companies. We offer our corporate issuer clients many tools to facilitate their communications with investors such as Internet and telephone proxy voting, electronic delivery of corporate filings, and householding of communications to stockholders at the same address. One of our opportunities for growth in the Investor Communication Solutions segment involves serving corporate issuer clients in providing communications services to registered stockholders—that is, stockholders who do not hold their shares through a broker-dealer in street name. We also offer proxy services to non-North American corporate issuers in connection with their general and special meetings of stockholders. Our corporate issuer services include ShareLink®, which provides complete project management for the beneficial and registered proxy process.

Two years ago, we entered the transfer agency business through our acquisition of a provider of registrar, stock transfer and record-keeping services. Our strategy in the transfer agency business is to address the needs public companies have expressed for lower cost, more reliable stockholder record maintenance and communication services. We intend to accomplish this by leveraging our existing investor communications and securities processing capabilities to enable us to deliver enhanced transfer agency services to corporate issuers. In addition, we can offer issuers and their shareholders the ability to migrate their shareholders' holdings from registered to beneficial ownership, thereby creating efficiencies for issuers and greater convenience for their shareholders.

Our Shareholder Forum solution is an online venue that offers public companies the ability to host structured, controlled communication with their shareholders on a timely and regular basis. Validated shareholders can submit questions, answer surveys in preparation of the annual meeting and year-round, and communicate in various ways with a corporation. Our Virtual Shareholder Meeting service provides corporate issuers in a number of states with the ability to host their annual meeting electronically on the Internet, either on a stand-alone basis, or in conjunction with their physical annual meeting. As the entity that provides beneficial shareholder proxy processing on behalf of many banks and brokerage firms, we can provide shareholder validation and voting to companies that want to hold virtual meetings.

Mutual Fund Offerings. We provide a full range of tools that enable mutual funds to communicate with large audiences of investors efficiently, reliably, and often with substantial cost savings. Our solutions allow mutual funds to centralize all investor communications through one resource. We also provide printing and mailing of regulatory reports, prospectuses and proxy materials, as well as proxy solicitation services. In addition, we distribute marketing communications and informational materials and create on-demand enrollment materials for mutual fund investors. Our position in the industry enables us to manage the entire communication process with both registered and beneficial stockholders. Our SalesVision® platform provides comprehensive data aggregation and data management solutions. SalesVision is software delivered as a service ("SaaS") and assists mutual funds in processing commission and distribution payments, monitoring their compliance with regulatory requirements, and assembling shareholder and intermediary data in a form to better drive their sales strategy and marketing programs.

In addition, we provide mutual fund processing services for third party administrators, financial advisors, banks and wealth management professionals through our subsidiary Matrix Financial Solutions, Inc. ("Matrix") which was acquired in fiscal year 2011. Our back-office, trust, custody, trading and mutual fund settlement services are integrated into our product suite, thereby strengthening our role as a provider of data processing and distribution channel solutions to the mutual fund industry.

Securities Processing Solutions

Transactions involving securities and other financial market instruments originate with an investor, who places an order with a broker who in turn routes that order to an appropriate market for execution. At that point, the parties to the transaction coordinate payment and settlement of the transaction through a clearinghouse. The records of the parties involved must then be updated to reflect completion of the transaction. Tax, custody, accounting and record-keeping requirements must be complied with in connection with the transaction and the customer's account information must correctly reflect the transaction. The accurate processing of trading activity and custody activity requires effective automation and information flow across multiple systems and functions within the brokerage firm and across the systems of the various parties that participate in the execution of a transaction.

Our securities processing solutions automate the transaction lifecycle of equity, mutual fund, fixed income, and option securities trading operations, from order capture and execution through trade confirmation, settlement, custody and accounting. Our services facilitate the automation of straight-through-processing operations and enable financial institutions to efficiently and cost-effectively consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. With our multi-currency capabilities, we support trading activities on a global basis.

In September 2011, we acquired Paladyne, a provider of buy-side technology solutions for the global investment management industry. Paladyne provides front-, middle-, and back-office solutions such as Order Management, Data Warehousing, Reporting and Portfolio Accounting to hedge funds, investment managers and the providers that service this space (prime brokers, hedge fund administrators and custodians). The scope of Paladyne's client base includes start-up or emerging managers through some of the largest global hedge fund complexes and global administrators. We are integrating our operational expertise with the Paladyne technology solutions to offer a set of managed services to the buy-side of the industry. Paladyne has enhanced the asset classes we service and expanded our global footprint and market coverage.

In March 2010, we entered into an Information Technology Services Agreement (the "IT Services Agreement") with International Business Machines Corporation ("IBM"), under which IBM provides certain aspects of our information technology infrastructure. The migration of our data center processing from ADP to IBM was substantially completed in June 2012. ADP will continue to perform data processing services until August 2012, when the migration to IBM is expected to be complete.

Our securities processing services represented approximately 29%, 28%, and 24% of our total Revenues in fiscal years 2012, 2011, and 2010, respectively. These services include the following:

North American Processing Services. We provide a set of sophisticated, multi-currency systems that support real-time processing of securities transactions in North American equities, options, fixed income securities, and mutual funds. Brokerage Processing Services ("BPS") is our core multi-currency back-office processing system that supports real-time processing of transactions in the U.S. markets. BPS handles everything from order management to clearance/settlement and custody, and assists our clients in meeting their regulatory reporting and other back-office requirements. BPS is provided on a hosted ASP basis. We also offer a version of BPS for processing Canadian securities. In addition to our BPS offering, we provide specialized transaction processing tools and services for small to mid-market financial firms in the U.S. and Canada that are operated on separate Broadridge technology platforms. We also provide state-of-the-art fixed income transaction processing capabilities and support for front-, middle-, and back-office functions. Our securities processing services can be integrated with our web-based desktop applications, wealth management tools, enterprise workflow, automated inquiry reporting and record-keeping services.

International Processing Services. We provide advanced multi-currency transaction processing solutions for institutional and retail securities operations, corporate actions, and business process outsourcing services such as data cleansing. Our Global Processing Solution is our integrated delivery of multiple securities processing products and services to create a comprehensive system that is capable of processing transactions in equity, option, mutual fund, and fixed income securities in established and emerging markets, at any time. Its advanced real-time processes automate the securities transaction lifecycle from order capture and execution through confirmation, settlement, and accounting.

Operations Outsourcing Services. We also provide operations outsourcing services relating to a variety of securities clearing, record-keeping, and custody-related functions. Our clients execute and clear their securities transactions and engage us to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, we are not the broker-dealer of record.

Broadridge's Integrated Solutions

Our core systems for processing equity, option, and mutual fund transactions in the U.S. markets can also be combined with our specialized systems for processing fixed income and international securities transactions. These specialized securities processing services can be fully integrated with operations outsourcing services. In addition, our clients can integrate our securities processing and operations outsourcing services with our other services including: (i) the processing of trade confirmations and account statements, delivered in paper or electronically; (ii) equity and mutual fund prospectus processing; (iii) automated workflow tools that help our clients streamline their securities processing and operations activities; and (iv) a full suite of wealth management products including data aggregation tools, end-customer websites, broker desktop, financial planning and modeling tools, performance reporting and portfolio accounting.

Clients

We serve a large and diverse client base in the financial services industry including retail and institutional brokerage firms, global banks, mutual funds, annuity companies, institutional investors, specialty trading firms, independent broker-dealers, and clearing firms. We also provide services to corporate issuers.

In fiscal year 2012, we:

- processed approximately 85% of the outstanding shares in the U.S. in the performance of our proxy services;
- distributed over 1.0 billion investor communications in either paper or electronic form;
- processed on average over $4.5 trillion in equity and fixed income trades per day of U.S. and Canadian securities; and
- provided fixed income trade processing services to 15 of the 21 primary dealers of fixed income securities in the U.S.

In fiscal year 2012, we derived approximately 23% of our consolidated revenues from five clients. Our largest single client accounted for approximately 5% of our consolidated revenues.

Competition

We operate in a highly competitive industry. Our Investor Communication Solutions business competes with companies that provide investor communication and corporate governance solutions including transfer agents who handle communication services to registered (non-beneficial) securities holders, proxy advisory firms, proxy solicitation firms and other proxy services providers. We also face competition from numerous firms in the compiling and printing of transaction confirmations and account statements. Our Securities Processing Solutions business principally competes with brokerage firms that perform their trade processing in-house, and with numerous other outsourcing vendors. Our back-office support services offered through this segment also compete with very large financial institutions that manage their own back-office record-keeping operations. In many cases, clients engage us only to perform certain functions, such as back-office processing, and do not outsource their other functions such as clearing operations support that we would also perform for them.

Technology

We have several information processing systems which serve as the core foundation of our technology platform. We leverage these systems in order to provide our services. We are committed to maintaining extremely high levels of quality service through our skilled technical employees and the use of our technology within an environment that seeks continual improvement.

Our mission-critical applications are designed to provide high levels of availability, scalability, reliability, and flexibility. They operate on industry standard enterprise architecture platforms that provide high degrees of horizontal and vertical scaling. This scalability and redundancy allows us to provide high degrees of system availability. In March 2010, we entered into the IT Services Agreement with IBM, under which IBM performs a broad range of technology services including supporting our mainframe, midrange, open systems, network and data center operations, as well as providing disaster recovery services. We have the option of incorporating additional services into the agreement over time. The IT Services Agreement expires on June 30, 2022. We have the right to renew it for up to an additional 12-month term. Our principal data center systems and applications had previously been operated and managed by ADP. The migration of our data center processing from ADP to IBM was substantially completed in June 2012. ADP will continue to perform data processing services until August 2012, when the migration to IBM is expected to be complete.

We have the right to terminate the IT Services Agreement for several reasons including for cause, for convenience, or in the event of a change of ownership control of IBM. However, several of the grounds for termination of the IT Services Agreement by Broadridge require us to pay a termination fee to IBM. IBM also has certain termination rights in the event of a material breach of the Company's obligations under the IT Services Agreement and its failure to cure.

Most of our systems and applications process in Tier III+ and Tier IV data centers. Tier III+ and Tier IV data centers employ multiple active power and cooling distribution paths, redundant components, and are capable of providing 99.995% availability. Tier III+ and Tier IV data centers provide infrastructure capacity and capability to permit any planned activity without disruption to the critical load, and can sustain at least one worst-case, unplanned failure or event with no critical load impact. Our geographically dispersed processing centers also provide disaster recovery and business continuity processing.

To further demonstrate our commitment to maintaining the highest levels of quality service and client satisfaction within an environment that fosters continual improvement, our data centers are International Organization for Standardization ("ISO") 9001:2000 certified. In addition, Broadridge's core applications and facilities for the provision of our proxy, U.S. equity and fixed income securities processing services, and IBM's data centers are ISO 27001 certified. This security standard specifies the requirements for establishing, implementing, operating, monitoring, reviewing, maintaining and improving a documented Information Security Management System within the context of the organization's overall business risks. It specifies the requirements for the implementation of security controls customized to the needs of individual organizations. This standard addresses confidentiality, access control, vulnerability, business continuity, and risk assessment.

Product Development. Our products and services are designed with reliability, availability, scalability, and flexibility so that we can fully meet our clients' processing needs. These applications are built in a manner which allows us to meet the breadth and depth of requirements of our financial services industry clients in a highly efficient manner. We continually upgrade, enhance, and expand our existing products and services taking into account input from clients, industry-wide initiatives and regulatory changes affecting our clients.

Intellectual Property. We own registered marks for our trade name and own or have applied for trademark registrations for many of our services and products. We regard our products and services as proprietary and utilize internal security practices and confidentiality restrictions in contracts with employees, clients, and others for protection. We believe that we hold all proprietary rights necessary to conduct our business.

Employees

At June 30, 2012, we had approximately 6,200 employees. None of our employees are subject to collective bargaining agreements governing their employment with our company. We believe that our employee relations are good.

Regulation

The securities and financial services industries are subject to extensive regulation in the U.S. and in other jurisdictions. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets.

In the U.S., the securities and financial services industries are subject to regulation under both federal and state laws. At the federal level, the SEC regulates the securities industry, along with the Financial Industry Regulatory Authority, Inc. ("FINRA"), the various stock exchanges, and other SROs. Our Investor Communication Solutions and Securities Processing Solutions businesses are generally not directly subject to federal, state, or foreign laws and regulations that are specifically applicable to financial institutions. However, as a provider of services to financial institutions and issuers of securities, our services are provided in a manner to assist our clients in complying with the laws and regulations to which they are subject, such as our proxy distribution, processing, and voting services. As a result, the services we provide may change as applicable SEC, FINRA and SRO regulations are revised. For example, the SEC has in recent years amended the proxy rules to allow public companies to follow a "notice and access" model of proxy material delivery. The SEC's notice and access rules have caused us to develop and offer a number of new and additional services.

On July 14, 2010, the SEC voted unanimously to issue for public comment a concept release (the "Concept Release") focusing on a wide range of topics related to the U.S. proxy system. The Concept Release is organized by the three general topics on which the SEC sought public input: (1) ensuring the accuracy, transparency, and efficiency of the voting process, (2) enhancing shareholder communication and participation, and (3) addressing the relationship between voting power and economic interest. The comment period on the Concept Release ended in 2010. The SEC may, but is not necessarily required to, engage in rulemaking with respect to the topics addressed by the Concept Release. There are no indicators that would enable the Company to make a determination as to whether there will be any modifications made to the current proxy system, and if so, what impact, if any, any such modifications to the current proxy system will have on our business. However, as with any regulatory change, we may have to incur additional costs to adapt our business to possible modifications in the proxy system that could result from the rulemaking process initiated by the Concept Release. In September 2010, the NYSE formed the Proxy Fee Advisory Committee made up of issuers, broker-dealers and investors to review the NYSE proxy distribution fees. In May 2012, the Proxy Fee Advisory Committee issued its recommendations on the fees paid by issuers for the distribution of proxy materials to beneficial shareholders. The report makes recommendations for changes in fees; however, at this time it is not a formal proposal for changing the NYSE rules pertaining to fees. Any such changes would be subject to public comment and SEC approval. We will monitor any future actions taken by the SEC, the SROs or other participants in the proxy process with respect to the Concept Release and the Proxy Fee Advisory Committee recommendations. If changes are made to the U.S. proxy system, we expect to continue to adapt our business practices and service offerings to assist our clients in fulfilling their obligations under any new or modified legal requirements and industry practices.

Certain of the securities processing services we provide may be deemed to be mission-critical functions of financial institutions that are regulated by one or more member agencies of the Federal Financial Institutions Examination Council ("FFIEC"). We are therefore subject to examination by the member agencies of the FFIEC which are the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, and the National Credit Union Association. The FFIEC conducts periodic reviews of certain of our operations in order to identify existing or potential risks associated with our operations that could adversely affect the financial institutions to which we provide services, evaluates our risk management systems and controls, and determines our compliance with applicable laws that affect the services we provide to financial institutions. In addition to examining areas such as our management of technology, data integrity, information confidentiality and service availability, the reviews also assess our financial stability. A sufficiently unfavorable review from the FFIEC could result in our clients not being allowed to use our services. In addition, we engage independent auditors to review many of our operations to provide internal control evaluations for our clients and their regulators.

Our operations outsourcing and mutual fund processing services are performed by registered broker-dealers. As registered broker-dealers and members of FINRA, they are subject to regulations concerning many aspects of their business, including trade practices, capital requirements, record retention, money laundering prevention, the protection of customer funds and customer securities, and the supervision of the conduct of directors, officers and employees. A failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders, or the suspension or revocation of SEC or FINRA authorization granted to allow the operation of their businesses or disqualification of their directors, officers or employees. In addition, as registered broker-dealers, they are required to participate in the Securities Investor Protection Corporation ("SIPC") for the benefit of customers. In addition, MG Trust Company, LLC ("MG Trust"), a subsidiary of Matrix, is a Colorado State non-depository trust company whose primary business is to provide cash agent, custodial and directed or non-discretionary trust services to institutional customers. MG Trust operates pursuant to the rules and regulations of the Colorado Division of Banking.

In addition, our operations outsourcing services are subject to regulatory oversight by the SEC and FINRA. The recent economic turmoil has resulted in increased regulatory scrutiny of the securities industry including the outsourcing of regulatory functions. This oversight could result in the future enactment of more restrictive laws or rules with respect to operations outsourcing. We will monitor any future actions taken by the SEC and FINRA, and if new requirements are enacted, we expect to adapt our business practices and service offerings to assist our clients in fulfilling their obligations under any new or modified legal requirements and industry practices. In addition, if we expand our outsourcing solutions services into other countries in the future, we will be required to comply with the regulatory controls of each country in which we conduct business.

Our transfer agency business, Broadridge Corporate Issuer Solutions, Inc., is subject to certain rules and regulations promulgated by the SEC, including without limitation, with respect to registration with the SEC, annual reporting, examination, internal controls, proper disposal of shareholder information and obligations relating to its operations. Our transfer agency business has been formally approved by the NYSE to act as a transfer agent or registrar for issuers of NYSE listed securities and is subject to certain NYSE requirements concerning operational standards. Furthermore, it is also subject to U.S. Internal Revenue Service (the "IRS") and postal regulations, as well as certain provisions of the Gramm-Leach-Bliley Act and the Federal Trade Commission's regulations with respect to maintenance of information security safeguards.

Privacy and Information Security Regulations

The processing of personal information is required to provide our services. Data privacy laws and regulations in the U.S. and foreign countries apply to the collection, transfer, use, storage, and destruction of personal information. In the U.S., the federal Gramm-Leach-Bliley Act, which applies to financial institutions, applies to certain aspects of our operations outsourcing, mutual fund processing and transfer agency businesses and to the services that involve data processing for financial institutions, and applies indirectly to our other businesses through contractual commitments with our clients and through industry standards. In addition, state privacy and information security laws, and consumer protection laws, which apply to businesses that collect or process personal information, also apply directly to our businesses. These laws may require notification to affected individuals, state officers, and consumer reporting agencies in the event of a security breach that results in unauthorized access to or disclosure of certain non-public personal information. These regulations and laws also impose requirements for safeguarding personal information through internal policies and procedures.

Similar data privacy laws related to the collection, transfer, use, and storage of personal information exist outside of the U.S., such as the European Union's 95/46 EC Directive of the European Parliament, Canada's Personal Information Protection and Electronic Documents Act, individual European national laws, and data privacy laws of other countries. In some cases, these laws may be more restrictive and may require different compliance requirements than the Gramm-Leach-Bliley Act, the U.S. state privacy laws or consumer protection laws, and may impose additional duties on companies.

There has been increased public attention regarding the corporate use of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer privacy. The law in these areas is not consistent or settled. While we believe that Broadridge is compliant with its regulatory responsibilities, the legal, political, and business environments in these areas are rapidly changing, and subsequent legislation, regulation, litigation, court rulings, or other events could expose Broadridge to increased program costs, liability, and possible damage to our reputation.

Other

Our businesses, both directly and indirectly, rely on the Internet and other electronic communications gateways. We intend to expand our use of these gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, governmental agencies within the U.S. and other jurisdictions are beginning to address regulatory issues that may arise in connection with the use of the Internet. Accordingly, new regulations or interpretations may be adopted that constrain our own and our clients' abilities to transact business through the Internet or other electronic communications gateways.

Seasonality

Processing and distributing proxy materials and annual reports to investors in equity securities and mutual funds comprises a large portion of our Investor Communication Solutions business. We process and distribute the greatest number of proxy materials and annual reports during our fourth fiscal quarter (the second quarter of the calendar year). The recurring periodic activity of this business is linked to significant filing deadlines imposed by law on public reporting companies and mutual funds. Historically, this has caused our revenues, operating income, net earnings, and cash flows from operating activities to be higher in our fourth fiscal quarter than in any other quarter. The seasonality of our revenues makes it difficult to estimate future operating results based on the results of any specific fiscal quarter and could affect an investor's ability to compare our financial condition, results of operations, and cash flows on a fiscal quarter-by-quarter basis.

Segment and Geographic Area Financial Information

You can find financial information regarding our operating segments and our geographic areas in Note 19, "Financial Data By Segment" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K.

Available Information

Our headquarters are located at 1981 Marcus Avenue, Lake Success, New York 11042, and our telephone number is (516) 472-5400.

We maintain an Investor Relations website on the Internet at *www.broadridge-ir.com*. We make available free of charge, on or through this website, our annual, quarterly and current reports, and any amendments to those reports as soon as reasonably practicable following the time they are electronically filed with or furnished to the SEC. To access these, just click on the "SEC Filings" link found on our Investor Relations homepage. You can also access our Investor Relations website through our main website at *www.broadridge.com* by clicking on the "Investor Relations" link, which is located at the top of our homepage. Information contained on our website is not incorporated by reference into this Annual Report on Form 10-K or any other report filed with the SEC.

ITEM 1A. Risk Factors

You should carefully consider each of the following risks and all of the other information set forth in this Annual Report on Form 10-K or incorporated by reference herein. Based on the information currently known to us, we believe that the following information identifies the material risk factors affecting our company. However, additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develop into actual events, they could have a material adverse effect on our business, financial condition, or results of operations.

Consolidation in the financial services industry could adversely affect our revenues by eliminating some of our existing and potential clients and could make us increasingly dependent on a more limited number of clients.

There has been and continues to be merger, acquisition, and consolidation activity in the financial services industry. In recent years, the economic slowdown and in particular, its impact on the financial services industry, resulted in increased mergers or consolidations of our clients. Mergers or consolidations of financial institutions could reduce the number of our clients and potential clients. If our clients merge with or are acquired by other firms that are not our clients, or firms that use fewer of our services, they may discontinue or reduce the use of our services. In addition, it is possible that the larger financial institutions resulting from mergers or consolidations could decide to perform in-house some or all of the services that we currently provide or could provide. Any of these developments could have a material adverse effect on our business and results of operations.

A large percentage of our revenues are derived from a small number of clients in the financial services industry.

In fiscal year 2012, we derived approximately 23% of our consolidated revenues from our five largest clients and approximately 63% of the revenues of our Securities Processing Solutions segment from the 15 largest clients in that segment. Our largest single client accounted for approximately 5% of our consolidated revenues. While these clients generally work with multiple business segments, the loss of business from any of these clients due to merger or consolidation, financial difficulties or bankruptcy, or the termination or non-renewal of contracts would have a material adverse effect on our revenues and results of operations. Also, in the event a client experiences financial difficulties or bankruptcy resulting in a reduction in their demand for our services or loss of the client's business, in addition to losing the revenue from that client, the Company would be required to write-off any investments made by the Company in connection with that client. Under a number of our contracts, our clients have the opportunity to renegotiate their contracts with us and to consider whether to renew their contracts or engage one of our competitors to provide services. If we are not successful in achieving high renewal rates with favorable terms, particularly with these clients, our revenues from such renewals and the associated earnings could be negatively impacted. In addition, the current economic slowdown and its specific impact on the financial services industry, has resulted in increased pricing pressure, particularly with respect to our Securities Processing Solutions business.

The financial services industry has experienced increasing scrutiny by regulatory authorities in recent years and further changes in legislation or regulations may adversely affect our ability to conduct our business or may reduce our profitability.

The legislative and regulatory environment of the financial services industry has recently undergone significant change and may undergo further change in the future. The SEC, FINRA, various stock exchanges, and other U.S. and foreign governmental or regulatory authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. These legislative and regulatory initiatives may adversely affect the way in which we conduct our business and may make our business less profitable. Also, changes in the interpretation or enforcement of existing laws and regulations by those entities may adversely affect our business.

Our Investor Communication Solutions and Securities Processing Solutions businesses are generally not directly subject to federal, state, or foreign laws and regulations that are specifically applicable to financial institutions. However, as a provider of services to financial institutions and issuers of securities, our services are particularly sensitive to changes in laws and regulations governing our clients and the securities markets. On July 14, 2010, the SEC voted unanimously to issue the Concept Release for public comment. The Concept Release focuses on a wide range of topics related to the U.S. proxy system. The Concept Release is organized by the three general topics on which the SEC sought public input: (1) ensuring the accuracy, transparency, and efficiency of the voting process, (2) enhancing shareholder communication and participation, and (3) addressing the relationship between voting power and economic interest. The comment period on the Concept Release ended in 2010. The SEC may, but is not necessarily required to, engage in rulemaking with respect to the topics addressed by the Concept Release. There are no indicators that would enable the Company to make a determination as to whether there will be any modifications made to the current proxy system, and if so, what impact, if any, any such modifications to the current proxy system will have on our business. However, as with any regulatory change, we may have to incur additional costs to adapt our business to possible modifications in the proxy system that could result from the rulemaking process initiated by the Concept Release. In September 2010, the NYSE formed the Proxy Fee Advisory Committee made up of issuers, broker-dealers and investors to review the NYSE proxy distribution fees. In May 2012, the Proxy Fee Advisory Committee issued its recommendations on the fees paid by issuers for the distribution of proxy materials to beneficial shareholders. The report makes recommendations for changes in fees; however, at this time it is not a formal proposal for changing the NYSE rules pertaining to fees. Any such changes would be subject to public comment and SEC approval. We will monitor any future actions taken by the SEC, the SROs or other participants in the proxy process with respect to the Concept Release and the Proxy Fee Advisory Committee recommendations.

Certain of the securities processing services we provide may be deemed to be mission-critical functions of financial institutions that are regulated by one or more member agencies of the FFIEC. We are therefore subject to examination by the member agencies of the FFIEC. The FFIEC has been conducting periodic reviews of certain of our operations since August 2006 in order to identify existing or potential risks associated with our operations that could adversely affect the financial institutions to which we provide services, evaluates our risk management systems and controls, and determines our compliance with applicable laws that affect the services we provide to financial institutions. In addition to examining areas such as our management of technology, data integrity, information confidentiality and service availability, the reviews also assess our financial stability. A sufficiently unfavorable review from the FFIEC could result in our clients not being allowed to use our services, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our operations outsourcing, mutual fund processing and transfer agency solutions as well as the entities providing those services are subject to regulatory oversight. Our provision of these services must comply with applicable rules and regulations of the SEC, FINRA, and various stock exchanges, state securities commissions, and other regulatory bodies charged with safeguarding the integrity of the securities markets and other financial markets and protecting the interests of investors participating in these markets. If we fail to comply with any applicable regulations in performing those services, we could lose our clients, be subject to suits for breach of contract or to governmental proceedings, censures and fines, our reputation could be harmed and we could be limited in our ability to obtain new clients. Our ability to comply with these regulations depends largely upon the maintenance of an effective compliance system which can be time consuming and costly, as well as our ability to attract and retain qualified compliance personnel. In addition, the future enactment of more restrictive laws or rules with respect to our regulated subsidiaries could have an adverse impact on the financial performance of those businesses. Furthermore, regulatory approval may be required before expansion of these business activities. We may not be able to obtain the necessary regulatory approvals for any desired expansion. Even if approvals are obtained, they may impose restrictions on our business and could require us to incur significant compliance costs or adversely affect the development of business activities in affected markets.

There has been increased public attention regarding the corporate use of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer privacy. The law in these areas is not consistent or settled. While we believe that Broadridge is compliant with its regulatory responsibilities, the legal, political and business environments in these areas are rapidly changing, and subsequent legislation, regulation, litigation, court rulings or other events could expose Broadridge to increased program costs, liability, and possible damage to our reputation.

Our clients in the financial services industry are subject to increasing regulation and oversight by regulators, which could adversely affect our ability to conduct our business or may reduce our profitability.

We provide technology solutions to a large and diverse client base in the financial services industry including retail and institutional brokerage firms, global banks, mutual funds, annuity companies, institutional investors, specialty trading firms, independent broker-dealers, and clearing firms. These clients are generally subject to extensive regulation in the U.S. and in other jurisdictions. The current legislative and regulatory environment may impact the way that our clients do business in a way that could adversely impact us. For example, new regulations governing our clients could result in significant expenditures that could cause them to reduce their use of our services, seek to renegotiate existing agreements, or cease or curtail their operations, all of which could adversely impact our business. In addition, the financial services industry has experienced increased scrutiny in recent years and penalties and fines sought by regulatory authorities, including the SEC, FINRA, securities exchanges, state attorneys general and international regulators, have increased accordingly. Failure to comply with laws, regulations or policies, could result in fines, limitations on business activity or suspension or expulsion from the industry, any of which could have a material adverse effect upon our clients. Adverse regulatory actions that change our clients' businesses or adversely affect their operating results or financial condition could decrease their ability to purchase, or demand for, our products and services, thus causing loss of business from these clients. The loss of business from our largest clients could have a material adverse effect on our revenues and results of operations.

Our revenues may decrease due to declines in the number of unique securities positions, levels of event-driven communications activity, trading volume, market prices, or the liquidity of the securities markets.

We generate significant revenues from the transaction processing fees we earn from our services. These revenue sources are substantially dependent on the levels of participation and activity in the securities markets. The number of unique securities positions held by investors through our clients and our clients' customer trading volumes reflect the levels of participation and activity in the markets, which are impacted by market prices, and the liquidity of the securities markets, among other factors. Over the past several years, the U.S. and foreign securities markets have experienced significant volatility. Sudden sharp or gradual but sustained declines in market participation and activity can result in reduced investor communications activity, including reduced proxy and event-driven communications processing such as mutual fund proxy, and mergers and acquisitions and other special corporate event communications processing, and reduced trading volumes. The occurrence of any of these events would likely result in reduced revenues and decreased profitability from our business operations.

General economic and political conditions and broad trends in business and finance that are beyond our control may contribute to reduced levels of activity in the securities markets, which could result in lower revenues from our business operations.

The number of unique securities positions held by investors through our clients, the level of event-driven communications activity we process on behalf of our clients, trading volume, market prices, and liquidity of the securities markets are affected by general national and international economic and political conditions, and broad trends in business and finance that result in changes in participation and activity in the securities markets. These factors include:

- economic, political and market conditions;
- legislative and regulatory changes;

- the availability of short-term and long-term funding and capital;
- the level and volatility of interest rates;
- currency values and inflation; and
- national, state, and local taxation levels affecting securities transactions.

These factors are beyond our control and may contribute to reduced levels of participation and activity in the securities markets. Our revenues have historically been largely driven by transaction processing based on levels of participation and activity in the securities markets. Accordingly, any significant reduction in participation and activity in the securities markets would likely result in lower revenues from our business operations.

Breaches of our information security policies or safeguards could adversely affect our ability to operate, could result in the personal or account information of our clients' customers being misappropriated, and may cause us to be held liable or suffer harm to our reputation.

We process and transfer the personal and account information of customers of financial institutions and investors in public companies and mutual funds. Our clients that are financial institutions or clients that collect or handle personal information outside the U.S. are subject to laws and regulations in the U.S. and other jurisdictions designed to protect the privacy of personal information and to prevent that information from being inappropriately disclosed, misused, altered, destroyed or otherwise compromised, and they require that we abide by such laws and regulations in performing our services for them. In the U.S., the federal Gramm-Leach-Bliley Act, which applies to financial institutions, applies to certain aspects of our operations outsourcing, mutual fund processing and transfer agency businesses and to the services that involve data processing for financial institutions, and applies indirectly to our other businesses through contractual commitments with our clients and through industry standards. In addition, state privacy and information security laws, and consumer protection laws, which apply to businesses that collect or process personal information, also apply directly to our businesses. We have developed and maintain technical and operational safeguards which vary based on service and information type, including encryption, authentication technology, and transmission of data over private networks in order to effect secure transmissions of confidential information over computer systems and the Internet. However, despite those safeguards, it is possible that unauthorized individuals could improperly access our systems or improperly obtain or disclose the personal or account information of our clients' customers or investors in public companies and mutual funds. Any breach of our information security policies or safeguards resulting in the unauthorized use or disclosure of personal or account information could result in interruptions to our operations or delivery of services to our clients, and we could be liable to parties who are financially harmed by those breaches. Our liability risk is anticipated in our services agreements with our clients and our insurance coverage. However, we may not be adequately protected against all possible losses through the terms of our services agreements and our insurance coverage. In addition, we may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by such breaches. Furthermore, such breaches could cause us to lose revenues, lose clients or cause damage to our reputation.

We purchase a significant portion of our data center services, including disaster recovery capabilities, from a third party data center services provider, and if our data center services provider fails to adequately perform the data center services in the manner necessary to meet our clients' needs, our business, financial condition, and results of operations may be harmed.

IBM provides us with data center services under the IT Services Agreement that include supporting our mainframe, midrange, open systems, network and data center operations, as well as disaster recovery services. As a result, we currently purchase a significant portion of our data center services, including disaster recovery capabilities, from IBM. If IBM fails to adequately perform the data center services in the manner necessary to meet our clients' needs, our business, financial condition and results of operations may be harmed. Some of these risks are anticipated and covered through service level credits, termination rights, and indemnification clauses in the IT Services Agreement. However, we may not adequately be protected against all possible losses through the terms of the IT Services Agreement.

Any slowdown or failure of our computer or communications systems or those of our outsourced data center services provider could impact our ability to provide services to our clients and support our internal operations and could subject us to liability for losses suffered by our clients or their customers.

Our services depend on our ability to store, retrieve, process, and manage significant databases, and to receive and process transactions and investor communications through a variety of electronic systems and media. Our systems, those of our outsourced data center services provider, or any other systems with which ours interact could slow down significantly or fail for a variety of reasons, including:

- computer viruses or undetected errors in internal software programs or computer systems;
- inability to rapidly monitor all system activity;
- inability to effectively resolve any errors in internal software programs or computer systems once they are detected;
- heavy stress placed on systems during peak times; or
- power or telecommunications failure, fire, flood or any other disaster.

While we monitor system loads and performance and implement system upgrades to handle predicted increases in trading volume and volatility, we cannot assure you that we will be able to predict future volume increases or volatility accurately or that our systems and those of our data center services provider will be able to accommodate these volume increases or volatility without failure or degradation. Moreover, because we have outsourced our data center operations, the operation and performance of the data center involve factors beyond our control. Any significant degradation or failure of our computer systems, communications systems or any other systems in the performance of our services could cause our clients or their customers to suffer delays in their receipt of our services. These delays could cause substantial losses for our clients or their customers, and we could be liable to parties who are financially harmed by those failures. Our liability risk is anticipated in our services agreements with our clients and our insurance coverage. However, we may not be adequately protected against all possible losses through the terms of our services agreements and our insurance coverage. In addition, such failures could cause us to lose revenues, lose clients or damage our reputation.

Operational errors in the performance of our services could lead to liability for claims, client loss and result in reputational damage.

The failure to properly perform our services could result in our clients and/or certain of our subsidiaries being subjected to censures, fines, or other sanctions by applicable regulatory authorities, and we could be liable to parties who are financially harmed by those errors. Our liability risk is anticipated in our services agreements with our clients and our insurance coverage. However, we may not be adequately protected against all possible losses through the terms of our services agreements and our insurance coverage. In addition, such errors could cause us to lose revenues, lose clients or damage our reputation.

If the operational systems and infrastructure that we depend on fail to keep pace with our growth, we may experience operating inefficiencies, client dissatisfaction and lost revenue opportunities.

The growth of our business and expansion of our client base may place a strain on our management and operations. We believe that our current and anticipated future growth will require the implementation of new and enhanced communications and information systems, the training of personnel to operate these systems, and the expansion and upgrade of core technologies. While many of our systems are designed to accommodate additional growth without redesign or replacement, we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. In addition, we cannot assure you that we will be able to predict the timing or rate of this growth accurately or expand and upgrade our systems and infrastructure on a timely basis.

Our growth has required and will continue to require increased investments in management personnel and systems, financial systems and controls, and office facilities. In the absence of continued revenue growth, the costs associated with these investments would cause our operating margins to decline from current levels. We cannot assure you that we will be able to manage or continue to manage our recent or future growth successfully. If we fail to manage our growth, we may experience operating inefficiencies, dissatisfaction among our client base, and lost revenue opportunities.

If we are unable to respond to the demands of our existing and new clients, our ability to reach our revenue goals or maintain our profitability could be diminished.

The global financial services industry is characterized by increasingly complex and integrated infrastructures and products, new and changing business models and rapid technological and regulatory changes. Our clients' needs and demands for our products and services evolve with these changes. Our future success will depend, in part, on our ability to respond to our clients' demands for new services, capabilities and technologies on a timely and cost-effective basis, to adapt to technological advancements and changing regulatory standards, and to address our clients' increasingly sophisticated requirements.

Intense competition could negatively affect our ability to maintain or increase our market share and profitability.

The markets for our products and services continue to evolve and are highly competitive. We compete with a number of firms that provide similar products and services. In addition, our securities processing solutions compete with our clients' in-house capabilities to perform competitive functions. Our competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies than we will be able to offer or adopt. In addition, we expect that the markets in which we compete will continue to attract new competitors and new technologies, including international providers of similar products and services to ours. There can be no assurances that we will be able to compete effectively with current or future competitors. If we fail to compete effectively, our market share could decrease and our business, financial condition, and results of operations could be materially harmed.

Our business, financial position, and results of operations could be harmed by adverse rating actions by credit rating agencies.

If the credit ratings of our outstanding indebtedness are downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position, and results of operations could be adversely affected and perceptions of our financial strength could be damaged. A downgrade would have the effect of increasing our borrowing costs, and could decrease the availability of funds we are able to borrow, adversely affecting our business, financial position, and results of operations. In addition, a downgrade could adversely affect our relationships with our clients. For further information with respect to our borrowing costs, see Note 13, "Borrowings" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K.

We may be unable to attract and retain key personnel.

Our continued success depends on our ability to attract and retain key personnel such as our senior management and other qualified personnel to conduct our business. The market for such experienced senior managers and other qualified personnel is extremely competitive. There can be no assurance that we will be successful in our efforts to recruit and retain the required key personnel. If we are unable to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our operations and financial results could be materially adversely affected.

The inability to identify, obtain and retain important intellectual property rights to technology could harm our business.

Our success depends in part upon the development and acquisition of systems and applications to conduct our business. These systems and applications are primarily developed by employees or independent contractors, or obtained through acquisitions. Our success will increasingly depend in part on our ability to identify, obtain and retain intellectual property rights to technology, both for internal use as well as for use in providing services to our clients, either through internal development, acquisition or licensing from others, or alliances with others. Our inability to identify, obtain and retain rights to certain technology on favorable terms and conditions would make it difficult to conduct business, or to timely introduce new and innovative products and services, which could harm our business, financial condition, and results of operations.

Our products and services, and the products and services provided to us by third parties, may infringe upon intellectual property rights of third parties, and any infringement claims could require us to incur substantial costs, distract our management, or prevent us from conducting our business.

Although we attempt to avoid infringing upon known proprietary rights of third parties, we are subject to the risk of claims alleging infringement of third-party proprietary rights. If we infringe upon the rights of third parties, we may be unable to obtain licenses to use those rights on commercially reasonable terms. Additionally, third parties that provide us with products and services that are integral to the conduct of our business may be subject to similar allegations, which could prevent them from continuing to provide these products and services to us. In either of these events, we would need to undertake substantial reengineering in order to continue offering our services and we may not succeed in doing so. In addition, any claim of infringement could cause us to incur substantial costs defending the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from conducting our business.

Acquisitions and integrating such acquisitions create certain risks and may affect operating results.

From time to time, we engage in, and expect to continue to engage in, business acquisitions. The acquisition and integration of businesses involve a number of risks. The core risks are in the areas of:

- valuation: negotiating a fair price for the business based on inherently limited due diligence reviews;
- integration: managing the complex process of integrating the acquired company's people, products, technology, and other assets so as to realize the projected value of the acquired company and the synergies projected to be realized in connection with the acquisition; and
- legacy issues: protecting against actions, claims, regulatory investigations, losses, and other liabilities related to the predecessor business.

Also, the process of integrating these businesses may disrupt our business and divert our resources. These risks may arise for a number of reasons including, for example:

- finding suitable businesses to acquire at affordable valuations or on other acceptable terms;
- competition for acquisitions from other potential acquirors;
- incurring unforeseen obligations or liabilities in connection with such acquisitions;
- devoting unanticipated financial and management resources to an acquired business;
- borrowing money from lenders or selling equity or debt securities to the public to finance future acquisitions on terms that may be adverse to us;
- entering markets where we have minimal prior experience; and
- experiencing decreases in earnings as a result of non-cash impairment charges.

In addition, international acquisitions often involve additional or increased risks including, for example:

- geographically separated organizations, systems, and facilities;
- integrating personnel with diverse business backgrounds and organizational cultures;
- complying with foreign regulatory requirements;
- enforcing intellectual property rights in some foreign countries; and
- general economic and political conditions.

In the event of a disaster, our disaster recovery and business continuity plans may fail, which could result in the loss of client data and adversely interrupt operations.

Our operations are dependent on our ability to protect our infrastructure against damage from catastrophe, natural disaster, or severe weather including events resulting from unauthorized security breach, power loss, telecommunications failure, terrorist attack, or other events that could have a significant disruptive effect on our operations. We have disaster recovery and business continuity plans in place in the event of system failure due to any of these events and we test our plans regularly. In addition, our outsourced data center services provider also has disaster recovery plans and procedures in place. However, we cannot be certain that our plans, or those of our primary outsourced data center services provider, will be successful in the event of a disaster. If our disaster recovery or business continuity plans are unsuccessful in a disaster recovery scenario, we could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients, and we could be liable to parties who are financially harmed by those failures. Our liability risk is anticipated in our services agreements with our clients and our insurance coverage. However, we may not be adequately protected against all possible losses through the terms of our services agreements and our insurance coverage. In addition, such failures could cause us to lose revenues, lose clients or damage our reputation.

Our business is highly dependent on the financial services industry and exchanges and market centers around the world that may be targets of terrorism.

Our business is highly dependent on the financial services industry and exchanges and market centers around the world that may be targets of terrorism. Terrorist activities in September 2001 caused the U.S. securities markets to close for four days. This impacted our revenues and profitability for that period of time. If terrorist incidents cause interruption of the financial services industry or securities market activity, our revenues and profits may be impacted negatively again.

Our mutual fund processing services may be exposed to risk from our counterparties and third parties.

In the normal course of business, our mutual fund processing services involve the settlement of transactions on behalf of our customers and third parties. With these activities, we may be exposed to risk in the event our customers, other broker-dealers, banks, clearing organizations, or depositories are unable to fulfill contractual obligations and the mutual fund counterparty is not able to cancel the transaction.

Our revenues are subject to seasonal variations because we process and distribute the greatest number of proxy materials and annual reports in our fourth fiscal quarter.

Processing and distributing proxy materials and annual reports to investors in equity securities and mutual funds comprises a large portion of our Investor Communication Solutions business. We process and distribute the greatest number of proxy materials and annual reports during our fourth fiscal quarter. The recurring periodic activity of this business is linked to significant filing deadlines imposed by law on public reporting companies and mutual funds. Historically, this has caused our revenues, operating income, net earnings, and cash flows from operating activities to be higher in our fourth fiscal quarter than in any other fiscal quarter. The seasonality of our revenues makes it difficult to estimate future operating results based on the results of any specific fiscal quarter and could affect an investor's ability to compare our financial condition, results of operations, and cash flows on a fiscal quarter-by-quarter basis.

ITEM 1B. Unresolved Staff Comments.

None.

ITEM 2. Properties.

We operate our business from 52 facilities. We own a 20,000 square foot facility in Mount Laurel, New Jersey, where we perform certain product development functions. We also own a 36,000 square foot facility in Wheat Ridge, Colorado, where we perform securities processing services. We lease four facilities in Edgewood, New York, with a combined space of 763,320 square feet which are used in connection with our Investor Communication Solutions business. We lease space at 46 additional locations, subject to customary lease arrangements, including a 67,000 square foot facility in Lake Success, New York, that serves as our corporate headquarters as well as the location of our operations outsourcing solutions business. Our leases expire on a staggered basis. We believe our facilities are currently adequate for their intended purposes and are adequately maintained.

ITEM 3. Legal Proceedings.

In the normal course of business, the Company is subject to claims and litigation. While the outcome of any claim or litigation is inherently unpredictable, and with the exception of the matter described in the following paragraph, the Company believes that the ultimate resolution of these matters will not, individually or in the aggregate, result in a material impact on its financial condition, results of operations, or cash flows.

On January 28, 2010, the Company filed a declaratory action in the U.S. District Court for the District of Delaware (the "Delaware District Court") against Inveshare, Inc. (the "Defendant") seeking a declaration by the court that Broadridge does not infringe two U.S. patents owned by the Defendant that included claims related to the delivery and distribution of an electronic solicitation. The Company's complaint also alleged that the Defendant's patents are invalid and/or are unenforceable due to inequitable conduct. On March 22, 2010, the Defendant answered the Company's complaint and filed a counterclaim against the Company alleging that Broadridge uses a process that infringes on one of the patents in the action. In its counterclaim, Defendant is seeking injunctive relief and unspecified damages. This lawsuit is in an early procedural stage, with the Delaware District Court recently issuing its claim construction ruling on April 11, 2012; however, due to the limited scope of this matter, the Company believes that the outcome of this litigation would not result in a material adverse impact on its financial condition, results of operations, or cash flows.

ITEM 4. Mine Safety Disclosures.

None.

PART II.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock began trading "regular way" on the NYSE under the symbol "BR" on April 2, 2007. There were 15,192 stockholders of record of the Company's common stock as of July 31, 2012. This figure excludes an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies. The following table presents the high and low closing prices of the Company's common stock on the NYSE as well as the cash dividends per share of common stock declared during the fiscal quarters indicated:

Common Stock Market Price	High	Low	Dividends Declared
Fiscal Year 2012			
First Quarter	$24.75	$19.59	$0.16
Second Quarter	22.79	19.18	0.16
Third Quarter	24.85	22.57	0.16
Fourth Quarter	24.19	20.23	0.16
Fiscal Year 2011			
First Quarter	$23.13	$18.96	$0.15
Second Quarter	23.08	20.59	0.15
Third Quarter	23.40	21.00	0.15
Fourth Quarter	24.07	21.79	0.15

Dividend Policy

We expect to pay cash dividends on our common stock. On August 8, 2012, our Board of Directors increased our quarterly cash dividend by $0.02 per share to $0.18 per share, an increase in our annual dividend amount from $0.64 to $0.72 per share. However, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors, and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors deems relevant.

As a holding company with no material liquid assets other than the capital stock of our subsidiaries, our ability to pay dividends will be dependent on our receiving dividends from our operating subsidiaries. Our subsidiaries through which we provide our operations outsourcing and mutual fund processing services, are regulated and may be subject to restrictions on their ability to pay dividends to us.

Performance Graph

The following graph compares the cumulative total stockholder return on Broadridge common stock from March 22, 2007, the date our common stock commenced trading on a "when issued" basis, to June 30, 2012 with the comparable cumulative return of (i) the S&P 400 MidCap Index, and (ii) the S&P 400 Information Technology Index. The graph assumes $100 was invested on March 22, 2007 in our common stock and in each of the indices and assumes that all cash dividends are reinvested. The table below the graph shows the dollar value of those investments as of the dates in the graph. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of future performance of our common stock.

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent that Broadridge specifically incorporates it by reference into such filing.

Comparison of Cumulative Total Return Among Broadridge Financial Solutions, Inc., S&P 400 MidCap Index and S&P 400 Information Technology Index (in dollars)



$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
March 22, 2007
June 30, 2007
June 30, 2008
June 30, 2009
June 30, 2010
June 30, 2011
June 30, 2012
Broadridge Financial Solutions, Inc. Common Stock Value
S&P 400 MidCap Index Value
S&P 400 Information Technology Index Value

	March 22, 2007	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010	June 30, 2011	June 30, 2012
Broadridge Common Stock Value	$100.00	$ 95.42	$106.29	$85.20	$100.48	$130.46	$118.76
S&P 400 MidCap Index Value	$100.00	$105.25	$ 97.53	$70.20	$ 87.70	$122.24	$119.44
S&P 400 Information Technology Index Value	$100.00	$107.14	$ 91.33	$74.91	$ 92.32	$134.57	$123.37

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table contains information about our purchases of our equity securities for each of the three months during our fourth fiscal quarter ended June 30, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan(2)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans(2)
April 1, 2012 – April 30, 2012 . . .	460,897[(1)]	$23.91	—	—
May 1, 2012 – May 31, 2012	—	—	—	—
June 1, 2012 – June 30, 2012	250,000[(2)]	20.90	250,000	5,869,489
Total	710,897	$22.85	250,000	5,869,489

(1) Represents shares purchased from employees to pay taxes related to the vesting of restricted stock units.

(2) On August 11, 2010, the Board of Directors authorized a stock repurchase plan for the repurchase of up to 10 million shares of the Company's common stock. During the fiscal quarter ended June 30, 2012, the Company repurchased 250,000 shares of common stock under this plan at an average price per share of $20.90.

At June 30, 2012, there were 5,869,489 shares remaining for repurchase under the August 11, 2010 stock repurchase plan.

On August 8, 2012, the Board of Directors authorized a stock repurchase plan for the repurchase of up to 4 million shares of the Company's common stock. With this authorization, the Company currently has approximately 10 million shares available for repurchase under its stock repurchase plans.

ITEM 6. Selected Financial Data

The following tables set forth selected consolidated financial information from our audited Consolidated Financial Statements (the "Financial Statements") as of and for the fiscal years ended June 30, 2012, 2011, 2010, 2009 and 2008. The selected financial data presented below should be read in conjunction with our Financial Statements and the accompanying Notes included in this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended June 30,				
	2012	2011	2010	2009	2008
	(in millions, except for per share amounts)				
Statements of Earnings Data					
Revenues	$2,303.5	$2,166.9	$2,209.2	$2,073.0	$2,130.8
Earnings from continuing operations before income taxes	$ 200.9	$ 269.7	$ 342.1	$ 346.0	$ 319.7
Net earnings from continuing operations	$ 125.0	$ 171.8	$ 225.1	$ 223.1	$ 188.4
Net earnings	$ 123.6	$ 169.6	$ 190.0	$ 223.3	$ 192.2
Basic earnings per share from continuing operations(a)	$ 1.01	$ 1.38	$ 1.66	$ 1.60	$ 1.35
Diluted earnings per share from continuing operations(a)	$ 0.98	$ 1.34	$ 1.62	$ 1.58	$ 1.34
Basic Weighted-average shares outstanding	124.1	124.8	135.9	140.0	139.6
Diluted Weighted-average shares outstanding	127.5	128.3	139.1	141.6	141.0
Cash dividends declared per common share	$ 0.64	$ 0.60	$ 0.56	$ 0.28	$ 0.24

	June 30,				
	2012	2011	2010	2009	2008
	(in millions)				
Balance Sheet Data					
Cash and cash equivalents	$ 320.5	$ 241.5	$ 412.6	$ 173.4	$ 54.7
Securities clearing receivables(b)	—	—	52.5	1,011.3	1,369.9
Total current assets	777.4	751.4	992.4	2,051.8	2,131.8
Property, plant and equipment, net	79.0	83.1	87.4	75.4	82.6
Total assets	1,987.6	1,904.0	1,794.4	2,774.7	2,833.6
Securities clearing payables(b)	—	—	77.4	1,088.1	1,157.4
Total current liabilities	410.3	782.7	486.4	1,429.9	1,532.2
Long-term debt	524.4	124.3	324.1	324.1	447.9
Total liabilities	1,137.1	1,106.7	987.3	1,865.7	2,087.8
Total stockholders' equity	$ 850.5	$ 797.3	$ 807.1	$ 909.0	$ 745.8

(a) The computation of basic earnings per share ("EPS") from continuing operations is based on the Company's Net Earnings divided by the basic Weighted-average shares outstanding. Diluted EPS reflects the potential dilution that could occur if outstanding stock options at the presented date are exercised, shares of restricted stock and restricted stock units have vested.

(b) See Note 8, "Discontinued Operations" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for additional information about our Securities clearing receivables and Securities clearing payables.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion summarizes the significant factors affecting the results of operations and financial condition of Broadridge during the fiscal years ended June 30, 2012, 2011, and 2010 and should be read in conjunction with our Consolidated Financial Statements and accompanying Notes thereto included elsewhere herein. Certain information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Our actual results, performance or achievements may differ materially from the results discussed in this Item 7 because of various factors, including those set forth elsewhere herein. See "Forward-Looking Statements" and "Risk Factors" included in Item 1 of this Annual Report on Form 10-K.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

Broadridge is a leading global provider of investor communications and technology-driven solutions to banks/broker-dealers, mutual funds and corporate issuers. Our systems and services include investor communication solutions, and securities processing and operations outsourcing solutions. In short, we provide the infrastructure that helps the financial services industry operate. With 50 years of experience, we provide financial services firms with advanced, dependable, scalable and cost-effective integrated systems. Our systems help reduce the need for clients to make significant capital investments in operations infrastructure, thereby allowing them to increase their focus on core business activities. Our operations are classified into two business segments: Investor Communication Solutions and Securities Processing Solutions.

Investor Communication Solutions

A large portion of our Investor Communication Solutions business involves the processing and distribution of proxy materials to investors in equity securities and mutual funds, as well as the facilitation of related vote processing. ProxyEdge, our innovative electronic proxy delivery and voting solution for institutional investors, helps ensure the participation of the largest stockholders of many companies. We also provide the distribution of regulatory reports and corporate action/reorganization event information, as well as tax reporting solutions that help our clients meet their regulatory compliance needs. In addition, we provide financial information distribution and transaction reporting services to both financial institutions and securities issuers. These services include the processing and distribution of account statements and trade confirmations, traditional and personalized document fulfillment and content management services, marketing communications, and imaging, archival and workflow solutions that enable and enhance our clients' communications with investors. All of these communications are delivered in paper or electronic form.

Two years ago, Broadridge entered the transfer agency business through its acquisition of StockTrans, Inc. (renamed Broadridge Corporate Issuer Solutions, Inc.), a provider of registrar, stock transfer and record-keeping services.

In fiscal year 2011, the Company acquired three businesses in the Investor Communication Solutions segment. In August 2010, the Company acquired NewRiver, Inc. ("NewRiver"), a leader in mutual fund electronic investor disclosure solutions. In December 2010, the Company acquired Forefield, Inc. ("Forefield"), a leading provider of real-time sales, education and client communication solutions for financial institutions and their advisors. In January 2011, the Company acquired Matrix Financial Solutions, Inc. ("Matrix"). Matrix is a provider of mutual fund processing services for third party administrators, financial advisors, banks and wealth management professionals. Matrix's back-office, trust, custody, trading and mutual fund settlement services are integrated into our product suite thereby strengthening Broadridge's role as a provider of data processing and distribution channel solutions to the mutual fund industry.

Securities Processing Solutions

We offer a suite of advanced computerized real-time transaction processing services that automate the securities transaction lifecycle, from desktop productivity tools, data aggregation, performance reporting, and portfolio management to order capture and execution, trade confirmation, settlement, and accounting. Our services help financial institutions efficiently and cost-effectively consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. With multi-currency capabilities, our Global Processing Solution supports real-time global trading of equity, option, mutual fund, and fixed income securities in established and emerging markets. In addition, our operations outsourcing solutions allow broker-dealers to outsource certain administrative functions relating to clearing and settlement, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business.

In fiscal year 2010, the Company acquired City Networks Ltd ("City Networks"), a leading software and services provider of reconciliation, multi-asset process automation and operational risk management solutions to the global financial services industry.

In fiscal year 2012, the Company acquired Paladyne Systems, Inc. ("Paladyne"), a provider of buy-side technology solutions for the global investment management industry.

ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company were included in the Company's Consolidated Statements of Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to Goodwill.

Acquisitions completed by the Company with an aggregate purchase price of greater than $15.0 million during the fiscal years ended June 30, 2012, 2011 and 2010, were as follows:

During the fiscal year ended June 30, 2012, the Company acquired one business in the Securities Processing Solutions segment:

Paladyne Systems, Inc.

In September 2011, the Company acquired Paladyne, a provider of buy-side technology solutions for the global investment management industry. The purchase price was $72.4 million, net of cash acquired. Net liabilities assumed were $15.4 million. This acquisition resulted in $64.0 million of goodwill. Intangible assets acquired, which totaled $23.8 million, consist primarily of acquired software technology and customer relationships, which are being amortized over a seven-year life and ten-year life, respectively. This acquisition was not material to the Company's consolidated operations, financial position, or cash flows.

During the fiscal year ended June 30, 2011, the Company acquired three businesses in the Investor Communication Solutions segment. A summary of each acquisition is as follows:

NewRiver, Inc.

In August 2010, the Company acquired NewRiver, a leader in mutual fund electronic investor disclosure solutions. The purchase price was $77.6 million, net of cash acquired. This acquisition resulted in $47.8 million of goodwill, after post-closing adjustments for deferred taxes. Intangible assets acquired, which totaled $27.3 million, consist primarily of customer relationships and software technology, which are being amortized over an eight-year and seven-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

Forefield, Inc.

In December 2010, the Company acquired Forefield, a leading provider of real-time sales, education and client communication solutions for financial institutions and their advisors. The purchase price was $18.3 million, net of cash acquired. This acquisition resulted in $11.1 million of goodwill, after post-closing adjustments for deferred taxes. Intangible assets acquired, which totaled $6.8 million, primarily consist of customer relationships and software technology that are being amortized over a seven-year and a five-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

Matrix Financial Solutions, Inc.

In January 2011, the Company acquired Matrix, a provider of mutual fund processing services for third party administrators, financial advisors, banks and wealth management professionals. The purchase price was $197.6 million, net of cash acquired.

This acquisition resulted in $154.7 million of goodwill, after post-closing adjustments for deferred taxes. Goodwill primarily resulted from the Company's expectation of sales growth and cost synergies from the integration of Matrix's technology and product offerings with the Company's technology and operations to provide an expansion of products and market reach. Intangible assets acquired, which totaled $71.5 million, consist of customer relationships, software technology, trademarks and non-compete agreements, and are being amortized over a ten-year, seven-year, five-year and three-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

During the fiscal year ended June 30, 2010, the Company acquired one business in the Securities Processing Solutions segment:

City Networks, Ltd

In June 2010, the Company acquired City Networks, a leading software and services provider of reconciliation, multi-asset process automation and operational risk management solutions to the global financial services industry, for $37.7 million. This acquisition resulted in $20.9 million of goodwill. Intangible assets acquired, which totaled $10.6 million, consist primarily of customer relationships and acquired software technology, which are being amortized over a ten-year life and five-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

The Company also completed acquisitions with individual aggregate purchase prices of less than $15.0 million during fiscal year 2010 which were not material to the Company's operations, financial position or cash flows.

DIVESTITURES

In November 2009, the Company and its wholly owned subsidiary Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge"), entered into an asset purchase agreement (the "Asset Purchase Agreement") with Penson Worldwide, Inc. ("PWI") and Penson Financial Services, Inc., a wholly owned subsidiary of PWI ("PFSI," referred to together with PWI as "Penson"), to sell substantially all contracts of the securities clearing clients of Ridge to PFSI.

On June 25, 2010, the Company completed the sale of the contracts of substantially all of the securities clearing clients of Ridge to PFSI for an aggregate purchase price of $35.2 million. The purchase price paid to Broadridge consisted of (i) a five-year subordinated note from PWI (the "Seller Note") in the principal amount of $20.6 million bearing interest at an annual rate equal to the London Inter-Bank Offer Rate ("LIBOR") plus 550 basis points, and (ii) 2,455,627 shares of PWI's common stock (representing 9.5% of PWI's outstanding common stock as of May 31, 2010), at the June 25, 2010 closing price of PWI's common stock of $5.95 per share (the "Seller Shares"). As a result of this transaction, we no longer provide securities clearing services for correspondent broker-dealers but continue to provide operations outsourcing solutions aligned with the Securities Processing Solutions business. See Note 11, "Other Non-current Assets" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a discussion on the Seller Note and the Seller Shares.

Concurrent with entering into the Asset Purchase Agreement, the Company entered into a master services agreement with PWI (the "Outsourcing Services Agreement") for an eleven-year term expiring in December 2022. Under the Outsourcing Services Agreement, Ridge provided securities processing and back-office support services to PFSI, including services for the clients acquired from Ridge and PWI's existing clients. As of January 2012, the Company completed the conversion of PWI's U.S. and Canadian businesses. On June 5, 2012, the Company entered into a ten-year master services agreement (the "Apex MSA") with Apex Clearing Corporation ("Apex Clearing") under which Broadridge will perform outsourcing services for Apex Clearing consistent with the securities processing and back-office support services it had previously performed for Penson. The Apex MSA was part of a series of related transactions involving Broadridge, Penson, PEAK6 Investments, L.P. ("PEAK6") and Apex Clearing Holdings LLC ("Apex Holdings"), an entity created by Penson and PEAK6 to provide clearing and related services to Penson's U.S. securities correspondents. As part of the series of related transactions, Broadridge transferred ownership of its broker-dealer subsidiary, Ridge, to Apex Holdings and Ridge was renamed Apex Clearing Corporation. Penson's U.S. broker-dealer subsidiary, PFSI, then sold its U.S. clearing contracts to Apex Clearing.

In addition, on June 5, 2012, Broadridge, Ridge (prior to its transfer to Apex Holdings) and Broadridge Financial Solutions (Canada), Inc. entered into a termination and mutual release agreement with PWI, PFSI and Penson Financial Services Canada, Inc. ("PFSC") (the "Termination Agreement"), thereby terminating certain schedules including the U.S. schedule (the "U.S. Schedule") to the Outsourcing Services Agreement. See Note 11, "Other Non-current Assets" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a discussion on the impact of the Termination Agreement.

The Termination Agreement: (i) terminates the schedules under the Outsourcing Services Agreement, including the U.S. Schedule, other than to the extent necessary to provide any transition services that may be required under the Apex MSA and for Broadridge to continue to service Penson's Canadian subsidiary, PFSC; and (ii) terminates, discharges and releases in full PWI's obligations, including all obligations to make principal and interest payments, under the Seller Note. The Termination Agreement also provides that PWI and Broadridge mutually release all claims arising under the Outsourcing Services Agreement, provided that Broadridge will retain claims of up to $20 million under the Outsourcing Services Agreement against PFSC while PWI will retain all of its rights under the Outsourcing Services Agreement to defend any such claims against PFSC.

See Note 8, "Discontinued Operations" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for detailed information on discontinued operations.

BORROWINGS

On March 29, 2007, the Company entered into a $1,190.0 million senior unsecured credit facility, consisting of a $440.0 million five-year term loan, a $500.0 million five-year revolving credit facility and a $250.0 million one-year revolving credit facility. In May 2007, the Company refinanced the $250.0 million one-year revolving credit facility through an offering of $250.0 million of 6.125% Senior Notes discussed below. Borrowings under the five-year term loan facility bore interest at LIBOR plus 40 to 90 basis points based on debt ratings at the time of the borrowing. The five-year term loan facility was subject to interest at LIBOR plus 40 basis points as of June 30, 2011. Borrowings under the five-year revolving credit facility bore interest at LIBOR plus 27 to 75 basis points based on debt ratings and the utilization percentage of the facility at the time of the borrowing. At June 30, 2011, the Company had outstanding borrowings of $200.0 million on the five-year revolving credit facility and $200.0 million on the five-year term loan facility.

On September 22, 2011, the Company entered into a $990.0 million senior unsecured credit facility, consisting of a $490.0 million five-year term loan facility (the "Fiscal 2012 Term Loan") and a $500.0 million five-year revolving credit facility (the "Fiscal 2012 Revolving Credit Facility") (collectively the "Fiscal 2012 Credit Facilities"). Borrowings under the Fiscal 2012 Term Loan and Fiscal 2012 Revolving Credit Facility bear interest at LIBOR plus 125 basis points. The Fiscal 2012 Revolving Credit Facility also has an annual facility fee equal to 15 basis points, on the unused portion of the facility. The Company incurred $3.0 million in debt issuance costs to establish the Fiscal 2012 Credit Facilities, of which $0.1 million of these costs were expensed as incurred and $2.9 million of these costs have been capitalized in Other non-current assets in the Consolidated Balance Sheets and will be amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the terms of these facilities. At June 30, 2012, $0.4 million had been amortized related to the Fiscal 2012 Credit Facilities.

The Company used a portion of the Fiscal 2012 Term Loan proceeds to repay $200.0 million of outstanding borrowing under the previous five-year term loan and $200.0 million of outstanding borrowing under the previous five-year revolving credit facility. The previous five-year term loan facility and the previous five-year revolving credit facility both had expiration dates of March 2012 and were cancelled upon repayment in September 2011. The weighted-average interest rate on the previous five-year term loan facility was 0.65% and 0.77% for the fiscal years ended June 30, 2012 and 2011, respectively. The weighted-average interest rate on the previous five-year revolving credit facility was 0.51% and 0.57% for the fiscal years ended June 30, 2012 and 2011, respectively.

The Fiscal 2012 Term Loan contains a repayment schedule that requires the Company to make minimum principal repayments on the loan of $12.3 million, on a quarterly basis, commencing with the first payment due by March 31, 2013, and the final payment due by June 30, 2016, for a total repayment of $171.5 million before the balance of the loan becomes due in September 2016.

During the fiscal year ended June 30, 2012, the Company repaid $90.0 million of the $490.0 million of borrowings under the Fiscal 2012 Term Loan. Under the terms of the Fiscal 2012 Term Loan agreement, any prepayment of a term borrowing shall be applied to reduce the subsequent scheduled repayment, in direct order of maturity, with no prepayment penalty. At June 30, 2012, the Company had met the repayment requirements on the Fiscal 2012 Term Loan through September 30, 2014. Under the terms of the Fiscal 2012 Term Loan agreement, as a portion of the outstanding borrowing is paid down, the total borrowing capacity is reduced commensurately, leaving a borrowing capacity of $400.0 million at June 30, 2012. The weighted-average interest rate on the Fiscal 2012 Term Loan was 1.54% for the fiscal year ended June 30, 2012.

The Fiscal 2012 Credit Facilities are subject to covenants, including financial covenants consisting of a leverage ratio and an interest coverage ratio. At June 30, 2012, the Company is not aware of any instances of any non-compliance with the financial covenants of the Fiscal 2012 Credit Facilities. The carrying value of the Fiscal 2012 Term Loan approximates fair value.

In May 2007, the Company completed an offering of $250.0 million in aggregate principal amount of senior notes (the "Senior Notes"). The Senior Notes will mature on June 1, 2017 and bear interest at a rate of 6.125% per annum. Interest on the Senior Notes is payable semi-annually in arrears on June 1 and December 1 of each year. The Senior Notes were issued at a price of 99.1% (effective yield to maturity of 6.251%). The indenture governing the Senior Notes contains certain covenants including covenants restricting the Company's ability to create or incur liens securing indebtedness for borrowed money and to enter into certain sale-leaseback transactions. At June 30, 2012, the Company is not aware of any instances of non-compliance with the financial covenants of the indenture governing the Senior Notes. The indenture also contains covenants regarding the purchase of the Senior Notes upon a change of control triggering event. The Senior Notes are senior unsecured obligations of the Company and rank equally with our other senior indebtedness. The Company may redeem the Senior Notes in whole or in part at any time before their maturity. The Company incurred $1.9 million in debt issuance costs to establish the Senior Notes. These costs have been capitalized and will be amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the ten-year term. At June 30, 2012, $0.8 million had been amortized related to the Senior Notes. The fair value of the fixed-rate Senior Notes at June 30, 2012 was $137.6 million based on quoted market prices.

Please refer to Note 13, "Borrowings" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a more detailed discussion.

BASIS OF PRESENTATION

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S. These Consolidated Financial Statements present the consolidated position of the Company. These Consolidated Financial Statements include the entities in which the Company directly or indirectly has a controlling financial interest and various entities in which the Company has investments recorded under the cost and equity methods of accounting. Intercompany balances and transactions have been eliminated.

In presenting the Consolidated Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. In management's opinion, the Consolidated Financial Statements contain all normal recurring adjustments necessary for a fair presentation of results reported. The results of operations reported for the periods presented are not necessarily indicative of the results of operations for subsequent periods.

CRITICAL ACCOUNTING POLICIES

We continually evaluate the accounting policies and estimates used to prepare the Consolidated Financial Statements. The estimates are based on historical experience and are believed to be reasonable. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Goodwill. We review the carrying value of all our goodwill in accordance with Accounting Standards Codification ("ASC") No. 350, "Intangibles—Goodwill and Other" ("ASC No. 350"), by comparing the carrying value of our reporting units to their fair values. We are required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value, we utilize a discounted future cash flow approach using various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates based on the particular business' weighted-average cost of capital. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our consolidated capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine, long-range planning process. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods. We had $780.0 million of goodwill as of June 30, 2012. Given the significance of our goodwill, an adverse change to the fair value could result in an impairment charge, which could be material to our earnings.

The Company performs a sensitivity analysis under Step 1 of the goodwill impairment test as prescribed in ASC No. 350, assuming hypothetical reductions in the fair values of our reporting units. A 10% change in our estimates of projected future operating cash flows, discount rates, or terminal value growth rates used in our calculations of the fair values of the reporting units would not result in an impairment of our goodwill.

Income Taxes. We account for income taxes in accordance with ASC No. 740, "Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). The Company is subject to the continuous examination of our income tax returns by the IRS, state and foreign tax authorities. A change in the assessment of the outcomes of such matters could materially impact our Consolidated Financial Statements. As of June 30, 2012, we had estimated foreign net operating loss carryforwards of approximately $21.7 million of which $0.6 million expires in 2017 through 2027 and $21.1 million which has an indefinite utilization period. In addition, the Company has estimated U.S. federal net operating loss carryforwards of approximately $63.6 million, which expire in 2018 through 2032. We have recorded valuation allowances of $14.7 million and $12.1 million at June 30, 2012 and 2011, respectively, because the Company does not believe that it is more likely than not that it will be able to utilize the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings.

Share-based Payments. ASC No. 718 "Compensation—Stock Compensation" requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. We determine the fair value of stock options issued by using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of our stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding. Determining these assumptions are subjective and complex, and therefore, a change in the assumptions utilized could impact the calculation of the fair value of our stock options. A hypothetical change of five percentage points applied to the volatility assumption used to determine the fair value of the fiscal year 2012 stock option grants would result in approximately a $1.1 million change in total pre-tax stock-based compensation expense for the fiscal year 2012 grants, which would be amortized over the vesting period. A hypothetical change of one year in the expected life assumption used to determine the fair value of the fiscal year 2012 stock option grants would result in approximately a $0.2 million change in the total pre-tax stock-based compensation expense for the fiscal year 2012 grants, which would be amortized over the vesting period. A hypothetical change of one percentage point in the forfeiture rate assumption used for the fiscal year 2012 stock option grants would result in approximately a $0.1 million change in the total pre-tax stock-based compensation expense for the fiscal year 2012 grants, which would be amortized over the vesting period. A hypothetical one-half percentage point change in the dividend yield assumption used to determine the fair value of the fiscal year 2012 stock option grants would result in approximately a $0.4 million change in the total pre-tax stock-based compensation expense for the fiscal year 2012 grants, which would be amortized over the vesting period.

IBM INFORMATION TECHNOLOGY SERVICES AGREEMENT

In March 2010, the Company and IBM entered into the IT Services Agreement, under which IBM provides certain aspects of the Company's information technology infrastructure that were previously provided by ADP. Under the IT Services Agreement, IBM will provide a broad range of technology services to the Company including supporting its mainframe, midrange, server, network and data center operations, as well as providing disaster recovery services. The Company has the option of incorporating additional services into the agreement over time. The IT Services Agreement expires on June 30, 2022. The Company has the right to renew the initial term of the IT Services Agreement for up to one additional 12-month term.

The migration of our data center processing from ADP to IBM was substantially completed in June 2012. ADP will continue to perform data processing services until August 2012, when the migration to IBM is expected to be complete. The Company is anticipating that it will realize approximately $25.0 million in average annual cost savings, net of deferred cost amortization, over the term of the IT Services Agreement beginning in the fiscal year ending June 30, 2013.

During the course of the migration to IBM, the Company incurred migration costs as part of establishing an operable IBM data center. For the fiscal year ended June 30, 2012, the Company recorded expenses of $24.6 million in the Consolidated Statements of Earnings related to this agreement. The Company currently estimates that it will incur total migration costs of approximately $85.0 million related to this agreement until the migration is complete. We expensed approximately $30.9 million of these costs and we capitalized the remaining $52.7 million of the migration costs through June 30, 2012.

RESULTS OF OPERATIONS

The following discussions of Analysis of Consolidated Statements of Earnings from Continuing Operations and Analysis of Reportable Segments refer to the fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011, and the fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010. The following discussions of the Company's results of continuing operations exclude the results related to the securities clearing business. This business is segregated from continuing operations and included in discontinued operations for fiscal year ended June 30, 2012 and the fiscal year ended June 30, 2011. The Analysis of Consolidated Statements of Earnings from Continuing Operations should be read in conjunction with the Analysis of Reportable Segments, which provides more detailed discussions concerning certain components of the Consolidated Statements of Earnings from Continuing Operations.

The following references are utilized in the discussions of Analysis of Consolidated Statements of Earnings from Continuing Operations and Analysis of Reportable Segments:

"Acquisitions" refers to the Company's acquisitions of Matrix, NewRiver, and Forefield in the Investor Communication Solutions segment and Paladyne in our Securities Processing Solutions segment.

"IBM Migration costs" refers to costs related to the Company's IT Services Agreement with IBM and the associated migration of the Company's data center to IBM.

"Penson Charges, net" referred to herein represents the following:

"Penson OTTI charge" refers to the charge that resulted after the Company reviewed its investment in the PWI common stock for impairment. Based on the Company's review, factoring in the level of decline in the fair value of the PWI common stock, management determined that the market value of the PWI common stock may not equal or exceed the cost basis of our investment within a reasonable period of time. After consideration of the severity and duration of this decline in fair value as well as the reasons for the decline in value, the Company believes that the impairment is "other-than-temporary" and has recorded a charge of $12.5 million for the fiscal year ended June 30, 2012.

"Penson Note Receivable impairment charge" refers to the charge the Company recorded as a result of a restructuring support agreement Broadridge and Ridge entered into with PWI and certain of its subsidiaries on March 13, 2012. The restructuring support agreement provided for proposed transactions related to the restructuring of Penson's outstanding indebtedness, including the note receivable in the principal amount of $20.6 million issued by PWI to Broadridge as part of the consideration in the sale of the Ridge clearing contracts to Penson. As part of PWI's proposed debt restructuring, Broadridge agreed to cancel this note receivable in exchange for additional shares of PWI's common stock, and the Company recorded a $21.4 million charge at June 30, 2012, which included $0.8 million of accrued interest on the note receivable.

"Penson Deferred Costs impairment charge" refers to the charge the Company recorded as a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement on June 5, 2012. Upon termination of this agreement, Broadridge determined that a charge for impairment was appropriate on Broadridge's deferred client conversion and start-up costs associated with the Outsourcing Services Agreement. The charge taken by the Company on the Deferred Costs was $47.2 million for the fiscal year ended June 30, 2012, representing all deferred costs related to the Outsourcing Services Agreement with Penson.

"Eliminated obligation to pay or credit Penson fees" refers to Broadridge's obligation to pay or credit to Penson fees in the amount of $15.1 million related to a third party vendor's services that were replaced by the Outsourcing Services Agreement that was extinguished with the termination of the U.S. Schedule to the Outsourcing Services Agreement on June 5, 2012.

"Penson Shutdown costs" refers to costs of $8.2 million including severance, legal and other costs associated with the Penson transaction consummated on June 5, 2012 including the transfer of the Ridge entity to Apex Holdings.

The following definitions describe the Company's Revenues:

Fee revenues in the Investor Communication Solutions segment are derived from both recurring and event-driven activity. In addition, the level of recurring and event-driven activity we process directly impacts distribution revenues. While event-driven activity is highly repeatable, it may not recur on an annual basis. The types of services we provide that comprise event-driven activity are:

- Mutual Fund Proxy: The proxy and related services we provide to mutual funds when certain events occur requiring a shareholder vote including changes in directors, sub-advisors, fee structures, investment restrictions, and mergers of funds.
- Mutual Fund Communications: Mutual fund communications services consist primarily of the distribution on behalf of mutual funds of supplemental information required to be provided to the annual mutual fund prospectus as a result of certain triggering events such as a change in portfolio managers. In addition, mutual fund communications consist of notices and marketing materials such as newsletters.
- Proxy Contests and Specials, Corporate Actions, and Other: The proxy services we provide in connection with shareholder meetings driven by special events such as proxy contests, mergers and acquisitions, and tender/exchange offers.

Event-driven fee revenues are based on the number of special events and corporate transactions we process. Event-driven activity is impacted by financial market conditions and changes in regulatory compliance requirements, resulting in fluctuations in the timing and levels of event-driven fee revenue. As such, the timing and level of event-driven activity and its potential impact on revenues and earnings is difficult to forecast.

Fiscal year 2010 pre-sale fulfillment revenues have been reclassified from event-driven revenues to recurring revenues to conform to the current period's presentation.

Generally, mutual fund proxy activity has been subject to a greater level of volatility than the other components of event-driven activity. During fiscal year 2010, the Company processed a record level of mutual fund proxy activity. In contrast, during fiscal years 2011 and 2012, mutual fund proxy fee revenues were 74% and 28% lower respectively, than their prior fiscal years. Although it is difficult to forecast the levels of event-driven activity, we expect that the portion of fee revenues derived from mutual fund proxy activity may continue to experience volatility in the future. However, the level of volatility experienced between fiscal year 2010 and fiscal year 2011 was greater than we have experienced in prior years.

Revenues derived from sales are a component of "Net New Business," which is defined herein as our closed sales less client losses. Closed sales represent anticipated revenues for new client contracts that were signed by Broadridge during the periods referenced. A sale is considered closed when the Company has received the signed client contract. For recurring revenue closed sales, the amount of the closed sale is generally a reasonable estimate of annual revenues based on client volumes or activity, excluding pass-through revenues such as distribution revenues. Event-driven revenue closed sales primarily occur in our Investor Communication Solutions segment. The amount of the event-driven revenue closed sale is generally a reasonable estimate of production revenues based on client volumes or activity, excluding pass-through revenues such as distribution revenues. Broadridge's determination of the amount of a closed sale is based on the client's estimate of transaction volumes and activity levels, as our fees are largely based on transaction volume and activity levels. The inherent variability of transaction volumes and activity levels can result in some variability of amounts reported as closed sales. Larger recurring revenue closed sales can take up to 12 to 24 months to convert to revenues, particularly for the services provided by our Securities Processing Solutions segment. The majority of event-driven revenue closed sales are usually recognized during the year the contract is signed.

The Company tracks actual revenue achieved during the first year that the client contract is fully implemented and compares this to the amount that was included in the Company's previously reported closed sales amount. The Company adjusts the current year closed sales amount for any difference between the prior year's reported closed sales amount and the actual revenue achieved in the first year of the applicable contract. Closed sales were adjusted by $(3.1) million, $0.9 million and $2.4 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Recurring revenue closed sales were adjusted by $(3.1) million, $0.9 million and $1.1 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

ANALYSIS OF CONSOLIDATED STATEMENTS OF EARNINGS FROM CONTINUING OPERATIONS

Fiscal Year 2012 Compared to Fiscal Year 2011

The table below presents Consolidated Statements of Earnings from continuing operations data for the fiscal years ended June 30, 2012 and 2011, and the dollar and percentage changes between periods:

	Years Ended June 30,			
			Change	
	2012	2011	($)	(%)
	($ in millions, except for per share amounts)			
Revenues	$2,303.5	$2,166.9	$136.6	6
Cost of revenues	1,715.1	1,617.1	98.0	6
Selling, general and administrative expenses	299.9	270.0	29.9	11
Impairment and other charges, net	74.2	—	74.2	NM*
Other expenses, net	13.4	10.1	3.3	33
Total expenses	2,102.6	1,897.2	205.4	11
Earnings from continuing operations before income taxes	200.9	269.7	(68.8)	(26)
Margin	8.7%	12.4%		(3.7) pts
Provision for income taxes	75.9	97.9	(22.0)	(22)
Effective tax rate	37.8%	36.3%		1.5 pts
Net earnings from continuing operations	$ 125.0	$ 171.8	$ (46.8)	(27)
Basic earnings per share from continuing operations	$ 1.01	$ 1.38	$ (0.37)	(27)
Diluted earnings per share from continuing operations	$ 0.98	$ 1.34	$ (0.36)	(27)

* Not Meaningful

Revenues. Revenues for the fiscal year ended June 30, 2012 were $2,303.5 million, an increase of $136.6 million, or 6%, compared to $2,166.9 million for the fiscal year ended June 30, 2011. The $136.6 million increase was driven by higher recurring fee revenues of $139.6 million and higher distribution revenues of $0.3 million, partially offset by lower event-driven fee revenues, which declined from $135.0 million to $131.9 million, or $3.1 million, mainly due to lower mutual fund proxy activity. The positive contribution from recurring fee revenues reflected higher Net New Business, revenues from internal growth, gains from Acquisitions, and the Outsourcing Services Agreement. Fluctuations in foreign currency exchange rates were unfavorably impacted by $0.2 million. Revenues from Acquisitions and the Outsourcing Services Agreement contributed $109.8 million.

Closed sales for the fiscal year ended June 30, 2012 were $148.7 million, an increase of $15.0 million, or 11%, compared to $133.7 million for the fiscal year ended June 30, 2011. Recurring revenue closed sales for the fiscal year ended June 30, 2012 were $120.2 million, an increase of $6.8 million, or 6%, compared to $113.4 million for the fiscal year ended June 30, 2011.

Total Expenses. Total expenses for the fiscal year ended June 30, 2012 were $2,102.6 million, an increase of $205.4 million, or 11%, compared to $1,897.2 million for the fiscal year ended June 30, 2011. The IBM Migration costs, Penson Charges, net, and restructuring charges contributed $105.5 million, or 51%, of the $205.4 million increase in Total expenses. Costs related to our Acquisitions and the Outsourcing Services Agreement constituted $87.0 million, or 42%, of the increase in Total expenses. The remaining increases to Total expenses constitute costs related to our core business operations. These items are discussed in detail in the following paragraphs:

Cost of revenues for the fiscal year ended June 30, 2012 were $1,715.1 million, an increase of $98.0 million, or 6%, compared to $1,617.1 million for the fiscal year ended June 30, 2011. The increase reflects costs of $40.1 million related to Acquisitions and the Outsourcing Services Agreement, distribution costs of $8.0 million, increased IBM Migration costs of $18.3 million, restructuring charges of $6.7 million, and other variable costs of $35.4 million. Distribution cost of revenues for the fiscal year ended June 30, 2012 were $621.0 million, an increase of $7.5 million, or 1%, compared to $613.5 million for the fiscal year ended June 30, 2011. Distribution cost of revenues consists primarily of postage related expenses. Fluctuations in foreign currency exchange rates decreased cost of revenues by $2.8 million.

Selling, general and administrative expenses for the fiscal year ended June 30, 2012 were $299.9 million, an increase of $29.9 million, or 11%, compared to $270.0 million for the fiscal year ended June 30, 2011. The 11% increase was mainly due to increased costs related to Acquisitions of $16.0, and higher selling expenses of $10.4 million on higher closed sales. Fluctuations in foreign currency exchange rates decreased Selling, general and administrative expenses by $1.0 million.

Impairment and other charges, net for the fiscal year ended June 30, 2012 were $74.2 million as a result of the Penson Charges, net.

Other expenses, net for the fiscal year ended June 30, 2012 were $13.4 million, an increase of $3.3 million, compared to $10.1 million for the fiscal year ended June 30, 2011. The increase is primarily driven by higher interest expense on our Long-term borrowings of $3.4 million. Fluctuations in foreign currency exchange rates slightly decreased Other expenses, net by $1.4 million.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2012 were $200.9 million, a decrease of $68.8 million, or 26%, compared to $269.7 million for the fiscal year ended June 30, 2011. The decrease is mainly due to higher Total expenses which more than offset the increase in Revenues. As discussed above, higher Total expenses were driven by the IBM Migration costs, Penson Charges, net, and restructuring charges. Margin decreased from 12.4% for the fiscal year ended June 30, 2011 to 8.7% for the fiscal year ended June 30, 2012. The impact of the IBM Migration costs, Penson Charges, net, and restructuring charges was 460 basis points on the Margin for the fiscal year ended June 30, 2012.

Provision for income taxes. Provision for income taxes and Effective tax rates for the fiscal year ended June 30, 2012 were $75.9 million and 37.8%, respectively, compared to $97.9 million and 36.3%, for the fiscal year ended June 30, 2011, respectively. The change in the Company's Effective tax rate was attributable to a valuation allowance on capital tax losses related to the PWI common stock, a write-off of certain state net operating loss carryforwards and changes in the geographical mix of income.

Net earnings from continuing operations and Basic and Diluted earnings per share from continuing operations. Net earnings from continuing operations for the fiscal year ended June 30, 2012 were $125.0 million, a decrease of $46.8 million, or 27%, compared to $171.8 million for the fiscal year ended June 30, 2011. The decrease in Net earnings from continuing operations reflects lower Earnings from continuing operations, as discussed above, including the impact of the IBM Migration costs, Penson Charges, net, and restructuring charges.

Basic and Diluted earnings per share from continuing operations for the fiscal year ended June 30, 2012 were $1.01, a decrease of $0.37, or 27%, and $0.98, a decrease of $0.36, or 27%, respectively, compared to $1.38 and $1.34 for the fiscal year ended June 30, 2011, respectively. The IBM Migration costs, Penson Charges, net, and restructuring charges decreased diluted earnings per share by $0.12, $0.42 and $0.03, respectively.

Fiscal Year 2011 Compared to Fiscal Year 2010

The table below presents Consolidated Statements of Earnings from continuing operations data for the fiscal years ended June 30, 2011 and 2010, and the dollar and percentage changes between periods:

	Years Ended June 30,			
			Change	
	2011	2010	($)	(%)
	($ in millions, except for per share amounts)			
Revenues	$2,166.9	$2,209.2	$(42.3)	(2)
Cost of revenues	1,617.1	1,616.4	0.7	—
Selling, general and administrative expenses	270.0	241.6	28.4	12
Other expenses, net	10.1	9.1	1.0	11
Total expenses	1,897.2	1,867.1	30.1	2
Earnings from continuing operations before income taxes	269.7	342.1	(72.4)	(21)
Margin	12.4%	15.5%		(3.1) pts
Provision for income taxes	97.9	117.0	(19.1)	(16)
Effective tax rate	36.3%	34.2%		2.1 pts
Net earnings from continuing operations	$ 171.8	$ 225.1	$(53.3)	(24)
Basic earnings per share from continuing operations	$ 1.38	$ 1.66	$(0.28)	(17)
Diluted earnings per share from continuing operations	$ 1.34	$ 1.62	$(0.28)	(17)

Revenues. Revenues for the fiscal year ended June 30, 2011 were $2,166.9 million, a decrease of $42.3 million, or 2%, compared to $2,209.2 million for the fiscal year ended June 30, 2010. The 2% decrease was driven by lower event-driven fee revenues of $121.4 million, mainly the result of a decrease in mutual fund proxy activity when compared to the record level of activity during the fiscal year ended June 30, 2010. Also contributing to the 2% decline were lower distribution revenues driven by the lower event-driven mutual fund proxy activity of $76.5 million, or 10%, down from $780.6 million to $704.1 million, for the fiscal year ended June 30, 2010 compared to the fiscal year ended June 30, 2011, respectively. These declines were partially offset by a positive contribution from recurring fee revenues of $143.2 million reflecting gains from Acquisitions, and the Outsourcing Services Agreement, revenue from Net New Business, internal growth, and the favorable impact of foreign currency exchange rates of $12.4 million. Revenues from Acquisitions and the Outsourcing Services Agreement contributed $122.5 million.

Closed sales for the fiscal year ended June 30, 2011 were $133.7 million, a decrease of $41.3 million, or 24%, compared to $175.0 million for the fiscal year ended June 30, 2010. Recurring revenue closed sales for the fiscal year ended June 30, 2011 were $113.4 million, a decrease of $5.3 million, or 4%, compared to $118.7 million for the fiscal year ended June 30, 2010. Excluding the three large recurring revenue sales that are described below, recurring revenue closed sales for the fiscal year ended June 30, 2011 were $80.0 million, an increase of $1.9 million, or 2%, compared to $78.1 million for the fiscal year ended June 30, 2010. During the fiscal years ended June 30, 2011 and 2010, the Investor Communication Solutions segment closed a fulfillment services recurring revenue sale with Fidelity Investments for $11.2 million and a transaction reporting services recurring revenue sale with Morgan Stanley Smith Barney LLC ("MSSB") for $40.6 million, respectively. During the fiscal year ended June 30, 2011, the Securities Processing Solutions segment closed a recurring revenue sale with a large global institutional bank for equity and fixed income securities processing services of $22.2 million. Event-driven revenue closed sales for the fiscal year ended June 30, 2011 were $20.3 million, a decrease of $36.0 million, or 64%, compared to $56.3 million for the fiscal year ended June 30, 2010, primarily due to lower registered mutual fund proxy and solicitation services.

Total Expenses. Total expenses for the fiscal year ended June 30, 2011 were $1,897.2 million, an increase of $30.1 million, or 2%, compared to $1,867.1 million for the fiscal year ended June 30, 2010. The increase reflects higher Cost of revenues of $0.7 million, higher Selling, general and administrative expenses of $28.4 million, or 12%, and higher Other expenses, net of $1.0 million, or 11%. The increase in Total expenses relate mainly to Acquisitions and the Outsourcing Services Agreement of $136.6 million and IBM Migration costs of $6.3 million, mostly offset by $112.8 million of lower expenses mainly from lower event-driven activity including the decline in cost of distribution revenues as discussed above.

Cost of revenues for the fiscal year ended June 30, 2011 were $1,617.1 million, an increase of $0.7 million, compared to $1,616.4 million for the fiscal year ended June 30, 2010. The increase reflects costs of $105.9 million related to acquisitions and the Outsourcing Services Agreement, IBM Migration costs of $6.3 million, and fluctuations in foreign currency exchange rates of $5.5 million, virtually offset by lower distribution costs related to lower distribution revenues of $100.7 million (excluding Acquisitions and fluctuations in foreign currency exchange rates) and other variable costs of $17.0 million. Distribution cost of revenues for the fiscal year ended June 30, 2011 were $613.5 million, a decrease of $72.2 million, or 11%, compared to $685.7 million for the fiscal year ended June 30, 2010. Distribution cost of revenues consist primarily of postage related expenses.

Selling, general and administrative expenses for the fiscal year ended June 30, 2011 were $270.0 million, an increase of $28.4 million, or 12%, compared to $241.6 million for the fiscal year ended June 30, 2010. The 12% increase is primarily due to increased costs of $30.7 million related to Acquisitions and the Outsourcing Services Agreement.

Other expenses, net for the fiscal year ended June 30, 2011 were $10.1 million, an increase of $1.0 million, or 11%, compared to $9.1 million for the fiscal year ended June 30, 2010. The increase is mainly due to the net impact of a higher foreign currency exchange loss of $2.7 million and higher interest income of $1.5 million.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2011 were $269.7 million, a decrease of $72.4 million, or 21%, compared to $342.1 million for the fiscal year ended June 30, 2010. The decrease is mainly due to lower revenues and higher expenses as discussed above. Margin decreased from 15.5% to 12.4% for the fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010, respectively. Margin for the fiscal year ended June 30, 2011 was unfavorably impacted by 180 basis points as a result of the impact of Acquisitions, the Outsourcing Services Agreement, and IBM Migration costs.

Provision for income taxes. Provision for income taxes and Effective tax rates for the fiscal year ended June 30, 2011 were $97.9 million and 36.3%, respectively, compared to $117.0 million and 34.2%, for the fiscal year ended June 30, 2010, respectively. The increase in the Effective tax rate for the fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010 was primarily attributable to the one-time recognition of tax benefits associated with the release of a valuation allowance on a deferred tax asset for certain tax loss carryforwards in fiscal year 2010.

Net earnings from continuing operations and Basic and Diluted earnings per share from continuing operations. Net earnings from continuing operations for the fiscal year ended June 30, 2011 were $171.8 million, a decrease of $53.3 million, or 24%, compared to $225.1 million for the fiscal year ended June 30, 2010. The decrease in Net earnings from continuing operations reflects a higher effective tax rate and lower Earnings from continuing operations before income taxes, as discussed above.

Basic and Diluted earnings per share from continuing operations for the fiscal year ended June 30, 2011 were $1.38, a decrease of $0.28, or 17%, and $1.34, a decrease of $0.28, or 17%, respectively, compared to $1.66 and $1.62 for the fiscal year ended June 30, 2010, respectively. The Company's Basic and Diluted earnings per share from continuing operations benefited by $0.09 per share, respectively, from its repurchase of 8.7 million shares of its common stock under the Company's stock repurchase plans during the fiscal year ended June 30, 2011.

ANALYSIS OF REPORTABLE SEGMENTS

As a result of Broadridge's sale of substantially all of the contracts of the securities clearing clients of Ridge to PFSI, Broadridge now has two reportable operating business segments: (1) Investor Communication Solutions and (2) Securities Processing Solutions. Ridge's securities clearing business is reflected in discontinued operations (see Note 1, "Basis of Presentation" and Note 8, "Discontinued Operations" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for detailed information on discontinued operations), and the operations outsourcing solutions business is now reported as part of the Securities Processing Solutions business segment. This change is reflected in all prior periods presented in this Annual Report on Form 10-K.

The primary components of "Other" are IBM Migration costs, Penson Charges, net, restructuring charges, and the elimination of intersegment revenues and profits as well as certain unallocated expenses. Foreign exchange is a reconciling item between the actual foreign exchange rates and budgeted foreign exchange rates.

Certain corporate expenses, as well as certain centrally managed expenses, are allocated based upon budgeted amounts in a reasonable manner. Because the Company compensates the management of its various businesses on, among other factors, segment profit, the Company may elect to record certain segment-related expense items of an unusual or non-recurring nature in consolidation rather than reflect such items in segment profit.

Revenues

	Years Ended June 30,			Change			
				2012 vs. 2011		2011 vs. 2010	
	2012	2011	2010	$	%	$	%
				($ in millions)			
Investor Communication Solutions	$1,634.0	$1,559.4	$1,669.6	$ 74.6	5	$(110.2)	(7)
Securities Processing Solutions	655.5	593.6	535.9	61.9	10	57.7	11
Other	0.5	0.2	2.4	0.3	150	(2.2)	92
Foreign currency exchange	13.5	13.7	1.3	(0.2)	(1)	12.4	NM*
Revenues	$2,303.5	$2,166.9	$2,209.2	$136.6	6	$ (42.3)	(2)

* Not Meaningful

Earnings (Loss) from Continuing Operations before Income Taxes

	Years Ended June 30,			Change			
				2012 vs. 2011		2011 vs. 2010	
	2012	2011	2010	$	%	$	%
				($ in millions)			
Investor Communication Solutions	$ 242.8	$213.4	$272.8	$ 29.4	14	$(59.4)	(22)
Securities Processing Solutions	91.1	87.4	99.3	3.7	4	(11.9)	(12)
Other	(146.8)	(41.3)	(34.1)	(105.5)	NM*	(7.2)	(21)
Foreign currency exchange	13.8	10.2	4.1	3.6	35	6.1	NM*
Earnings from continuing operations before income taxes	$ 200.9	$269.7	$342.1	$ (68.8)	(26)	$(72.4)	(21)

* Not Meaningful

Investor Communication Solutions

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenues. Investor Communication Solutions segment's Revenues for the fiscal year ended June 30, 2012 were $1,634.0 million, an increase of $74.6 million, or 5%, compared to $1,559.4 million for the fiscal year ended June 30, 2011. Higher recurring fee revenues contributed $77.4 million and higher distribution revenues contributed $0.3 million, and were partially offset by lower event-driven fee revenues, which declined from $135.0 million to $131.9 million, or $3.1 million. The positive contribution from recurring fee revenues were driven primarily by Net New Business, internal growth, and Acquisitions. The decrease in event-driven fee revenues was primarily due to lower mutual fund proxy activity. Distribution revenues for the fiscal year ended June 30, 2012 were $704.4 million, an increase of $0.3 million, compared to $704.1 million for the fiscal year ended June 30, 2011. Position growth was positive 1% for annual equity proxy and positive 9% for mutual fund interim communications, resulting in a net increase in pieces processed for the fiscal year ended June 30, 2012.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2012 were $242.8 million, an increase of $29.4 million, or 14%, compared to $213.4 million for the fiscal year ended June 30, 2011, primarily due to higher recurring revenues. Margin increased by 120 basis points from 13.7% to 14.9% mainly as a result of higher recurring revenues and cost containment efforts.

Fiscal Year 2011 Compared to Fiscal Year 2010

Revenues. Investor Communication Solutions segment's Revenues for the fiscal year ended June 30, 2011 were $1,559.4 million, a decrease of $110.2 million, or 7%, compared to $1,669.6 million for the fiscal year ended June 30, 2010. The 7% decrease was driven by a decline in event-driven fee revenues of $121.4 million, mainly the result of a decrease in mutual fund proxy activity when compared to the record level of activity during the fiscal year ended June 30, 2010. Also contributing to the 7% decline were lower distribution revenues of $76.5 million, or 10%, down from $780.6 million to $704.1 million, for the fiscal year ended June 30, 2010 compared to the fiscal year ended June 30, 2011, respectively. These declines were partially offset by recurring revenues from Acquisitions completed during fiscal year 2011 and Net New Business mainly as a result of the contract with MSSB. Position growth, a key measure in the number of pieces processed, was unchanged for annual equity proxy and a positive 9% for mutual fund interim communications. Revenues from Acquisitions completed during fiscal year 2011 contributed $74.1 million.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2011 were $213.4 million, a decrease of $59.4 million, or 22%, compared to $272.8 million for the fiscal year ended June 30, 2010. The decrease was mainly driven by lower event-driven activity as discussed above. Margin decreased by 260 basis points from 16.3% to 13.7% as a result of the decline in event-driven mutual fund proxy revenues and related distribution revenues. Excluding Acquisitions, overall margin decreased by 160 basis points from 16.3% to 14.7%.

Securities Processing Solutions

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenues. Securities Processing Solutions segment's Revenues for the fiscal year ended June 30, 2012 were $655.5 million, an increase of $61.9 million, or 10%, compared to $593.6 million for the fiscal year ended June 30, 2011. The increase was driven mainly by positive contributions from the Paladyne acquisition, the Outsourcing Services Agreement and from Net New Business.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2012 were $91.1 million, an increase of $3.7 million, or 4%, compared to $87.4 million for the fiscal year ended June 30, 2011. Margin decreased by 80 basis points from 14.7% to 13.9% for the fiscal year ended June 30, 2012 mainly due to the effect of the Paladyne acquisition. Excluding the dilutive impact of the operating results from the Paladyne acquisition, overall margin increased by 40 basis points from 14.7% to 15.1%.

Fiscal Year 2011 Compared to Fiscal Year 2010

Revenues. Securities Processing Solutions segment's Revenues for the fiscal year ended June 30, 2011 were $593.6 million, an increase of $57.7 million, or 11%, compared to $535.9 million for the fiscal year ended June 30, 2010. Revenues from Acquisitions and the Outsourcing Services Agreement constituted 84% of the $57.7 million increase. The remaining $9.3 million or 16% increase in revenues, were from contributions by new business and internal growth, partially offset by the carryover impact of the prior fiscal year's client losses and price concessions. Internal growth was driven by higher fixed income trade volumes.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2011 were $87.4 million, a decrease of $11.9 million, or 12%, compared to $99.3 million for the fiscal year ended June 30, 2010. Margin decreased by 380 basis points from 18.5% to 14.7% for the fiscal year ended June 30, 2011. Excluding the impact of the Outsourcing Services Agreement and the City Networks, Ltd acquisition, Earnings from continuing operations increased by $7.3 million and overall margin improved by 120 basis points from 18.5% to 19.7%, for the fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010.

Other

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenues. There were no significant reportable Revenues in our Other segment for the periods presented.

Loss from continuing operations before income taxes. Loss from Continuing Operations before income taxes was $146.8 million for the fiscal year ended June 30, 2012, an increase of $105.5 million, compared to a $41.3 million loss from continuing operations before income taxes for the fiscal year ended June 30, 2011. The increased loss was mainly due to the Penson Charges, net of $74.2 million, IBM Migration costs of $18.3 million, restructuring charges of $6.7 million and higher interest expense on our Long-term borrowings of $3.4 million.

Fiscal Year 2011 Compared to Fiscal Year 2010

Revenues. Other segment Revenues for the fiscal year ended June 30, 2011 were $0.2 million, a decrease of $2.2 million, compared to $2.4 million for the fiscal year ended June 30, 2010 driven by one-time, non-recurring revenues during the fiscal year ended June 30, 2010.

Loss from continuing operations before income taxes. Loss from continuing operations before income taxes was $41.3 million for the fiscal year ended June 30, 2011, an increase of $7.2 million, or 21%, compared to a $34.1 million loss from continuing operations before income taxes for the fiscal year ended June 30, 2010. The increased loss was primarily due to IBM Migration costs incurred during the fiscal year ended June 30, 2011.

Adjusted Net Earnings from Continuing Operations

We define Adjusted net earnings from continuing operations as Net earnings from continuing operations, net of taxes excluding all items associated with Penson Charges, net, IBM Migration costs, restructuring charges and the impact of one-time tax (expense)/benefit items. Adjusted net earnings from continuing operations is not a measure defined in accordance with GAAP and should not be construed as an alternative to net income (loss), as determined in accordance with GAAP.

We use Adjusted net earnings from continuing operations as a financial measure for a number of reasons, including:

- in communications with our board of directors concerning our consolidated financial performance;
- we believe it is an enterprise level performance measure commonly reported and widely used by analysts and investors; and
- for planning purposes, including the preparation of our annual operating budget.

We are reporting our Adjusted net earnings from continuing operations to exclude the impact of these items from our GAAP results because these items are significant and we believe this information helps our investors understand the effect of these non-recurring items on our reported results and therefore, will provide a better representation of our actual performance. Our presentation of Adjusted net earnings from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Set forth below is a reconciliation of Adjusted net earnings from continuing operations (Non-GAAP) to the comparable GAAP measure:

	Years ended June 30,		
	2012	2011	2010
	($ in millions)		
Adjusted net earnings from continuing operations (Non-GAAP)	$198.0	$175.8	$217.1
Adjustments:			
Penson Charges, net	(74.2)	—	—
IBM Migration costs	(24.6)	(6.3)	—
Restructuring charges	(6.7)	—	—
Tax impact of adjustments	39.9	2.3	—
One-time tax (expense)/benefit	(7.4)	—	8.0
Net Earnings from continuing operations (GAAP)	$125.0	$171.8	$225.1

Set forth below is a reconciliation of Adjusted earnings per share from continuing operations (Non-GAAP) to the comparable GAAP measure:

	Years ended June 30,		
	2012	2011	2010
Adjusted diluted earnings per share from continuing operations (Non-GAAP)	$ 1.55	$ 1.37	$1.56
Adjustments:			
Penson Charges, net	(0.58)	—	—
IBM Migration costs	(0.19)	(0.05)	—
Restructuring charges	(0.05)	—	—
Tax impact of adjustments	0.31	0.02	—
One-time tax (expense)/benefit	(0.06)	—	0.06
Diluted earnings per share from continuing operations (GAAP)	$ 0.98	$ 1.34	$1.62

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2012 and 2011, Cash and cash equivalents were $320.5 million and $241.5 million, respectively. Total stockholders' equity was $850.5 million and $797.3 million at June 30, 2012 and 2011, respectively. At June 30, 2012, net working capital was $367.1 million, compared to $(31.3) million at June 30, 2011. At the current time, and in future periods, we expect cash generated by our operations, together with existing cash, cash equivalents, marketable securities and borrowings from the capital markets, to be sufficient to cover cash needs for working capital, capital expenditures, strategic acquisitions, dividends and common stock repurchases. We do not rely on short-term borrowings to meet our liquidity needs.

As of June 30, 2012, $111.4 million of the $320.5 million of cash and cash equivalents was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

On March 29, 2007, the Company entered into a $1,190.0 million senior unsecured credit facility, consisting of a $440.0 million five-year term loan, a $500.0 million five-year revolving credit facility and a $250.0 million one-year revolving credit facility. In May 2007, the Company refinanced the $250.0 million one-year revolving credit facility through an offering of $250.0 million of 6.125% Senior Notes discussed below. Borrowings under the five-year term loan facility bore interest at LIBOR plus 40 to 90 basis points based on debt ratings at the time of the borrowing. The five-year term loan facility was subject to interest at LIBOR plus 40 basis points as of June 30, 2011. Borrowings under the five-year revolving credit facility bore interest at LIBOR plus 27 to 75 basis points based on debt ratings and the utilization percentage of the facility at the time of the borrowing. At June 30, 2011, the Company had outstanding borrowings of $200.0 million on the five-year revolving credit facility and $200.0 million on the five-year term loan facility.

On September 22, 2011, the Company entered into a $990.0 million senior unsecured credit facility, consisting of a $490.0 million five-year term loan facility (the "Fiscal 2012 Term Loan") and a $500.0 million five-year revolving credit facility (the "Fiscal 2012 Revolving Credit Facility") (collectively the "Fiscal 2012 Credit Facilities"). Borrowings under the Fiscal 2012 Term Loan and Fiscal 2012 Revolving Credit Facility bear interest at LIBOR plus 125 basis points. The Fiscal 2012 Revolving Credit Facility also has an annual facility fee equal to 15 basis points, on the unused portion of the facility. The Company incurred $3.0 million in debt issuance costs to establish the Fiscal 2012 Credit Facilities, of which $0.1 million of these costs were expensed as incurred and $2.9 million of these costs have been capitalized in Other non-current assets in the Consolidated Balance Sheets and will be amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the terms of these facilities. At June 30, 2012, $0.4 million had been amortized related to the Fiscal 2012 Credit Facilities.

The Company used a portion of the Fiscal 2012 Term Loan proceeds to repay $200.0 million of outstanding borrowing under the previous five-year term loan and $200.0 million of outstanding borrowing under the previous five-year revolving credit facility. The previous five-year term loan facility and the previous five-year revolving credit facility both had expiration dates of March 2012 and were cancelled upon repayment in September 2011. The weighted-average interest rate on the previous five-year term loan facility was 0.65% and 0.77% for the fiscal years ended June 30, 2012 and 2011, respectively. The weighted-average interest rate on the previous five-year revolving credit facility was 0.51% and 0.57% for the fiscal years ended June 30, 2012 and 2011, respectively.

The Fiscal 2012 Term Loan contains a repayment schedule that requires the Company to make minimum principal repayments on the loan of $12.3 million, on a quarterly basis, commencing with the first payment due by March 31, 2013, and the final payment due by June 30, 2016, for a total repayment of $171.5 million before the balance of the loan becomes due in September 2016.

During the fiscal year ended June 30, 2012, the Company repaid $90.0 million of the $490.0 million of borrowings under the Fiscal 2012 Term Loan. Under the terms of the Fiscal 2012 Term Loan agreement, any prepayment of a term borrowing shall be applied to reduce the subsequent scheduled repayment, in direct order of maturity, with no prepayment penalty. At June 30, 2012, the Company had met the repayment requirements on the Fiscal 2012 Term Loan through September 30, 2014. Under the terms of the Fiscal 2012 Term Loan agreement, as a portion of the outstanding borrowing is paid down, the total borrowing capacity is reduced commensurately, leaving a borrowing capacity of $400.0 million at June 30, 2012. The weighted-average interest rate on the Fiscal 2012 Term Loan was 1.54% for the fiscal year ended June 30, 2012.

The Fiscal 2012 Credit Facilities are subject to covenants, including financial covenants consisting of a leverage ratio and an interest coverage ratio. At June 30, 2012, the Company is not aware of any instances of any non-compliance with the financial covenants of the Fiscal 2012 Credit Facilities.

In May 2007, the Company completed an offering of $250.0 million in aggregate principal amount of senior notes (the "Senior Notes"). The Senior Notes will mature on June 1, 2017 and bear interest at a rate of 6.125% per annum. Interest on the Senior Notes is payable semi-annually in arrears on June 1 and December 1 of each year. The Senior Notes were issued at a price of 99.1% (effective yield to maturity of 6.251%). The indenture governing the Senior Notes contains certain covenants including covenants restricting the Company's ability to create or incur liens securing indebtedness for borrowed money and to enter into certain sale-leaseback transactions. At June 30, 2012, the Company is not aware of any instances of non-compliance with the financial covenants of the indenture governing the Senior Notes. The indenture also contains covenants regarding the purchase of the Senior Notes upon a change of control triggering event. The Senior Notes are senior unsecured obligations of the Company and rank equally with our other senior indebtedness. The Company may redeem the Senior Notes in whole or in part at any time before their maturity. The Company incurred $1.9 million in debt issuance costs to establish the Senior Notes. These costs have been capitalized and will be amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the ten-year term. At June 30, 2012, $0.8 million had been amortized related to the Senior Notes. The fair value of the fixed-rate Senior Notes at June 30, 2012 was $137.6 million based on quoted market prices.

Please refer to Note 13, "Borrowings" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a more detailed discussion.

Based upon current and anticipated levels of operation, we believe that our cash on hand and cash flow from operations, combined with borrowings available under the credit facility, will be sufficient to enable us to meet our current and anticipated cash operating requirements, capital expenditures, and working capital needs. Please refer to the discussion of cash flows used in financing activities in the following section for further discussion of our financing activities.

Cash Flows

Net cash flows provided by operating activities were $290.6 million for the fiscal year ended June 30, 2012 compared to $190.9 million during the fiscal year ended June 30, 2011. The increase is primarily due to a decrease in working capital driven by reductions in accounts receivable due to improved collections and lower payables and accruals consistent with the seasonality of our business, which were partially offset by higher deferred costs driven by our client conversions activity and the IBM Migration costs.

Net cash flows used in investing activities for the fiscal year ended June 30, 2012 were $110.5 million, a decrease of $230.3 million, compared to $340.8 million of net cash flows used in investing activities for the fiscal year ended June 30, 2011. The decrease reflects lower spending of $221.1 million on acquisitions during the fiscal year ended June 30, 2012, compared to the fiscal year ended June 30, 2011.

Net cash flows used in financing activities for the fiscal year ended June 30, 2012 were $88.7 million, an increase of $43.4 million, compared to $45.3 million of net cash flows used in financing activities for the fiscal year ended June 30, 2011. The increased use of cash in the fiscal year ended June 30, 2012 primarily reflects a decrease of $202.9 million of net proceeds from borrowings, after debt repayment and borrowing costs, in the fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011, offset by a decrease in purchases of common stock of $170.5 million in the fiscal year ended June 30, 2012 versus the fiscal year ended June 30, 2011.

Income Taxes

Before the spin-off from our former parent company Automatic Data Processing, Inc. ("ADP"), the Company's taxable income was included in separate income tax returns filed with the appropriate taxing jurisdictions, except for U.S. federal and certain state and foreign jurisdictions in which the Company's taxable income is included in the income tax returns of ADP or an ADP affiliate. Subsequent to the spin-off, the Company files its own U.S. federal, state and foreign returns.

The provision for income taxes is computed as if the Company filed on a combined stand-alone or separate tax return basis, as applicable. The provision for income taxes does not reflect the Company's inclusion in the tax returns of ADP or an ADP affiliate. Certain income taxes of the Company were paid by ADP or an ADP affiliate on behalf of the Company.

The Company, headquartered in the U.S., is routinely examined by the IRS as part of the IRS U.S. federal income tax audit of ADP and is also routinely examined by the tax authorities in the U.S. states and foreign countries in which it conducts business. The tax years under audit examination vary by tax jurisdiction. With respect to U.S. federal income taxes, the Company was a member of the ADP U.S. federal income tax consolidated group through March 30, 2007. As a member of the ADP U.S. federal income tax consolidation, the Company is included in any IRS examination of ADP for periods up to and including March 30, 2007. ADP and the Company are currently under IRS audit for the fiscal year ended June 30, 1998 through the fiscal year ended June 30, 2002 which was substantially completed in fiscal year 2009. In addition, the IRS is conducting an examination of fiscal years 2003 through 2007. As a member of the ADP U.S. federal income tax consolidated group and pursuant to a tax allocation agreement between the Company and ADP, the U.S. federal income tax payable of the Company for the period ended March 30, 2007, will be assumed by ADP. In addition, any items of income or expense successfully challenged by the IRS attributable to the business operations of the Company for tax periods ended March 30, 2007 or earlier, will be tax liabilities assumed by ADP. Correspondingly, any items of income or expense attributable to the business operations of the Company for tax periods ended March 30, 2007 or earlier, which are settled favorably with the IRS by ADP will remain with ADP. Accordingly, the Company has not established any tax reserves or tax assets with respect to U.S. federal income taxes for the tax period ended March 30, 2007.

The tax allocation agreement between the Company and ADP also extends to the Company's U.S. state income tax and most foreign income tax liabilities and tax assets. Thus, for any foreign or U.S. state income tax liabilities or tax assets relating to tax periods ended March 30, 2007 or earlier attributable to the Company's business operations, depending on the tax jurisdiction, ADP will either make payments directly to the appropriate tax authorities or reimburse the Company for tax payments the Company made to the tax authorities that related to tax liabilities subject to the tax allocation agreement to the extent that such tax liabilities are in excess of amounts provided for in respect of such income taxes on the Consolidated Balance Sheet of the Company including the Notes thereto, as of June 30, 2012. Similarly, to the extent that there are any tax refunds attributable to the Company's business operations in a particular tax jurisdiction for the period ended March 30, 2007 or earlier, ADP will either receive such refund directly from the appropriate tax authorities or receive reimbursement from the Company for the refund received by the Company that is subject to the tax allocation agreement.

The Company regularly considers the likelihood of assessments in each of the jurisdictions resulting from examinations. To the extent the Company determines it has potential tax assessment in particular tax jurisdictions and that such assessments are not covered by the tax allocation agreement, the Company has established tax reserves which it believes are adequate in relation to the potential assessments. Once established, reserves are adjusted when there is more information available, when an event occurs necessitating a change to the reserves or the statute of limitations for the relevant taxing authority to examine the tax position has expired. The resolution of tax matters should not have a material effect on the financial condition of the Company or on the Company's Consolidated Statements of Earnings for a particular future period.

Defined Benefit Pension Plans

The Company sponsors a Supplemental Officer Retirement Plan (the "Broadridge SORP"). The Broadridge SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation. The amount charged to expense for the Broadridge SORP was $2.4 million, $1.6 million and $1.2 million during the fiscal years ended June 30, 2012, 2011 and 2010, respectively. The Broadridge SORP is currently unfunded, and the benefit obligation under this plan was $15.7 million, $11.1 million and $7.6 million at June 30, 2012, 2011 and 2010, respectively.

The Company also sponsors a Supplemental Executive Retirement Plan (the "Broadridge SERP"). The Broadridge SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key executives upon retirement based upon the executives' years of service and compensation. The amount charged to expense for the Broadridge SERP was $0.3 million, $0.2 million and $0.2 million during the fiscal years ended June 30, 2012, 2011 and 2010, respectively. The Broadridge SERP is currently unfunded, and the benefit obligation under this plan was $1.3 million, $0.6 million and $0.3 million at June 30, 2012, 2011 and 2010, respectively.

Other Post-retirement Benefit Plan

The Company sponsors an Executive Retiree Health Insurance Plan. It is a post-retirement benefit plan pursuant to which the Company helps defray the health care costs of certain eligible key executive retirees and qualifying dependents, based upon the retirees' age and years of service, until they reach the age of 65. The amount charged to expense under this plan was $0.3 million, $0.4 million and $0.4 million during the fiscal years ended June 30, 2012, 2011 and 2010, respectively. The plan is currently unfunded, and the benefit obligation under this plan was $2.8 million, $3.1 million and $3.0 million at June 30, 2012, 2011 and 2010, respectively.

Contractual Obligations

The following table summarizes our contractual obligations to third parties as of June 30, 2012 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(in millions)		
Debt(1)	$ 524.4	$ —	$ 32.5	$491.9	$ —
Operating lease and software licenses(2)	139.9	40.4	47.7	33.3	18.5
Purchase obligations(3)	558.9	69.4	119.1	115.3	255.1
Uncertain tax positions(4)	4.9	—	4.9	—	—
Total	$1,228.1	$109.8	$204.2	$640.5	$273.6

(1) These amounts represent the principal repayments of Long-term debt and are included on our Consolidated Balance Sheets. As of June 30, 2012, we had $524.4 million of outstanding debt consisting of $400.0 million of a term loan facility and $124.4 million in Senior Notes. See Note 13, "Borrowings" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for additional information about our Borrowings and related matters. Excludes future cash payments related to interest expense as the term loan facility is variable rate and the interest payments will ultimately be determined by the rates in effect during each period.

(2) Included in these amounts are various facilities and equipment leases and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment, as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts and if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to payments to ADP related to a data center outsourcing services agreement that expires in August 2012, payments to IBM related to the IT Services Agreement entered into in March 2010 that expires in June 2022, and purchase and maintenance agreements on our software, equipment and other assets.

(4) Due to the uncertainty related to the timing of the reversal of uncertain tax positions, only the uncertain tax benefit related to a transfer pricing settlement has been provided in the table above. The Company is unable to make reasonably reliable estimates related to the timing of the remaining unrecognized tax benefits expected to be paid. See Note 16, "Income Taxes" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for further detail.

The Company entered into a data center outsourcing services agreement with ADP before its spin-off from ADP in March 2007 under which ADP provided the Company with data center services consistent with the services provided to the Company immediately before the spin-off, provided that the operation of the data center is the sole responsibility of ADP. Among the principal services provided by the data center are information technology services and service delivery network services. The agreement with ADP provided for increasing volumes and the addition of new services over the term. Under the agreement, ADP was responsible for hosting the mainframe, midrange, open systems, and networks. Additionally, systems engineering, network engineering, hardware engineering, network operations, data center operations, application change management, and data center disaster recovery services were managed by ADP. The March 2007 agreement expired on June 30, 2012. The Company entered into a short-term extension of the agreement which expires on August 31, 2012. The

Company expects to incur $6.3 million in costs in connection with the services to be provided during this term extension. For the fiscal years ended June 30, 2012, 2011 and 2010, the Company recorded expenses of $111.4 million, $110.4 million and $104.8 million, respectively, in the Consolidated Statements of Earnings related to the March 2007 agreement.

In March 2010, the Company and International Business Machines Corporation ("IBM") entered into an Information Technology Services Agreement (the "IT Services Agreement"), under which IBM is providing certain aspects of the Company's information technology infrastructure that are currently provided under a data center outsourcing services agreement with ADP. Under the IT Services Agreement, IBM provides a broad range of technology services to the Company including supporting its mainframe, midrange, server, network and data center operations, as well as providing disaster recovery services. The Company has the option of incorporating additional services into the agreement over time. The migration of the data center processing from ADP to IBM was substantially completed in June 2012, and is expected to be complete by August 31, 2012. The IT Services Agreement expires on June 30, 2022. The Company has the right to renew the initial term of the IT Services Agreement for up to one additional 12-month term. Commitments remaining under this agreement are $552.6 million through fiscal year 2022, the final year of the contract. For the fiscal years ended June 30, 2012 and 2011, the Company recorded expenses of $24.6 million and $6.3 million, respectively, in the Consolidated Statements of Earnings related to this agreement. The Company capitalized $47.0 million and $5.7 million of costs related to the build out of the IBM data center in Other non-current assets in fiscal years 2012 and 2011, respectively.

Other Commercial Commitments

Immediately before the separation from ADP, certain of the Company's foreign subsidiaries established unsecured, uncommitted lines of credit with banks. These lines of credit bear interest at a rate equal to LIBOR plus 250 basis points. There were no outstanding borrowings under these lines of credit at June 30, 2012.

Off-Balance Sheet Arrangements

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations, and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. The Company was not a party to any derivative financial instruments at June 30, 2012, 2011 and 2010. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's products and services. The Company does not expect any material losses related to such representations and warranties, or collateral arrangements.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2, "Summary of Significant Accounting Policies—Q. New Accounting Pronouncements" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a discussion on the impact of the adoption of new accounting pronouncements.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

As of June 30, 2012, $400.0 million of our total $524.4 million in debt outstanding is based on floating interest rates. Our term loan facility had a balance outstanding of $400.0 million as of June 30, 2012. The interest rate is based on LIBOR plus 125 basis points. The weighted-average interest rate was 1.54% as of June 30, 2012. Our revolving credit facility had a balance outstanding of zero as of June 30, 2012. The interest rate is based on LIBOR plus 125 basis points.

Our operations outsourcing and mutual fund processing services are performed by registered broker-dealers. As registered broker-dealers and members of FINRA, they are subject to regulations concerning many aspects of their business, including trade practices, capital requirements, record retention, money laundering prevention, the protection of customer funds and customer securities, and the supervision of the conduct of directors, officers and employees. A failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders, or the suspension or revocation of SEC or FINRA authorization granted to allow the operation of their businesses or disqualification of their directors, officers or employees. In addition, as registered broker-dealers, they are required to participate in the Securities Investor Protection Corporation ("SIPC") for the benefit of customers. In addition, MG Trust Company, LLC ("MG Trust"), a subsidiary of Matrix, is a Colorado State non-depository trust company whose primary business is to provide cash agent, custodial and directed or non-discretionary trust services to institutional customers. MG Trust operates pursuant to the rules and regulations of the Colorado Division of Banking.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements

Financial Statement Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042

We have audited the accompanying consolidated balance sheets of Broadridge Financial Solutions, Inc. and subsidiaries (the "Company") as of June 30, 2012 and 2011, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadridge Financial Solutions, Inc. and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

New York, New York
August 9, 2012

Broadridge Financial Solutions, Inc.

Consolidated Statements of Earnings
(In millions, except per share amounts)

	Years ended June 30,		
	2012	2011	2010
Revenues	$2,303.5	$2,166.9	$2,209.2
Cost of revenues	1,715.1	1,617.1	1,616.4
Selling, general and administrative expenses	299.9	270.0	241.6
Impairment and other charges, net	74.2	—	—
Other expenses, net	13.4	10.1	9.1
Total expenses	2,102.6	1,897.2	1,867.1
Earnings from continuing operations before income taxes	200.9	269.7	342.1
Provision for income taxes	75.9	97.9	117.0
Net earnings from continuing operations	125.0	171.8	225.1
Loss from discontinued operations, net of tax benefit	(1.4)	(2.2)	(35.1)
Net earnings	$ 123.6	$ 169.6	$ 190.0
Basic earnings per share:			
Basic earnings per share from continuing operations	$ 1.01	$ 1.38	$ 1.66
Basic loss per share from discontinued operations	(0.01)	(0.02)	(0.26)
Basic earnings per share	$ 1.00	$ 1.36	$ 1.40
Diluted earnings per share:			
Diluted earnings per share from continuing operations	$ 0.98	$ 1.34	$ 1.62
Diluted loss per share from discontinued operations	(0.01)	(0.02)	(0.25)
Diluted earnings per share	$ 0.97	$ 1.32	$ 1.37
Weighted-average shares outstanding:			
Basic	124.1	124.8	135.9
Diluted	127.5	128.3	139.1
Dividends declared per common share	$ 0.64	$ 0.60	$ 0.56

See notes to consolidated financial statements.

Broadridge Financial Solutions, Inc.

Consolidated Balance Sheets
(In millions, except per share amounts)

	June 30, 2012	June 30, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 320.5	$ 241.5
Accounts receivable, net of allowance for doubtful accounts of $6.5 and $2.0, respectively	370.7	406.6
Other current assets	86.2	103.3
Total current assets	777.4	751.4
Property, plant and equipment, net	79.0	83.1
Goodwill	780.0	735.6
Intangible assets, net	143.3	147.2
Other non-current assets	207.9	186.7
Total assets	$1,987.6	$1,904.0
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 102.2	$ 119.0
Short-term borrowings	—	400.0
Accrued expenses and other current liabilities	260.6	230.3
Deferred revenues	47.5	33.4
Total current liabilities	410.3	782.7
Long-term debt	524.4	124.3
Deferred taxes	63.2	71.3
Deferred revenues	38.3	47.3
Other non-current liabilities	100.9	81.1
Total liabilities	1,137.1	1,106.7
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock: Authorized, 25.0 shares; issued and outstanding, none	—	—
Common stock, $0.01 par value: Authorized, 650.0 shares; issued, 152.9 and 149.6 shares at June 30, 2012 and 2011, respectively; outstanding, 124.8 and 123.7 shares at June 30, 2012 and 2011, respectively	1.5	1.5
Additional paid-in capital	739.4	667.4
Retained earnings	686.1	642.2
Treasury stock, at cost: 28.1 and 25.9 shares at June 30, 2012 and 2011, respectively	(580.0)	(529.9)
Accumulated other comprehensive income	3.5	16.1
Total stockholders' equity	850.5	797.3
Total liabilities and stockholders' equity	$1,987.6	$1,904.0

See notes to consolidated financial statements.

Broadridge Financial Solutions, Inc.
Consolidated Statements of Cash Flows
(In millions)

	Years ended June 30,		
	2012	2011	2010
Cash Flows From Operating Activities			
Net earnings	$ 123.6	$ 169.6	$ 190.0
Adjustments to reconcile Net earnings to net cash flows provided by operating activities:			
Loss from discontinued operations, net of tax	1.4	2.2	35.1
Depreciation and amortization	51.0	43.1	36.8
Amortization of acquired intangibles	22.2	14.3	4.5
Amortization of other assets	18.8	14.9	15.7
Deferred income taxes	(8.4)	12.8	3.4
Stock-based compensation expense	28.3	30.0	27.3
Excess tax benefits from the issuance of stock-based compensation awards	(3.9)	(2.1)	(0.2)
Impairment of available for sale securities and other non-current assets	69.1	—	—
Other	3.0	(5.4)	1.1
Changes in operating assets and liabilities:			
Current assets and liabilities:			
(Increase) decrease in Accounts receivable, net	34.7	(39.8)	27.8
Decrease in Other current assets	23.3	8.0	4.2
(Decrease) increase in Accounts payable	(12.4)	8.5	9.9
(Decrease) increase in Accrued expenses and other current liabilities	35.2	(16.0)	7.8
(Decrease) increase in Deferred revenues	(8.9)	(11.4)	0.1
Non-current assets and liabilities:			
Increase in Other non-current assets	(106.5)	(61.5)	(10.9)
Increase in Other non-current liabilities	20.1	23.7	7.5
Net cash flows provided by operating activities of continuing operations	290.6	190.9	360.1
Cash Flows From Investing Activities			
Capital expenditures	(33.8)	(29.2)	(42.7)
Purchases of intangibles	(12.9)	(18.1)	(10.4)
Sale of available for sale securities	2.1	—	—
Acquisitions, net of cash acquired	(72.4)	(293.5)	(35.2)
Other investing activities	6.5	—	—
Net cash flows used in investing activities of continuing operations	(110.5)	(340.8)	(88.3)
Cash Flows From Financing Activities			
Proceeds from Short-term borrowings	—	240.0	—
Proceeds from issuance of Long-term debt	490.0	—	—
Payment on Short-term borrowings	(400.0)	(40.0)	—
Payment on Long-term debt	(90.0)	—	—
Dividends paid	(78.1)	(74.8)	(66.6)
Proceeds from exercise of stock options	43.6	47.8	57.2
Purchases of Treasury stock	(51.6)	(222.1)	(268.9)
Other financing transactions	(3.6)	1.7	—
Cost related to issuance of Long-term debt	(2.9)	—	—
Excess tax benefit from the issuance of stock-based compensation awards	3.9	2.1	0.2
Net cash flows used in financing activities of continuing operations	(88.7)	(45.3)	(278.1)
Cash flows from discontinued operations:			
Net cash flows (used in) provided by operating activities	(6.4)	23.4	133.5
Net cash flows (used in) provided by financing activities	—	(7.2)	4.4
Net cash flows (used in) provided by discontinued operations	(6.4)	16.2	137.9
Effect of exchange rate changes on Cash and cash equivalents	(6.0)	7.9	0.1
Net change in Cash and cash equivalents	79.0	(171.1)	131.7
Cash and cash equivalents, beginning of fiscal year	241.5	412.6	173.4
Cash and cash equivalents of discontinued operations, beginning of fiscal year	—	—	107.5
Cash and cash equivalents, end of fiscal year	$ 320.5	$ 241.5	$ 412.6
Supplemental disclosure of cash flow information:			
Cash payments made for interest	$ 13.8	$ 9.7	$ 11.1
Cash payments made for income taxes	$ 71.1	$ 58.4	$ 107.9
Non-cash operating activities:			
Non-cash obligation assumed from sale of discontinued operations	$ —	$ —	$ 21.6
Non-cash investing and financing activities:			
Property, plant and equipment included in accrued expenses	$ 1.9	$ 3.1	$ 4.3
Consideration received as part of the sale of discontinued operations	$ —	$ —	$ 33.1
Purchases of treasury stock excluded from accrued expenses	$ —	$ 1.5	$ 21.3
Dividends payable	$ 1.6	$ —	$ 8.8

See notes to consolidated financial statements.

Broadridge Financial Solutions, Inc.

Consolidated Statements of Stockholders' Equity

(In millions, except per share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, July 1, 2009	141.8	$ 1.4	$505.9	$432.3	$ (37.5)	$ 6.9	$ 909.0
Comprehensive income:							
Net earnings	—	—	—	190.0	—	—	
Foreign currency translation adjustments	—	—	—	—	—	(7.5)	
Pension and postretirement liability adjustment, net of taxes of $0.5	—	—	—	—	—	(0.8)	
Total comprehensive income							181.7
Stock plans and related tax benefits	4.1	0.1	53.8	—	—	—	53.9
Stock-based compensation	—	—	28.1	—	—	—	28.1
Treasury stock acquired (14.2 shares)	—	—	—	—	(290.2)	—	(290.2)
Common stock dividends ($0.56 per share)	—	—	—	(75.4)	—	—	(75.4)
Balances, June 30, 2010	145.9	1.5	587.8	546.9	(327.7)	(1.4)	807.1
Comprehensive income:							
Net earnings	—	—	—	169.6	—	—	
Foreign currency translation adjustments	—	—	—	—	—	20.7	
Pension and postretirement liability adjustment, net of taxes of $0.7	—	—	—	—	—	(1.1)	
Unrealized loss on available-for-sale securities, net of taxes of $1.3	—	—	—	—	—	(2.1)	
Total comprehensive income							187.1
Stock plans and related tax benefits	3.7	—	49.8	—	—	—	49.8
Stock-based compensation	—	—	29.8	—	—	—	29.8
Treasury stock acquired (9.2 shares)	—	—	—	—	(202.2)	—	(202.2)
Common stock dividends ($0.60 per share)	—	—	—	(74.3)	—	—	(74.3)
Balances, June 30, 2011	149.6	1.5	667.4	642.2	(529.9)	16.1	797.3
Comprehensive income:							
Net earnings	—	—	—	123.6	—	—	
Foreign currency translation adjustments	—	—	—	—	—	(13.8)	
Pension and postretirement liability adjustment, net of taxes of $0.8	—	—	—	—	—	(1.1)	
Unrealized loss on available-for-sale securities, net of taxes of $2.6	—	—	—	—	—	(4.5)	
Reclassification adjustment for other-than temporary impairment included in net income, net of taxes of $(4.0)	—	—	—	—	—	6.8	
Total comprehensive income							111.0
Stock plans and related tax benefits	3.3	—	43.7	—	—	—	43.7
Stock-based compensation	—	—	28.3	—	—	—	28.3
Treasury stock acquired (2.2 shares)	—	—	—	—	(50.1)	—	(50.1)
Common stock dividends ($0.64 per share)	—	—	—	(79.7)	—	—	(79.7)
Balances, June 30, 2012	152.9	$ 1.5	$739.4	$686.1	$(580.0)	$ 3.5	$ 850.5

See notes to consolidated financial statements.

Broadridge Financial Solutions, Inc.

Notes to Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

A. Description of Business. Broadridge Financial Solutions, Inc. ("Broadridge®" or the "Company"), a Delaware corporation, is a leading global provider of investor communication solutions and securities processing and operations outsourcing solutions to the financial services industry. The Company classifies its continuing operations into the following two reportable segments:

- **Investor Communication Solutions**—A large portion of Broadridge's Investor Communication Solutions business involves the processing and distribution of proxy materials to investors in equity securities and mutual funds, as well as the facilitation of related vote processing. ProxyEdge®, its innovative electronic proxy delivery and voting solution for institutional investors, helps ensure the participation of the largest stockholders of many companies. Broadridge also provides the distribution of regulatory reports and corporate action/reorganization event information, as well as tax reporting solutions that help its clients meet their regulatory compliance needs. In addition, Broadridge provides financial information distribution and transaction reporting services to both financial institutions and securities issuers. These services include the processing and distribution of account statements and trade confirmations, traditional and personalized document fulfillment and content management services, marketing communications, and imaging, archival and workflow solutions that enable and enhance its clients' communications with investors. All of these communications are delivered in paper or electronic form. In fiscal year 2010, Broadridge entered the transfer agency business through its acquisition of StockTrans®, Inc. (renamed Broadridge Corporate Issuer Solutions, Inc.), a provider of registrar, stock transfer and record-keeping services. In August 2010, Broadridge acquired NewRiver®, Inc., a leader in mutual fund electronic investor disclosure solutions. In December 2010, Broadridge acquired Forefield®, Inc., a leading provider of real-time sales, education, and client communication solutions for financial institutions and their advisors. In January 2011, Broadridge acquired Matrix Financial Solutions, Inc., an independent provider of mutual fund processing solutions for the defined contribution market.
- **Securities Processing Solutions**—Broadridge offers a suite of advanced computerized real-time transaction processing services that automate the securities transaction lifecycle, from desktop productivity tools, data aggregation, performance reporting, and portfolio management to order capture and execution, trade confirmation, settlement, and accounting. Broadridge's services help financial institutions efficiently and cost-effectively consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. With multi-currency capabilities, its Global Processing Solution supports real-time global trading of equity, option, mutual fund and fixed income securities in established and emerging markets. In addition, its operations outsourcing solutions allow broker-dealers to outsource certain administrative functions relating to clearing and settlement, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their businesses. In June 2010, the Company acquired City Networks Ltd, a leading software and services provider of reconciliation, multi-asset process automation and operational risk management solutions to the global financial services industry. In September 2011, Broadridge acquired Paladyne Systems, Inc., a provider of buy-side technology solutions for the global investment management industry.

B. Basis of Presentation. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements present the consolidated position of the Company. These financial statements include the entities in which the Company directly or indirectly has a controlling financial interest and various entities in which the Company has investments recorded under both the cost and equity methods of accounting. Intercompany balances and transactions have been eliminated.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates. The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes thereto. Actual results may differ from those estimates.

B. Revenue Recognition. The Company's revenues are primarily generated from fees for providing services. Revenues are recognized for the two reportable segments as follows:

- **Investor Communication Solutions**—Revenues are generated from processing and distributing investor communications as well as vote processing and tabulation. The Company typically enters into agreements with clients to provide services on a fee for service basis. Fees received from the rendering of services are recognized as revenue in the period in which the services have been provided and when collectability is reasonably assured.
- **Securities Processing Solutions**—Revenues are generated from fees for transaction processing. Client service agreements often include up-front consideration as well as a recurring fee for transaction processing. In accordance with Accounting Standards Codification Topic ("ASC") No. 605 "Revenue Recognition" up-front implementation fees are deferred and recognized on a straight-line basis over the longer of the respective service term of the contract or the expected customer relationship period which commences after client acceptance when the processing term begins. Fees received from processing services are recognized as revenue in the period in which the services have been rendered and when collectability is reasonably assured. Additionally, revenues generated from outsourcing services are recognized based on fixed monthly fees in the period in which the services are rendered in accordance with the respective contractual agreement.

C. Cash and Cash Equivalents. Investment securities with an original maturity of 90 days or less are considered cash equivalents. The fair value of our cash and cash equivalents approximates carrying value.

D. Financial Instruments. Substantially all of the financial instruments of the Company other than Long-term debt are carried at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The carrying value of the Company's long-term variable-rate term loan facility approximates fair value because these instruments reflect market changes to interest rates. The carrying value of the Company's long-term fixed-rate senior notes represents the face value of the long-term fixed-rate senior notes net of the unamortized discount. The fair value of the Company's long-term fixed-rate senior notes is based on quoted market prices. See Note 13, "Borrowings," for a further discussion of the Company's long-term fixed-rate senior notes.

E. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are as follows:

Equipment	3 to 5 years
Buildings	10 years
Furniture and fixtures	3 to 7 years

F. Available-For-Sale Equity Securities. Available-for-sale equity securities are non-derivatives that are reflected in Other non-current assets in the Consolidated Balance Sheets, unless management intends to dispose of the investment within twelve months of the end of the reporting period, in which case they are reflected in Other current assets in the Consolidated Balance Sheets. These investments are in entities over which the Company does not have control, joint control, or significant influence. Investments are initially recognized and carried at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and are included in other comprehensive income. Realized gains and losses on available-for-sale securities are included in Other income/expenses, net and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income.

Declines in the fair value of available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

G. Inventories. Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventory balances of $8.6 million and $9.4 million, consisting of forms and envelopes used in the mailing of proxy materials to our customers, are reflected in Other current assets in the Consolidated Balance Sheets at June 30, 2012 and 2011, respectively.

H. Deferred Client Conversion and Start-Up Costs. Direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred and recognized on a straight-line basis which commences after client acceptance when the processing term begins. To the extent deferred costs exceed related implementation fee revenues, such excess costs are amortized over the service term of the contract. Deferred costs up to the amount of the related implementation fees are recognized and capitalized over the longer of the respective service term of the contract or expected customer relationship period. These deferred costs are reflected in Other non-current assets in the Consolidated Balance Sheets at June 30, 2012 and 2011, respectively. See Note 11, "Other non-current assets," for a further discussion.

I. Deferred Data Center Costs. Data center costs relate to conversion costs associated with our principal data center systems and applications. Costs directly related to the activities necessary to make the data center usable for its intended purpose are deferred and amortized over the life of the contract on a straight-line basis commencing on the date the data center has achieved full functionality. These deferred costs are reflected in Other non-current assets in the Consolidated Balance Sheets at June 30, 2012 and 2011, respectively. See Note 11, "Other non-current assets".

J. Goodwill. The Company accounts for its goodwill and intangible assets in accordance with ASC No. 350, "Intangibles—Goodwill and Other" ("ASC No. 350"), which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at the reporting unit level at least annually or more frequently if circumstances indicate possible impairment. The Company tests for goodwill impairment annually in the fourth quarter of the fiscal year, using the March 31 financial statement balances. If impairment exists, a write-down to fair value (measured by discounting estimated future cash flows) is recorded.

The Company performs a sensitivity analysis under Step 1 of the goodwill impairment test as prescribed in ASC No. 350, assuming hypothetical reductions in the fair values of our reporting units. A 10% change in our estimates of projected future operating cash flows, discount rates, or terminal value growth rates used in our calculations of the fair values of the reporting units would not result in an impairment of our goodwill.

K. Impairment of Long-Lived Assets. In accordance with ASC No. 360, "Property, Plant and Equipment—Impairment or Disposal of Long-Lived Assets" ("ASC No. 360"), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its expected estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with ASC No. 360.

L. Foreign Currency Translation and Transactions. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period. Revenues and expenses are translated at average exchange rates during the periods. Currency transaction gains or losses are included in Other expenses, net. Gains or losses from balance sheet translation are included in Stockholders' equity within Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

M. Stock-Based Compensation. The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation—Stock Compensation," by recognizing the measurement of stock-based compensation expense in Net earnings based on the fair value of the award on the date of grant. For stock options issued, the fair value of each stock option was estimated on the date of grant using a binomial option pricing model. The binomial model considers a range of assumptions related to volatility, risk-free interest rate, and employee exercise behavior. Expected volatilities utilized in the binomial model are based on a combination of implied market volatilities, historical volatility of the Company's stock price, and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

N. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes these costs in accordance with the provisions of ASC No. 350-40, "Internal Use Software." The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to direct time spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

O. Income Taxes. The Company accounts for income taxes under the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the Consolidated Financial Statements.

Deferred tax assets and liabilities are recognized based on temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

P. Advertising Costs. Advertising costs are expensed at the time the advertising takes place. Selling, general and administrative expenses include advertising costs of $2.0 million, $3.0 million and $1.9 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Q. New Accounting Pronouncements. In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-08, "Intangibles – Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment" ("ASU No. 2011-08"), which amends guidance for goodwill impairment testing. The amendment allows for entities to first assess qualitative factors in determining whether or not the fair value of a reporting unit exceeds its carrying value. If an entity concludes from this qualitative assessment that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, then performing a two-step impairment test is unnecessary. ASU No. 2011-08 will be effective for public companies for fiscal years beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-08 will have an impact on its consolidated results of operations, financial condition or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU No. 2011-05"), which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 will be effective for public companies for fiscal years beginning after December 15, 2011, with early adoption permitted. In December 2011, the FASB issued an update to ASU No. 2011-05. The update, ASU No. 2011 -12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" ("ASU No. 2011-12"), defers the effective date of certain presentation requirements within ASU No. 2011-05. The Company does not expect that the adoption of ASU 2011-05 will have an impact on its consolidated results of operations, financial condition or cash flows as it only requires a change in the format of the Company's current presentation.

In December 2010, the FASB issued ASU No. 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations." This standard requires an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU No. 2010-29 is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning after December 15, 2010. ASU No. 2010-29 became effective for the Company in the first quarter of fiscal year 2012 and did not have a material impact on the Company's consolidated results of operations, cash flows or financial condition.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force," an amendment of ASC No. 605-25, "Revenue Recognition" (formerly EITF Issue No. 08-01, "Revenue Arrangements with Multiple Deliverables"). This standard provides principles for allocation of consideration among its multiple elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The ASU introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. It is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. ASU No. 2009-13 became effective for the Company in the first fiscal quarter of fiscal year 2011 and did not have a material impact on the Company's consolidated results of operations, cash flows or financial condition.

R. Subsequent Events. In preparing the accompanying Consolidated Financial Statements, in accordance with ASC No. 855, "Subsequent Events," the Company has reviewed events that have occurred after June 30, 2012, through the date of issuance of the Consolidated Financial Statements. During this period, the Company did not have any material subsequent events.

NOTE 3. EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the Company's Net earnings by the basic Weighted-average shares outstanding for the periods presented.

Diluted EPS reflects the potential dilution that could occur if outstanding stock options at the presented date are exercisable and shares of restricted stock have vested.

As of June 30, 2012, 2011 and 2010, the computation of diluted EPS did not include 2.6 million, 2.4 million and 4.4 million options to purchase Broadridge common stock, respectively, as the effect of their inclusion would have been anti-dilutive.

The following table sets forth the denominators of the basic and diluted EPS computations:

	Years ended June 30,		
	2012	2011	2010
		(in millions)	
Weighted-average shares outstanding:			
Basic	124.1	124.8	135.9
Common stock equivalents	3.4	3.5	3.2
Diluted	127.5	128.3	139.1

The following table sets forth the computation of basic EPS utilizing Net earnings from continuing operations and Net earnings for the fiscal year and the Company's basic Weighted-average shares outstanding:

	Years ended June 30,		
	2012	2011	2010
	(in millions, except per share amounts)		
Net earnings from continuing operations	$125.0	$171.8	$225.1
Net earnings	$123.6	$169.6	$190.0
Basic Weighted-average shares outstanding	124.1	124.8	135.9
Basic EPS from continuing operations	$ 1.01	$ 1.38	$ 1.66
Basic EPS	$ 1.00	$ 1.36	$ 1.40

The following table sets forth the computation of diluted EPS utilizing Net earnings from continuing operations and Net earnings for the fiscal year and the Company's diluted Weighted-average shares outstanding:

	Years ended June 30,		
	2012	2011	2010
	(in millions, except per share amounts)		
Net earnings from continuing operations	$125.0	$171.8	$225.1
Net earnings	$123.6	$169.6	$190.0
Diluted Weighted-average shares outstanding	127.5	128.3	139.1
Diluted EPS from continuing operations	$ 0.98	$ 1.34	$ 1.62
Diluted EPS	$ 0.97	$ 1.32	$ 1.37

NOTE 4. IMPAIRMENT AND OTHER CHARGES, NET

Impairment and other charges, net of $74.2 million for the fiscal year ended June 30, 2012, includes charges resulting from the termination of the U.S. schedule of the outsourcing services agreement (the "Outsourcing Services Agreement") with Penson Worldwide, Inc. ("PWI") (see Note 8, "Discontinued Operations"). The charges primarily include a $47.2 million impairment of the deferred client conversion and start-up costs associated with the U.S. schedule of the Outsourcing Services Agreement (see Note 11, "Other Non-current Assets") representing all deferred costs associated with Penson, a $12.5 million impairment of marketable securities relating to the Company's investment in the common stock of PWI (see Note 11, "Other Non-current Assets"), and a $21.4 million impairment of a five-year subordinated note from PWI (see Note 11, "Other Non-current Assets") and $8.2 million of shutdown costs. These charges were slightly offset by a $15.1 million benefit associated with the extinguishment of Broadridge's obligation to pay or credit to PWI fees related to a third party vendor's services replaced by the Outsourcing Services Agreement (see Note 12, "Accrued Expenses and Other Current Liabilities"). These charges are included in the Other segment (see Note 19, "Financial Data by Segment").

NOTE 5. OTHER EXPENSES, NET

Other expenses, net consisted of the following:

	Years ended June 30,		
	2012	2011	2010
		($ in millions)	
Interest expense on borrowings	$13.3	$ 9.9	$ 9.8
Interest income	(1.8)	(2.2)	(0.7)
Foreign currency exchange loss (gain)	0.3	1.7	(1.0)
Other, net	1.6	0.7	1.0
Other expenses, net	$13.4	$10.1	$ 9.1

NOTE 6. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company were included in the Company's Consolidated Statements of Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to Goodwill.

Acquisitions completed by the Company with an aggregate purchase price of greater than $15.0 million during the fiscal years ended June 30, 2012, 2011 and 2010, were as follows:

During the fiscal year ended June 30, 2012, the Company acquired one business in the Securities Processing Solutions segment:

Paladyne Systems, Inc.

In September 2011, the Company acquired Paladyne Systems, Inc. ("Paladyne"), a provider of buy-side technology solutions for the global investment management industry. The purchase price was $72.4 million, net of cash acquired of $8.3 million. Net liabilities assumed were $15.4 million. This acquisition resulted in $64.0 million of goodwill. Intangible assets acquired, which totaled $23.8 million, consist primarily of acquired software technology and customer relationships, which are being amortized over a seven-year life and ten-year life, respectively. The results of Paladyne's operations were included in the accompanying consolidated financial statements from the date of acquisition. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results, financial position or cash flows of the Company.

During the fiscal year ended June 30, 2011, the Company acquired three businesses in the Investor Communication Solutions segment. A summary of each acquisition is as follows:

NewRiver, Inc.

In August 2010, the Company acquired NewRiver, Inc. ("NewRiver"), a leader in mutual fund electronic investor disclosure solutions. The purchase price was $77.6 million, net of cash acquired. This acquisition resulted in $47.8 million of goodwill, after post-closing adjustments for deferred taxes. Intangible assets acquired, which totaled $27.3 million, consist primarily of customer relationships and software technology, which are being amortized over an eight-year and seven-year life, respectively. The results of NewRiver's operations were included in the accompanying consolidated financial statements from the date of acquisition. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results, financial position or cash flows of the Company.

Forefield, Inc.

In December 2010, the Company acquired Forefield, Inc. ("Forefield"), a leading provider of real-time sales, education and client communication solutions for financial institutions and their advisors. The purchase price was $18.3 million, net of cash acquired. This acquisition resulted in $11.1 million of goodwill, after post-closing adjustments for deferred taxes. Intangible assets acquired, which totaled $6.8 million, primarily consist of customer relationships and software technology that are being amortized over a seven-year and a five-year life, respectively. The results of Forefield's operations were included in the accompanying consolidated financial statements from the date of acquisition. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results, financial position or cash flows of the Company.

Matrix Financial Solutions, Inc.

In January 2011, the Company acquired Matrix Financial Solutions, Inc. ("Matrix"). Matrix is a provider of mutual fund processing services for third party administrators, financial advisors, banks and wealth management professionals. Matrix's back-office, trust, custody, trading and mutual fund settlement services are integrated into Broadridge's solution suite; thereby strengthening our role as a provider of data processing and distribution channel solutions to the mutual fund industry. The purchase price was $197.6 million, net of cash acquired.

This acquisition resulted in $154.7 million of goodwill, after post-closing adjustments for deferred taxes. Goodwill primarily resulted from the Company's expectation of sales growth and cost synergies from the integration of Matrix's technology and product offerings with the Company's technology and operations to provide an expansion of products and market reach. Intangible assets acquired, which totaled $71.5 million, consist of customer relationships, software technology, trademarks and non-compete agreements, and are being amortized over a ten-year, seven-year, five-year and three-year life, respectively. The results of Matrix's operations were included in the accompanying consolidated financial statements from the date of acquisition. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results, financial position or cash flows of the Company.

During the fiscal year ended June 30, 2010, the Company acquired one business in the Securities Processing Solutions segment:

City Networks, Ltd

In June 2010, the Company acquired City Networks Ltd ("City Networks"), a leading software and services provider of reconciliation, multi-asset process automation and operational risk management solutions to the global financial services industry, for $37.7 million. This acquisition resulted in $20.9 million of goodwill. Intangible assets acquired, which totaled $10.6 million, consist primarily of customer relationships and acquired software technology, which are being amortized over a ten-year life and five-year life, respectively. The results of City Networks' operations were included in the accompanying consolidated financial statements from the date of acquisition. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results, financial position or cash flows of the Company.

The Company also completed acquisitions with individual aggregate purchase prices of less than $15.0 million during fiscal year 2010 which were not material to the Company's Consolidated Financial Statements.

NOTE 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1 Inputs that are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These instruments include money market funds.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In valuing assets and liabilities, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company calculates the fair value of its Level 1 and Level 2 instruments based on the exchange traded price of similar or identical instruments where available or based on other observable instruments. These calculations take into consideration the credit risk of both the Company and its counterparties. The Company has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the period.

The following table sets forth the Company's financial assets and liabilities at June 30, 2012 that are measured at fair value on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
		($ in millions)		
Assets				
Cash and cash equivalents:				
Money market funds	$160.9	$—	$—	$160.9
Other current assets:				
Available-for-sale equity securities	—	—	—	—
Other non-current assets:				
Available-for-sale equity securities	7.0	—	—	7.0
Total	$167.9	$—	$—	$167.9

The following table sets forth the Company's financial assets and liabilities at June 30, 2011 that are measured at fair value on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
		($ in millions)		
Assets				
Cash and cash equivalents:				
Money market funds	$150.4	$—	$—	$150.4
Other current assets:				
Available-for-sale equity securities	2.0	—	—	2.0
Other non-current assets:				
Available-for-sale equity securities	14.0	—	—	14.0
Total	$166.4	$—	$—	$166.4

A note receivable of $20.6 million from PWI was included as a financial asset measured at fair value on a recurring basis as of June 30, 2010; however, this financial asset was not being measured at fair value on a recurring basis. Therefore, this note receivable was subsequently removed from the table for June 30, 2011.

The following table sets forth an analysis of changes during fiscal years 2012 and 2011 in Level 3 financial assets of the Company:

	2012	2011
	($ in millions)	
Beginning balance,	$—	$ 20.6
Net realized/unrealized gains/(losses)	—	—
Purchases/(sales)	—	—
Transfers in/(out) of Level 3	—	(20.6)
Balance at June 30,	$—	$ —

The Company did not incur any Level 3 fair value asset impairments during fiscal years 2012 and 2011. This Level 2 asset, which was being measured on a non-recurring basis, was impaired as of June 30, 2012 (see Note 11, "Other non-current assets").

NOTE 8. DISCONTINUED OPERATIONS

In November 2009, the Company and its wholly owned subsidiary Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge") entered into an asset purchase agreement (the "Asset Purchase Agreement") with PWI and Penson Financial Services, Inc., a wholly owned subsidiary of PWI ("PFSI," referred to together with PWI as "Penson"), to sell substantially all contracts of the securities clearing clients of Ridge to PFSI.

On June 25, 2010, the Company completed the sale of the contracts of substantially all of the securities clearing clients of Ridge to PFSI for an aggregate purchase price of $35.2 million. The purchase price paid to Broadridge consisted of (i) a five-year subordinated note from PWI (the "Seller Note") in the principal amount of $20.6 million bearing interest at an annual rate equal to the London Inter-Bank Offer Rate ("LIBOR") plus 550 basis points, and (ii) 2,455,627 shares of PWI's common stock (representing 9.5% of PWI's outstanding common stock as of May 31, 2010), at the June 25, 2010 closing price of PWI's common stock of $5.95 per share (the "Seller Shares"). The Company discontinued its securities clearing services business but continued to provide operations outsourcing solutions aligned with the Securities Processing Solutions business.

Concurrent with entering into the Asset Purchase Agreement, the Company entered into the Outsourcing Services Agreement for an eleven-year term expiring in December 2022. Under the Outsourcing Services Agreement, Ridge provided securities processing and back-office support services to PFSI, including services for the clients acquired from Ridge and PWI's existing clients. In January 2012, the Company completed the conversion of PWI's U.S. and Canadian businesses and at the time projected annual revenues under the original terms of the Outsourcing Services Agreement were approximately $50.0 million. On October 11, 2011, Broadridge entered into an amendment agreement with PWI (the "Amendment Agreement") to expand the scope of outsourcing support services that Ridge provided to PWI under the Outsourcing Services Agreement. The expanded services were expected to result in additional annual revenues to Broadridge of $8.0 million over the remaining term of the Outsourcing Services Agreement. The Company expected to commence providing the expanded services to PWI at various dates, and expected these services to be completely transitioned by July 1, 2013. Under the Amendment Agreement, in October 2011, Broadridge provided PWI with $7.0 million in consideration of the additional services and other amendments contemplated by the Amendment Agreement, and to defray the costs of PWI associated with the conversion to the Broadridge platform. To the extent that the expanded services provided less than $8.0 million of annualized fees to Broadridge by July 1, 2013, PWI would have been obligated to pay Broadridge an amount equal to the shortfall of such fees below $7.0 million by August 1, 2013. In addition, on October 11, 2011, PWI and Broadridge entered into an Amended and Restated Seller Note which converted the quarterly interest payment terms under the original Seller Note to the payment of interest on the maturity date of the Seller Note effective July 1, 2011.

On March 13, 2012, Broadridge and Ridge entered into a restructuring support agreement (the "Restructuring Support Agreement") with Penson and certain holders of Penson's outstanding indebtedness, which provided for proposed transactions related to the restructuring of Penson's outstanding indebtedness (the "Restructuring"), including the Seller Note held by Broadridge. The consummation of the Restructuring was subject to the approval and acceptance of Penson's debt holders, among other parties, and other conditions.

The Restructuring Support Agreement provided that Penson would offer to exchange the Seller Note for newly issued shares of Penson common stock which would have represented, together with Broadridge's existing holdings in the Seller Shares, 9.9% of the outstanding common stock of Penson upon consummation of the Restructuring Support Agreement. See Note 11, "Other Non-current Assets," for a discussion on the Seller Note and the Seller Shares.

In addition, in connection with the Restructuring, Broadridge and Penson agreed to enter into an amendment to the Outsourcing Services Agreement, which otherwise remained in place, to clarify or modify, as applicable, certain terms of the Outsourcing Services Agreement. The terms of this amendment were subject to the consummation of the Restructuring and the execution of a definitive amendment to the Outsourcing Services Agreement, and the reasonable acceptance of the terms of such amendment by the holders of a majority in principal amount of Penson's outstanding indebtedness. On May 17, 2012, the Restructuring Support Agreement terminated automatically pursuant to its terms as PWI did not launch the proposed exchange offer as contemplated under the Restructuring Support Agreement.

On June 5, 2012, the Company entered into a ten-year master services agreement (the "Apex MSA") with Apex Clearing Corporation ("Apex Clearing") under which Broadridge will perform outsourcing services for Apex Clearing consistent with the securities processing and back-office support services it had previously performed for Penson. The Apex MSA was part of a series of related transactions involving Broadridge, Penson, PEAK6 Investments, L.P. ("PEAK6") and Apex Clearing Holdings LLC ("Apex Holdings"), an entity created by Penson and PEAK6 to provide clearing and related services to Penson's U.S. securities correspondents. As part of the series of related transactions, Broadridge transferred ownership of its broker-dealer subsidiary, Ridge, to Apex Holdings and Ridge was renamed Apex Clearing Corporation. Penson's U.S. broker-dealer subsidiary, PFSI, then sold its U.S. clearing contracts to Apex Clearing. These related transactions were all consummated on June 5, 2012.

The transfer of Ridge to Apex Holdings was made pursuant to a purchase and sale agreement entered into by Broadridge and its subsidiary, Broadridge Securities Processing Solutions, Inc., on May 31, 2012 (the "Purchase and Sale Agreement"). Under the Purchase and Sale Agreement, Broadridge transferred ownership of Ridge, excluding certain assets and liabilities relating to its ongoing outsourcing business, to Apex Holdings, for a purchase price approximately equal to the amount of regulatory net capital transferred with Ridge, an amount that was not material to Broadridge. As a result of consummation of the transfer, Ridge is a wholly owned subsidiary of Apex Holdings and has been renamed Apex Clearing Corporation.

Broadridge's fees under the Apex MSA are based on a percentage of Apex Clearing's revenues, and the Apex MSA provides for a termination fee to be paid to Broadridge in the event it is terminated by Apex Clearing for convenience during its term. In addition, Broadridge has agreed that in the event PFSI becomes incapable of performing transition outsourcing services for Apex Clearing under a transition services agreement between PFSI and Apex Clearing during a transition period not to exceed 24 months, Broadridge will perform those transition outsourcing services.

In addition, on June 5, 2012, Broadridge, Ridge (prior to its transfer to Apex Holdings) and Broadridge Financial Solutions (Canada), Inc. entered into a termination and mutual release agreement with Penson, PFSI and Penson Financial Services Canada, Inc. ("PFSC") (the "Termination Agreement"), thereby terminating certain schedules including the U.S. schedule (the "U.S. Schedule") to the Outsourcing Services Agreement.

The Termination Agreement: (i) terminates the schedules under the Outsourcing Services Agreement, including the U.S. Schedule, other than to the extent necessary to provide any transition services that may be required under the Apex MSA and for Broadridge to continue to service Penson's Canadian subsidiary, PFSC; and (ii) terminates, discharges and releases in full Penson's obligations, including all obligations to make principal and interest payments, under the Seller Note. The Termination Agreement also provides that Penson and Broadridge mutually release all claims arising under the Outsourcing Services Agreement, provided that Broadridge will retain claims of up to $20 million under the Outsourcing Services Agreement against PFSC while Penson will retain all of its rights under the Outsourcing Services Agreement to defend any such claims against PFSC.

On June 5, 2012, as a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement, Broadridge made the determination to impair the deferred client conversion and start-up costs associated with the Outsourcing Services Agreement (the "Deferred Costs"). The charge taken by the Company on the Deferred Costs was $47.2 million for the fiscal year ended June 30, 2012 (see Note 11, "Other Non-current Assets"), representing all deferred costs associated with the Outsourcing Services Agreement with Penson. In addition, as a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement on June 5, 2012, Broadridge's obligation to pay or credit to Penson fees in the amount of $15.1 million related to a third party vendor's services that were replaced by the Outsourcing Services Agreement was extinguished (see Note 12, "Accrued Expenses and Other Current Liabilities").

For a period of time in fiscal year 2011, the Company continued to generate cash flows and reported income statement activity in Loss from discontinued operations, net of taxes, associated with the securities clearing business. The activities that gave rise to these cash flows and income statement activities were transitional in nature.

The following summarized financial information related to the securities clearing services business has been segregated from continuing operations and reported as discontinued operations:

	Years ended June 30,		
	2012	2011	2010
	($ in millions)		
Revenues	$—	$ 2.9	$ 74.3
Earnings (loss) from discontinued operations, before net loss on disposal	$—	$—	$ —
Income tax benefit (expense)	—	—	—
Net earnings (loss) from discontinued operations, before loss on disposal	—	—	—
Loss on disposal of assets of discontinued operations, net of tax benefit for the fiscal years ended June 30, 2012, 2011 and 2010 of $1.0 and $1.3 and $20.2, respectively	(1.4)	(2.2)	(35.1)
Loss from discontinued operations, net of tax benefit	$(1.4)	$(2.2)	$(35.1)

NOTE 9. PROPERTY, PLANT AND EQUIPMENT, NET

Depreciation and amortization expense for Property, plant and equipment was $36.3 million, $36.1 million, and $32.3 million for the three fiscal years ended June 30, 2012, 2011 and 2010, respectively. Property, plant and equipment at cost and accumulated depreciation at June 30, 2012 and 2011 are as follows:

	June 30,	
	2012	2011
	($ in millions)	
Property, plant and equipment:		
Land and buildings	$ 4.5	$ 4.4
Equipment	255.1	242.9
Furniture, leaseholds and other	159.3	157.3
	418.9	404.6
Less: Accumulated depreciation	(339.9)	(321.5)
Property, plant and equipment, net	$ 79.0	$ 83.1

NOTE 10. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in Goodwill for the fiscal years ended June 30, 2012 and 2011 are as follows:

	Investor Communication Solutions	Securities Processing Solutions	Total
	($ in millions)		
Balance as of July 1, 2010	$303.1	$206.4	$509.5
Additions	213.6	—	213.6
Cumulative translation adjustments	0.1	12.4	12.5
Balance as of June 30, 2011	516.8	218.8	735.6
Additions	—	64.0	64.0
Other	(14.3)	—	(14.3)
Cumulative translation adjustments	(0.1)	(5.2)	(5.3)
Balance as of June 30, 2012	$502.4	$277.6	$780.0

During fiscal year 2010, the Company sold the contracts of substantially all of its securities clearing clients. As a result, goodwill of $29.3 million in the former Clearing and Outsourcing Solutions segment was reclassified to Assets of discontinued operations and subsequently written off in fiscal year 2010 as a result of the sale of this business (see Note 8, "Discontinued Operations").

Other includes a $9.3 million decrease to goodwill related to the disposition of the non-controlling interest of a subsidiary related to our January 2011 acquisition of Matrix.

During fiscal years 2012, 2011 and 2010, the Company performed the required impairment tests of Goodwill under ASC No. 350 and determined that there was no impairment other than as noted above.

Intangible assets at cost and accumulated amortization at June 30, 2012 and 2011 are as follows:

	June 30,					
	2012			2011		
	Original Cost	Accumulated Amortization	Intangible Assets, net	Original Cost	Accumulated Amortization	Intangible Assets, net
	($ in millions)					
Software and software licenses	$123.8	$(63.3)	$ 60.5	$120.8	$(59.3)	$ 61.5
Customer contracts and lists	102.3	(29.5)	72.8	94.7	(19.5)	75.2
Other intangibles	15.1	(5.1)	10.0	13.0	(2.5)	10.5
	$241.2	$(97.9)	$143.3	$228.5	$(81.3)	$147.2

In fiscal year 2012, accumulated amortization was reduced by $20.4 million of asset retirements related to fully depreciated intangibles.

Other intangibles consist primarily of purchased rights, covenants, patents, and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted-average remaining useful life of the intangible assets is 5.8 years (4.2 years for software and software licenses, 7.5 years for customer contracts and lists and 4.9 years for other intangibles). Amortization of intangibles totaled $37.0 million, $21.8 million, and $9.0 million for fiscal years 2012, 2011, and 2010, respectively. Estimated remaining amortization expenses of the Company's existing intangible assets for the next five fiscal years and thereafter are as follows:

Years Ending June 30,	($ in millions)
2013	$32.8
2014	25.6
2015	21.6
2016	18.8
2017	16.0
Thereafter	28.5

NOTE 11. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	June 30,	
	2012	2011
	($ in millions)	
Deferred client conversion and start-up costs	$115.9	$125.8
Deferred data center costs	52.2	5.7
Note receivable	—	20.6
Long-term investments	12.6	18.1
Long-term broker fees	11.4	13.6
Other	15.8	2.9
Total	$207.9	$186.7

Deferred Client Conversion and Start-up Costs

Included in Deferred client conversion and start-up costs during the fiscal year ended June 30, 2012 were $47.2 million of deferred client conversion and start-up costs associated with the Outsourcing Services Agreement with Penson (see Note 8, "Discontinued Operations"). In reviewing these assets for impairment, management considered: (1) the terms and conditions of the Outsourcing Services Agreement, (2) PWI's progress toward its stated financial improvement plan and the anticipated improvement to its overall financial condition, (3) the outlook for PWI's business, and (4) the payment status of the Company's trade account receivables with Penson. In addition, the Company used its best efforts to calculate the probability of the Company realizing potential weighted undiscounted cash flows related to the Outsourcing Services Agreement based on the occurrence of a number of various scenarios. On June 5, 2012, as a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement, Broadridge determined that a material charge for impairment would be taken on the deferred costs associated with the Outsourcing Services Agreement. The charge taken by the Company on the Deferred Costs was $47.2 million for the fiscal year ended June 30, 2012, representing all deferred costs associated with the Outsourcing Services Agreement with Penson.

Note Receivable

The Note receivable refers to the Seller Note in the principal amount of $20.6 million issued by PWI to Broadridge as part of the consideration in the sale of the Ridge clearing contracts to Penson (see Note 8, "Discontinued Operations"). On March 13, 2012, Broadridge and Ridge entered into a Restructuring Support Agreement with PWI and certain of its subsidiaries, which provided for proposed transactions related to the restructuring of Penson's outstanding indebtedness, including the Seller Note. As part of PWI's debt restructuring, Broadridge agreed to cancel this note receivable in exchange for additional shares of PWI's common stock, and the Company recorded a $21.4 million charge during the fiscal year ended June 30, 2012, which included $0.8 million of accrued interest on the Seller Note. On May 17, 2012, the Restructuring Support Agreement terminated automatically pursuant to its terms as PWI did not launch the proposed exchange offer as contemplated under the Restructuring Support Agreement.

Long-term Investments

Included in Long-term investments during the fiscal year ended June 30, 2012 was the Company's investment of 2,455,627 shares in the common stock of PWI (see Note 8, "Discontinued Operations"). In estimating other-than-temporary impairment losses, management's policy considers, but is not limited to, the following: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Based on the Company's review, factoring in the level of decline in the fair value of the PWI common stock, management determined that the market value of the PWI common stock may not equal or exceed the cost basis of the Company's investment within a reasonable period of time. After consideration of the severity and duration of this decline in fair value, as well as the reasons for the decline in value, the Company determined that there was an "other-than-temporary" impairment ("OTTI") related to the Company's investment in PWI common stock, for which the Company recorded a $12.5 million charge during the fiscal year ended June 30, 2012 and wrote down the cost basis of this investment to zero.

NOTE 12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	
	2012	2011
	($ in millions)	
Employee compensation and benefits	$139.6	$102.1
Accrued broker fees	38.6	40.6
Accrued income taxes	42.9	23.7
Accrued dividend payable	19.9	18.2
Other	19.6	45.7
Total	$260.6	$230.3

As a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement on June 5, 2012, Broadridge's obligation to pay or credit to Penson fees in the amount of $15.1 million related to a third party vendor's services that were replaced by the Outsourcing Services Agreement was extinguished. $9.7 million of this obligation was previously included in Accrued expenses and other current liabilities on the Consolidated Balance Sheet.

NOTE 13. BORROWINGS

Revolving Credit and Term Loan Facilities: On March 29, 2007, the Company entered into a $1,190.0 million senior unsecured credit facility, consisting of a $440.0 million five-year term loan, a $500.0 million five-year revolving credit facility and a $250.0 million one-year revolving credit facility. In May 2007, the Company refinanced the $250.0 million one-year revolving credit facility through an offering of $250.0 million of 6.125% Senior Notes discussed below. Borrowings under the five-year term loan facility bore interest at LIBOR plus 40 to 90 basis points based on debt ratings at the time of the borrowing. The five-year term loan facility was subject to interest at LIBOR plus 40 basis points as of June 30, 2011. Borrowings under the five-year revolving credit facility bore interest at LIBOR plus 27 to 75 basis points based on debt ratings and the utilization percentage of the facility at the time of the borrowing. At June 30, 2011, the Company had outstanding borrowings of $200.0 million on the five-year revolving credit facility and $200.0 million on the five-year term loan facility.

Fiscal 2012 Credit Facilities: On September 22, 2011, the Company entered into a $990.0 million senior unsecured credit facility, consisting of a $490.0 million five-year term loan facility (the "Fiscal 2012 Term Loan") and a $500.0 million five-year revolving credit facility (the "Fiscal 2012 Revolving Credit Facility") (collectively the "Fiscal 2012 Credit Facilities"). Borrowings under the Fiscal 2012 Term Loan and Fiscal 2012 Revolving Credit Facility bear interest at LIBOR plus 125 basis points. The Fiscal 2012 Revolving Credit facility also has an annual facility fee equal to 15 basis points, on the unused portion of the facility. The Company incurred $3.0 million in debt issuance costs to establish the Fiscal 2012 Credit Facilities, of which $0.1 million of these costs were expensed as incurred and $2.9 million of these costs have been capitalized in Other non-current assets in the Consolidated Balance Sheets and will be amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the terms of these facilities. At June 30, 2012, $0.4 million had been amortized related to the Fiscal 2012 Credit Facilities.

The Company used a portion of the Fiscal 2012 Term Loan proceeds to repay $200.0 million of outstanding borrowing under the previous five-year term loan and $200.0 million of outstanding borrowing under the previous five-year revolving credit facility. The previous five-year term loan facility and the previous five-year revolving credit facility both had expiration dates of March 2012 and were cancelled upon repayment in September 2011. The weighted-average interest rate on the previous five-year term loan facility was 0.65% and 0.77% for the fiscal years ended June 30, 2012 and 2011, respectively. The weighted-average interest rate on the previous five-year revolving credit facility was 0.51% and 0.57% for the fiscal years ended June 30, 2012 and 2011, respectively.

The Fiscal 2012 Term Loan contains a repayment schedule that requires the Company to make minimum principal repayments on the loan of $12.3 million, on a quarterly basis, commencing with the first payment due by March 31, 2013, and the final payment due by June 30, 2016, for a total repayment of $171.5 million before the balance of the loan becomes due in September 2016.

During the fiscal year ended June 30, 2012, the Company repaid $90.0 million of the $490.0 million of borrowings under the Fiscal 2012 Term Loan. Under the terms of the Fiscal 2012 Term Loan agreement, any prepayment of a term borrowing shall be applied to reduce the subsequent scheduled repayment, in direct order of maturity, with no prepayment penalty. At June 30, 2012, the Company had met the repayment requirements on the Fiscal 2012 Term Loan through September 30, 2014. Under the terms of the Fiscal 2012 Term Loan agreement, as a portion of the outstanding borrowing is paid down, the total borrowing capacity is reduced commensurately, leaving a borrowing capacity of $400.0 million at June 30, 2012. The weighted-average interest rate on the Fiscal 2012 Term Loan was 1.54% for the fiscal year ended June 30, 2012.

The Fiscal 2012 Credit Facilities are subject to covenants, including financial covenants consisting of a leverage ratio and an interest coverage ratio. At June 30, 2012, the Company is not aware of any instances of any non-compliance with the financial covenants of the Fiscal 2012 Credit Facilities. The carrying value of the Fiscal 2012 Term Loan approximates fair value.

Senior Notes: In May 2007, the Company completed an offering of $250.0 million in aggregate principal amount of senior notes (the "Senior Notes"). The Senior Notes will mature on June 1, 2017 and bear interest at a rate of 6.125% per annum. Interest on the Senior Notes is payable semi-annually in arrears on June 1 and December 1 of each year. The Senior Notes were issued at a price of 99.1% (effective yield to maturity of 6.251%). The indenture governing the Senior Notes contains certain covenants including covenants restricting the Company's ability to create or incur liens securing indebtedness for borrowed money and to enter into certain sale-leaseback transactions. At June 30, 2012, the Company is not aware of any instances of non-compliance with the financial covenants of the indenture governing the Senior Notes. The indenture also contains covenants regarding the purchase of the Senior Notes upon a change of control triggering event. The Senior Notes are senior unsecured obligations of the Company and rank equally with our other senior indebtedness. The Company may redeem the Senior Notes in whole or in part at any time before their maturity. The Company incurred $1.9 million in debt issuance costs to establish the Senior Notes. These costs have been capitalized and will be amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the ten-year term. At June 30, 2012, $0.8 million had been amortized related to the Senior Notes. The fair value of the fixed-rate Senior Notes at June 30, 2012 was $137.6 million based on quoted market prices.

Available Capacity: As of June 30, 2012, outstanding borrowings and available capacity under the Company's borrowing arrangements were as follows:

	Expiration Date	Total Capacity	Outstanding Borrowings	Unused Available Capacity
			($ in millions)	
Long-term debt				
Fiscal 2012 Term Loan	September 2016	$ 400.0	$400.0	$ —
Fiscal 2012 Revolving Credit Facility	September 2016	500.0	—	500.0
Senior Notes	June 2017	124.4	124.4	—
Total debt		$1,024.4	$524.4	$500.0

In addition, certain of the Company's foreign subsidiaries established unsecured, uncommitted lines of credit with banks. These lines of credit bear interest at LIBOR plus 250 basis points. As of June 30, 2012 and 2011, respectively, no amounts were outstanding under these lines of credit.

NOTE 14. STOCK-BASED COMPENSATION

Incentive Equity Awards. The Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (the "2007 Plan") provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock awards, stock bonuses and performance compensation awards to employees, non-employee directors, and other key individuals who perform services for the Company. The Company accounts for stock-based compensation in accordance with ASC No. 718 which requires the measurement of stock-based compensation expense to be recognized in Net earnings based on the fair value of the award on the date of grant. In accordance with the 2007 Plan, the Company's stock-based compensation consists of the following:

Stock Options: Stock options are granted to employees at exercise prices equal to the fair market value of the Company's common stock on the dates of grant. Stock options are generally issued under a graded vesting schedule, generally vest ratably over five years and have a term of 10 years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award.

Time-based Restricted Stock: The Company has a time-based restricted stock program under which shares of common stock have been issued to certain key employees. These shares are restricted as to transfer and in certain circumstances must be returned to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of time-based restricted stock over the period during which the transfer restrictions exist, which is up to five years from the date of grant. The value of the Company's time-based restricted stock, based on market prices, is recognized as compensation expense over the restriction period on a straight-line basis. There are no shares of time-based restricted stock outstanding at June 30, 2012.

Performance-based Restricted Stock: The Company has a performance-based restricted stock program under which shares of common stock will be issued to certain key employees upon the achievement, by the Company, of specific performance metrics. When it is probable that the performance metrics will be achieved, the Company records stock compensation expense for performance-based restricted stock on a straight-line basis over the performance period, plus a subsequent vesting period, which typically totals approximately two and one-half years from the date of grant. Certain performance-based equity awards granted to non-U.S. employees are to be settled in cash. The Company records a liability for these performance-based equity awards. The liability and the corresponding stock compensation expense are adjusted to reflect the Company's closing stock price as of the end of each reporting period. There are no shares of performance-based restricted stock outstanding at June 30, 2012.

Time-based Restricted Stock Units: The Company has a time-based restricted stock unit ("RSU") program under which RSUs representing the right to receive one share of the Company's common stock for each vested RSU are granted. Time-based RSUs typically vest two and one-half years from the date of grant. The Company records stock compensation expense for time-based RSUs on a straight-line basis over the vesting period.

Performance-based Restricted Stock Units: The Company has a performance-based RSU program under which RSUs representing the right to receive one share of the Company's common stock for each vested RSU are granted. RSUs vest upon the achievement, by the Company, of specific performance metrics. The Company records stock compensation expense for performance-based RSUs on a straight-line basis over the performance period, plus a subsequent vesting period, which typically totals approximately two and one-half years from the date of grant.

The activity related to the Company's incentive equity awards for the fiscal years ended June 30, 2012, 2011 and 2010 consisted of the following:

	Stock Options		Time-based RSUs		Performance-based RSUs	
	Number of Options	Weighted Average Exercise Price	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
Balances at July 1, 2009	18,659,152	$18.86	1,958,112	$16.35	533,400	$15.72
Granted	1,751,500	22.94	1,005,598	18.65	407,043	18.64
Exercised(a)	(2,905,972)	18.46	—	—	—	—
Vesting of RSUs(b)	—	—	(982,805)	17.88	(266,634)	18.34
Expired/forfeited	(135,468)	19.93	(96,735)	21.51	(2,950)	16.27
Balances at June 30, 2010	17,369,212	$19.33	1,884,170	$16.52	670,859	$16.45
Granted	284,150	22.53	1,044,004	21.59	359,253	21.64
Exercised(a)	(2,488,648)	19.22	—		—	—
Vesting of RSUs(b)	—	—	(901,654)	14.22	(321,388)	14.03
Expired/forfeited	(1,389,988)	24.05	(94,517)	19.40	—	—
Balances at June 30, 2011	13,774,726	$18.94	1,932,003	$20.19	708,724	$20.18
Granted	1,057,538	24.01	1,142,616	18.37	342,628	17.61
Exercised(a)	(2,151,613)	18.52	—	—	—	—
Vesting of RSUs(b)	—	—	(887,892)	18.68	(279,028)	18.68
Expired/forfeited	(299,163)	20.03	(161,158)	19.91	(69,129)	18.73
Balances at June 30, 2012(c)	12,381,488	$19.42	2,025,569	$19.61	703,195	$20.39

(a) Stock options exercised during the fiscal years ended June 30, 2012, 2011 and 2010 had intrinsic values of $9.7 million, $8.7 million and $10.1 million, respectively.

(b) Time-based restricted stock units that vested during the fiscal years ended June 30, 2012, 2011 and 2010 had a total fair value of $20.9 million, $20.6 million and $20.8 million, respectively. Performance-based restricted stock units that vested during the fiscal years ended June 30, 2012, 2011 and 2010 had a total fair value of $6.7 million, $7.4 million and $5.7 million, respectively.

(c) As of June 30, 2012, the Company's outstanding "in the money" stock options using the fiscal year-end share price of $21.27 (approximately 8.3 million shares) had an aggregate intrinsic value of $30.3 million. As of June 30, 2012, time-based restricted stock units and performance-based restricted stock units expected to vest using the fiscal year-end share price of $21.27 (approximately 2.0 million and 0.6 million shares, respectively) had an aggregate intrinsic value of $42.2 million and $12.1 million, respectively.

The tables below summarizes information regarding the Company's outstanding and exercisable stock options as of June 30, 2012:

	Outstanding Options		
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.01 to $14.00	760,756	4.13	$13.80
$14.01 to $16.00	1,318,713	2.87	$15.71
$16.01 to $18.00	2,090,179	3.19	$17.34
$18.01 to $20.00	3,488,451	3.94	$18.76
$20.01 to $22.00	2,051,082	6.79	$21.42
$22.01 to $24.00	1,318,420	6.84	$22.93
$24.01 to $26.00	1,353,887	9.05	$24.65
	12,381,488	5.05	$19.42

	Exercisable Options		
Range of Exercise Prices	Options Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.01 to $14.00	733,356	4.04	$13.80
$14.01 to $16.00	1,318,713	2.87	$15.71
$16.01 to $18.00	2,065,379	3.15	$17.34
$18.01 to $20.00	3,438,211	3.92	$18.76
$20.01 to $22.00	1,633,777	6.65	$21.35
$22.01 to $24.00	1,026,262	6.46	$22.95
$24.01 to $26.00	255,549	7.61	$25.67
	10,471,247	4.41	$18.73

Stock-based compensation expense of $28.3 million, $30.0 million, and $27.3 million was recognized in earnings from continuing operations in the Consolidated Statements of Earnings for the fiscal years ended June 30, 2012, 2011 and 2010, respectively, as well as related tax benefits of $10.4 million, $11.3 million, and $10.4 million, respectively.

As of June 30, 2012, the total remaining unrecognized compensation cost related to non-vested stock options and RSU awards amounted to $5.1 million and $25.9 million, respectively, which will be amortized over the weighted-average remaining requisite service periods of 3.2 years and 1.5 years, respectively.

The following table presents the assumptions used to determine the fair values of the stock option grants using the Binomial options pricing model during the fiscal years ended June 30, 2012, 2011 and 2010:

	Fiscal Year Ended June 30, 2012	Fiscal Year Ended June 30, 2011	Fiscal Year Ended June 30, 2010
Risk-free interest rate	1.4%	3.1%	2.9% - 3.2%
Dividend yield	2.6%	2.7%	2.5% - 2.6%
Weighted-average volatility factor	28.1%	31.4%	32.1% - 33.0%
Weighted-average expected life (in years)	6.6	7.1	6.1 - 6.9
Weighted-average fair value (in dollars)	$ 5.01	$ 6.07	$ 6.00

NOTE 15. EMPLOYEE BENEFIT PLANS

A. Defined Contribution Savings Plan. The Company approved a Broadridge sponsored 401(k) savings plan covering eligible full-time domestic employees of the Company. This plan provides a base contribution plus Company matching contributions on a portion of employee contributions. The costs recorded by the Company for this plan were $20.4 million, $18.8 million and $18.2 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

B. Defined Benefit Pension Plans. The Company sponsors a Supplemental Officer Retirement Plan (the "Broadridge SORP"). The Broadridge SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation. The amount charged to expense for the Broadridge SORP was $2.4 million, $1.6 million and $1.2 million during the fiscal years ended June 30, 2012, 2011 and 2010, respectively. The Broadridge SORP is currently unfunded, and the benefit obligation under this plan was $15.7 million, $11.1 million and $7.6 million at June 30, 2012, 2011 and 2010, respectively.

The Company also sponsors a Supplemental Executive Retirement Plan (the "Broadridge SERP"). The Broadridge SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key executives upon retirement based upon the executives' years of service and compensation. The amount charged to expense for the Broadridge SERP was $0.3 million, $0.2 million and $0.2 million during the fiscal years ended June 30, 2012, 2011 and 2010, respectively. The Broadridge SERP is currently unfunded, and the benefit obligation under this plan was $1.3 million, $0.6 million and $0.3 million at June 30, 2012, 2011 and 2010, respectively.

C. Other Post-retirement Benefit Plan. The Company sponsors an Executive Retiree Health Insurance Plan. It is a post-retirement benefit plan pursuant to which the Company helps defray the health care costs of certain eligible key executive retirees and qualifying dependents, based upon the retirees' age and years of service, until they reach the age of 65. The amount charged to expense under this plan was $0.3 million, $0.4 million and $0.4 million during the fiscal years ended June 30, 2012, 2011 and 2010, respectively. The plan is currently unfunded, and the benefit obligation under this plan was $2.8 million, $3.1 million and $3.0 million at June 30, 2012, 2011 and 2010, respectively.

NOTE 16. INCOME TAXES

Earnings from continuing operations before income taxes shown below are based on the geographic location to which such earnings are attributable.

	Years Ended June 30,		
	2012	2011	2010
		($ in millions)	
Earnings from continuing operations before income taxes:			
U.S.	$125.5	$196.2	$247.9
Foreign	75.4	73.5	94.2
	$200.9	$269.7	$342.1

The Provision for income taxes consists of the following components:

	Years Ended June 30, 2012	2011	2010
	($ in millions)		
Current:			
U.S. Domestic	$53.3	$56.3	$ 76.5
Foreign	22.0	22.9	28.1
State	9.0	5.9	9.0
Total current	84.3	85.1	113.6
Deferred:			
U.S. Domestic	(5.2)	20.0	0.6
Foreign	(1.1)	(1.5)	0.9
State	(2.1)	(5.7)	1.9
Total deferred	(8.4)	12.8	3.4
Total provision for income taxes	$75.9	$97.9	$117.0

	Years Ended June 30, 2012	%	2011	%	2010	%
	($ in millions)					
Provision for income taxes at U.S. statutory rate	$70.3	35.0	$94.4	35.0	$119.7	35.0
Increase in Provision for income taxes from:						
State taxes, net of federal tax	4.8	2.4	3.6	1.3	8.6	1.6
Foreign taxes	(5.7)	(2.8)	(1.4)	(0.5)	(4.6)	(1.4)
Valuation allowances	3.2	1.6	(4.5)	(1.7)	(9.5)	(2.8)
Advance pricing agreement adjustment	—	—	4.9	1.9	—	—
Other	3.3	1.6	0.9	0.3	2.8	1.8
	$75.9	37.8	$97.9	36.3	$117.0	34.2

The Company's effective tax rate for the fiscal year ended June 30, 2012 was 37.8% compared to 36.3% for the fiscal year ended June 30, 2011. The increase in the effective tax rate was primarily due to a $7.4 million one-time tax expense attributable to a valuation allowance on capital tax losses related to the PWI common stock and a write-off of certain state net operating loss carryforwards in fiscal year ended June 30, 2012.

As of June 30, 2012, the Company had approximately $280.3 million of earnings attributable to foreign subsidiaries. The Company considers such earnings as permanently reinvested outside the U.S. and, therefore, provides no additional taxes that could occur upon repatriation. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at June 30, 2012 and 2011 were as follows:

	June 30, 2012	June 30, 2011
	($ in millions)	
Classification:		
Current deferred tax assets (included in Other current assets)	$ 19.8	$ 16.0
Long-term deferred tax assets (included in Other non-current assets)	0.3	—
Current deferred tax liabilities (included in Accrued expenses and other current liabilities)	(0.5)	—
Long-term deferred tax liabilities	(63.2)	(71.3)
Net deferred tax liabilities	$(43.6)	$(55.3)
Components:		
Deferred tax assets:		
Accrued expenses not currently deductible	$ 3.4	$ 4.9
Depreciation	25.1	15.8
Compensation and benefits not currently deductible	49.6	43.2
Net operating and capital losses	33.5	36.3
Tax credits	1.9	1.2
Other	9.4	7.2
	122.9	108.6
Less: Valuation allowances	(14.7)	(12.1)
Deferred tax assets, net	108.2	96.5
Deferred tax liabilities:		
Goodwill and identifiable intangibles	126.4	123.9
Net deferred expenses	21.6	23.9
Other	3.8	4.0
Deferred tax liabilities	151.8	151.8
Net deferred tax liabilities	$(43.6)	$(55.3)

The Company has estimated foreign net operating loss carryforwards of approximately $21.7 million as of June 30, 2012 of which $0.6 million expires in 2017 through 2027 and $21.1 million which has an indefinite utilization period. In addition, the Company has estimated U.S. federal net operating loss carryforwards of approximately $63.6 million which expire in 2018 through 2032.

The Company has recorded valuation allowances of $14.7 million and $12.1 million at June 30, 2012 and 2011, respectively, because the Company does not believe that it is more likely than not that it will be able to utilize the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings.

For fiscal years 2012 and 2011, the Company's total amounts of unrecognized tax benefits were $62.6 million and $47.0 million, respectively. The change relates to tax positions taken for the current and prior tax year. The amount of the unrecognized tax benefits at June 30, 2012 that, if recognized, would affect the Company's effective tax rate is approximately $22.7 million.

In the next twelve months, the Company expects to decrease its reserve for unrecognized tax benefits by approximately $7.0 million as a result of a transfer pricing settlement for the years 2007 through 2010 and certain state settlements.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	Fiscal Year Ended June 30,		
	2012	2011	2010
	($ in millions)		
Beginning balance	$47.0	$16.7	$11.5
Gross increase related to prior period tax positions	9.2	31.4	5.2
Gross increase related to current period tax positions	6.4	2.6	—
Gross decrease related to prior period tax positions – Statute expiration	—	(3.7)	—
Balance at June 30,	$62.6	$47.0	$16.7

The Company's policy with respect to interest and penalties associated with uncertain tax positions is not to include them in income tax expense but include penalties as a component of other accrued expenses and interest in interest expense. During the fiscal years ended June 30, 2012, 2011 and 2010, the Company recognized approximately $1.0 million, $0.8 million and $0.8 million, respectively, in interest and penalties.

The Company is continuously subject to U.S. Federal, state and foreign income tax exams for the periods beginning March 31, 2007 through June 30, 2012.

NOTE 17. CONTRACTUAL COMMITMENTS, CONTINGENCIES, AND OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company is subject to various claims and litigation. While the outcome of any claim or litigation is inherently unpredictable, and with the exception of the matter described in the following paragraph, the Company believes that the ultimate resolution of these matters will not, individually or in the aggregate, result in a material impact on its financial condition, results of operations or cash flows.

On January 28, 2010, the Company filed a declaratory action in the U.S. District Court for the District of Delaware (the "Delaware District Court") against Inveshare, Inc. (the "Defendant") seeking a declaration by the court that Broadridge does not infringe two U.S. patents owned by the Defendant that included claims related to the delivery and distribution of an electronic solicitation. The Company's complaint also alleged that the Defendant's patents are invalid and/or are unenforceable due to inequitable conduct. On March 22, 2010, the Defendant answered the Company's complaint and filed a counterclaim against the Company alleging that Broadridge uses a process that infringes one of the patents in the action. In its counterclaim, Defendant is seeking injunctive relief and unspecified damages. This lawsuit is in an early procedural stage, with the Delaware District Court recently issuing its claim construction ruling on April 11, 2012; however, due to the limited scope of this matter, the Company believes that the outcome of this litigation would not result in a material adverse impact on its consolidated financial condition, results of operations, or cash flows.

The Company entered into a data center outsourcing services agreement with Automatic Data Processing, Inc. ("ADP") before its spin-off from ADP in March 2007 under which ADP provided the Company with data center services consistent with the services provided to the Company immediately before the spin-off, provided that the operation of the data center is the sole responsibility of ADP. Among the principal services provided by the data center are information technology services and service delivery network services. The agreement with ADP provided for increasing volumes and the addition of new services over the term. Under the agreement, ADP was responsible for hosting the mainframe, midrange, open systems, and networks. Additionally, systems engineering, network engineering, hardware engineering, network operations, data center operations, application change management, and data center disaster recovery services were managed by ADP. The March 2007 agreement expired on June 30, 2012. The Company entered into a short-term extension of the agreement which expires on August 31, 2012. The Company expects to incur $6.3 million in costs in connection with the services to be provided during this term extension. For the fiscal years ended June 30, 2012, 2011 and 2010, the Company recorded expenses of $111.4 million, $110.4 million and $104.8 million, respectively, in the Consolidated Statements of Earnings related to the March 2007 agreement.

In March 2010, the Company and International Business Machines Corporation ("IBM") entered into an Information Technology Services Agreement (the "IT Services Agreement"), under which IBM is providing certain aspects of the Company's information technology infrastructure that are currently provided under a data center outsourcing services agreement with ADP. Under the IT Services Agreement, IBM provides a broad range of technology services to the Company including supporting its mainframe, midrange, server, network and data center operations, as well as providing disaster recovery services. The Company has the option of incorporating additional services into the agreement over time. The migration of the data center processing from ADP to IBM was substantially completed in June 2012, and is expected to be complete by August 31, 2012. The IT Services Agreement expires on June 30, 2022. The Company has the right to renew the initial term of the IT Services Agreement for up to one additional 12-month term. Commitments remaining under this agreement are $552.6 million through fiscal year 2022, the final year of the contract. For the fiscal years ended June 30, 2012 and 2011, the Company recorded expenses of $24.6 million and $6.3 million, respectively, in the Consolidated Statements of Earnings related to this agreement. The Company capitalized $47.0 million and $5.7 million of costs related to the build out of the IBM data center in Other non-current assets in fiscal years 2012 and 2011, respectively.

The Company has obligations under various facilities and equipment leases, software license agreements and data center outsourcing services agreements. Total expense under the above agreements was approximately $203.4 million, $181.3 million and $162.1 million in fiscal years 2012, 2011, and 2010, respectively, with minimum commitments under these obligations at June 30, 2012 as follows:

Years Ending June 30,	($ in millions)
2013	$109.8
2014	88.1
2015	78.7
2016	76.0
2017	72.6
Thereafter	273.6
	$698.8

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2012, the Company had purchase commitments of approximately $2.9 million comprised primarily of maintenance contracts, the majority of which relate to fiscal year 2013.

As of June 30, 2012, the Company had an outstanding letter of credit for $0.7 million. This letter of credit was issued in May 2007 to guarantee certain claim payments to a third-party insurance company in the event the Company does not pay its portion of the claims. No amounts were drawn on this letter of credit.

In addition, the Company has obligations under various facilities and equipment leases and software license agreements.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations, and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company may use derivative financial instruments as risk management tools and not for trading purposes. The Company was not a party to any derivative financial instruments as of

June 30, 2012 and June 30, 2011, respectively. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's products and services. The Company does not expect any material losses related to such representations and warranties, or collateral arrangements.

Our operations outsourcing and mutual fund processing services are performed by registered broker-dealers. As registered broker-dealers and members of FINRA, they are subject to regulations concerning many aspects of their business, including trade practices, capital requirements, record retention, money laundering prevention, the protection of customer funds and customer securities, and the supervision of the conduct of directors, officers and employees. A failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders, or the suspension or revocation of SEC or FINRA authorization granted to allow the operation of their businesses or disqualification of their directors, officers or employees. In addition, as registered broker-dealers, they are required to participate in the Securities Investor Protection Corporation ("SIPC") for the benefit of customers. In addition, MG Trust Company, LLC ("MG Trust"), a subsidiary of Matrix, is a Colorado State non-depository trust company whose primary business is to provide cash agent, custodial and directed or non-discretionary trust services to institutional customers. MG Trust operates pursuant to the rules and regulations of the Colorado Division of Banking.

NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is a measure of income that includes both Net earnings and Other comprehensive income (loss). Other comprehensive income (loss) results from items deferred on the Consolidated Balance Sheets in Stockholders' equity. Other comprehensive income (loss) was $(12.6) million, $17.5 million and $(8.3) million in fiscal years 2012, 2011 and 2010, respectively. The accumulated balances for each component of Other comprehensive income (loss) are as follows:

	June 30,		
	2012	2011	2010
	($ in millions)		
Currency translation adjustments	$ 9.1	$22.9	$ 2.2
Unrealized (gain) loss on available-for-sale securities	0.2	(2.1)	—
Pension and post-retirement liability adjustment, net of taxes of $2.3, $3.1 and $2.4 at June 30, 2012, 2011 and 2010, respectively	(5.8)	(4.7)	(3.6)
Accumulated other comprehensive income (loss)	$ 3.5	$16.1	$(1.4)

NOTE 19. FINANCIAL DATA BY SEGMENT

The Company classifies its operations into the following two reportable segments: (1) Investor Communication Solutions and (2) Securities Processing Solutions. See Note 1, "Basis of Presentation" for a further discussion of the Company's reportable segments. The primary components of "Other" are the elimination of intersegment revenues and profits as well as certain unallocated expenses. Foreign exchange is a reconciling item between the actual foreign exchange rates and fiscal year 2012 budgeted foreign exchange rates. The prior fiscal years' reportable segment Revenues and Earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal year 2012 budgeted foreign exchange rates, this adjustment represents a reconciling difference to Revenues and Earnings from continuing operations before income taxes.

Certain corporate expenses, as well as certain centrally managed expenses, are allocated based upon budgeted amounts in a reasonable manner. Because the Company compensates the management of its various businesses on, among other factors, segment profit, the Company may elect to record certain segment related expense items of an unusual or non-recurring nature in "Other" rather than reflect such items in segment profit.

For the year ended June 30, 2010, Assets included in Other includes the securities clearing activities formerly reported in the Clearing and Outsourcing Solutions segment that are now reported as assets of discontinued operations.

	Investor Communication Solutions	Securities Processing Solutions	Other	Foreign Exchange	Total
		($ in millions)			
Year ended June 30, 2012					
Revenues	$1,634.0	$655.5	$ 0.5	$13.5	$2,303.5
Earnings (loss) from continuing operations before income taxes	242.8	91.1	(146.8)	13.8	200.9
Assets	1,018.3	718.8	250.5	—	1,987.6
Capital expenditures	19.9	9.2	4.7	—	33.8
Depreciation and amortization	22.8	22.2	6.0	—	51.0
Amortization of acquired intangibles	16.3	5.9	—	—	22.2
Amortization of other assets	3.1	15.7	—	—	18.8
Year ended June 30, 2011					
Revenues	$1,559.4	$593.6	$ 0.2	$13.7	$2,166.9
Earnings (loss) from continuing operations before income taxes	213.4	87.4	(41.3)	10.2	269.7
Assets	1,099.6	574.1	230.3	—	1,904.0
Capital expenditures	18.6	8.5	2.1	—	29.2
Depreciation and amortization	22.8	13.8	6.5	—	43.1
Amortization of acquired intangibles	10.9	3.4	—	—	14.3
Amortization of other assets	2.6	12.3	—	—	14.9
Year ended June 30, 2010					
Revenues	$1,669.6	$535.9	$ 2.4	$ 1.3	$2,209.2
Earnings (loss) from continuing operations before income taxes	272.8	99.3	(34.1)	4.1	342.1
Assets	735.5	650.5	408.4	—	1,794.4
Capital expenditures	26.8	12.1	3.8	—	42.7
Depreciation and amortization	20.6	10.0	6.2	—	36.8
Amortization of acquired intangibles	2.6	1.9	—	—	4.5
Amortization of other assets	2.3	13.4	—	—	15.7

Revenues and assets by geographic area are as follows (assets for the U.S. for the fiscal year ended June 30, 2011 includes the securities clearing activities formerly reported in the Clearing and Outsourcing Solutions segment that were reported as assets of discontinued operations):

	United States	Canada	United Kingdom	Other	Total
			($ in millions)		
Year ended June 30, 2012					
Revenues	$1,997.8	$243.8	$ 24.3	$37.6	$2,303.5
Assets	$1,700.0	$108.8	$114.0	$64.8	$1,987.6
Year ended June 30, 2011					
Revenues	$1,857.8	$251.5	$ 22.3	$35.3	$2,166.9
Assets	$1,639.7	$ 85.9	$115.4	$63.0	$1,904.0
Year ended June 30, 2010					
Revenues	$1,929.6	$241.9	$ 13.9	$23.8	$2,209.2
Assets	$1,560.1	$ 67.0	$121.3	$46.0	$1,794.4

NOTE 20. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of operations for the fiscal years ended June 30, 2012 and 2011 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	($ in millions, except per share amounts)			
Year ended June 30, 2012				
Revenues	$476.4	$479.8	$547.0	$800.3
Gross profit	93.6	97.2	126.2	271.4
Earnings from continuing operations before income taxes	26.2	10.6	28.8	135.3
Net earnings	16.7	6.8	16.7	83.4
Basic EPS from continuing operations	0.14	0.05	0.15	0.67
Basic EPS	0.14	0.05	0.14	0.67
Diluted EPS from continuing operations	0.13	0.05	0.14	0.65
Diluted EPS	0.13	0.05	0.13	0.65
Year ended June 30, 2011				
Revenues	$421.4	$442.3	$527.1	$776.1
Gross profit	84.8	85.7	120.5	258.8
Earnings from continuing operations before income taxes	20.9	16.5	51.1	181.2
Net earnings	13.3	10.4	29.7	116.2
Basic EPS from continuing operations	0.11	0.08	0.26	0.93
Basic EPS	0.11	0.08	0.24	0.94
Diluted EPS from continuing operations	0.10	0.08	0.25	0.91
Diluted EPS	0.10	0.08	0.23	0.92

* * * * * * *

Broadridge Financial Solutions, Inc.

Schedule II—Valuation and Qualifying Accounts
($ in thousands)

Column A	Column B Balance at beginning of period	Column C Additions charged to costs and expenses	Column D Deductions	Column E Balance at end of period
Fiscal year ended June 30, 2012:				
Allowance for doubtful accounts:				
Accounts receivable, net	$ 2,010	$5,076	$ (547)	$ 6,539
Securities clearing receivables	$ —	$ —	$ —	$ —
Deferred tax valuation allowance	$12,100	$2,600	$ —	$14,700
Fiscal year ended June 30, 2011:				
Allowance for doubtful accounts:				
Accounts receivable, net	$ 2,008	$2,216	$(2,214)	$ 2,010
Securities clearing receivables	$ —	$ —	$ —	$ —
Deferred tax valuation allowance	$15,900	$ —	$(3,800)	$12,100
Fiscal year ended June 30, 2010:				
Allowance for doubtful accounts:				
Accounts receivable, net	$ 2,251	$3,016	$(3,259)	$ 2,008
Securities clearing receivables	$ 2,000	$ —	$(2,000)	$ —
Deferred tax valuation allowance	$25,700	$ —	$(9,800)	$15,900

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Management Report

Attached as Exhibits 31.1 and 31.2 to this Form 10-K are certifications of Broadridge's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Exchange Act, as amended. This "Controls and Procedures" section should be read in conjunction with the Deloitte & Touche LLP audit and attestation of the Company's internal control over financial reporting that appears in Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K and is hereby incorporated herein by reference.

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer as of June 30, 2012, evaluated the effectiveness of our disclosure controls as defined in Rule 13a-15(e) under the Exchange Act. The Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2012 were effective to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of Broadridge's management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance to Broadridge's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

Broadridge's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Broadridge; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Broadridge are being made only in accordance with authorizations of management and directors of Broadridge; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of Broadridge's assets that could have a material effect on the financial statements of Broadridge.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of Broadridge's internal control over financial reporting as of June 30, 2012 based upon criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that Broadridge's internal control over financial reporting was effective as of June 30, 2012.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited the effectiveness of the Company's internal over financial reporting and has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which attestation report appears in Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

/S/ RICHARD J. DALY

Richard J. Daly
Chief Executive Officer

/S/ DAN SHELDON

Dan Sheldon
Vice President, Chief Financial Officer

Lake Success, New York
August 9, 2012

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information.

None.

PART III.

ITEM 10. Directors. Executive Officers and Corporate Governance.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 11. Executive Compensation.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 14. Principal Accountant Fees and Services.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

PART IV.

ITEM 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements.

   The Consolidated Financial Statements are listed under Item 8 of this Annual Report on Form 10-K. See Index to Financial Statements and Financial Statement Schedule.

2. Financial Statement Schedule.

   Schedule II—Valuation and Qualifying Accounts is listed under Item 8 of this Annual Report on Form 10-K. See Index to Financial Statements and Financial Statement Schedule.

3. Exhibits.

   The Exhibits filed as part of this Annual Report on Form 10-K are listed on the Exhibit Index, which Exhibit Index is incorporated in this Annual Report on Form 10-K by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2012

BROADRIDGE FINANCIAL SOLUTIONS, INC.

By: /s/ RICHARD J. DALY

Name: **Richard J. Daly**
Title: **Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD J. DALY **Richard J. Daly**	Chief Executive Officer and Director (Principal Executive Officer)	August 9, 2012
/s/ DAN SHELDON **Dan Sheldon**	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	August 9, 2012
/s/ LESLIE A. BRUN **Leslie A. Brun**	Chairman of the Board	August 9, 2012
/s/ ROBERT N. DUELKS **Robert N. Duelks**	Director	August 9, 2012
/s/ RICHARD J. HAVILAND **Richard J. Haviland**	Director	August 9, 2012
/s/ SANDRA S. JAFFEE **Sandra S. Jaffee**	Director	August 9, 2012
/s/ ALEXANDRA LEBENTHAL **Alexandra Lebenthal**	Director	August 9, 2012
/s/ STUART R. LEVINE **Stuart R. Levine**	Director	August 9, 2012
/s/ THOMAS J. PERNA **Thomas J. Perna**	Director	August 9, 2012
/s/ ALAN J. WEBER **Alan J. Weber**	Director	August 9, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibit(1)
2.1	Asset Purchase Agreement, dated as of November 2, 2009, by and among Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Penson Worldwide, Inc., and Penson Financial Services, Inc. (incorporated by reference to Exhibit 2.1 to Form 10-Q filed on February 4, 2010).(2)(3)
2.2	Stock Purchase Agreement, dated as of November 23, 2010, by and among the sellers named therein, Broadridge Investor Communication Solutions, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K/A filed on May 19, 2011).(2)(3)
2.3	Escrow Agreement, dated as of January 7, 2011, by and among Capital One, N.A., Broadridge Investor Communication Solutions, Inc., the sellers named therein and Bluff Point Associates Corp. (incorporated by reference to Exhibit 2.2 to Form 8-K/A filed on May 19, 2011).(3)
3.1	Certificate of Incorporation of Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed on April 2, 2007).
3.2	Amended and Restated By-laws of Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K filed on June 7, 2007).
4.1	Indenture, dated as of May 29, 2007, by and between Broadridge Financial Solutions, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 30, 2007).
4.2	First Supplemental Indenture, dated as of May 29, 2007, by and between Broadridge Financial Solutions, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Form 8-K filed on May 30, 2007).
4.3	Form of 6.125% Senior Note due 2017 dated May 29, 2007 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on May 30, 2007).
10.1	Separation and Distribution Agreement, dated as of March 20, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on March 21, 2007).
10.2	Tax Allocation Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 2, 2007).
10.3	Transition Services Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 2, 2007).
10.4	Data Center Outsourcing Services Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 2, 2007).
10.5	Intellectual Property Transfer Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.4 to Form 8-K filed on April 2, 2007).
10.6	Employee Matters Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.5 to Form 8-K filed on April 2, 2007).
10.7	Broadridge Financial Solutions, Inc. Change in Control Severance Plan for Corporate Officers (incorporated by reference to Exhibit 10.6 to Form 8-K filed on April 2, 2007).

Exhibit Number	Description of Exhibit(1)
10.8	Amendment No. 1 to the Broadridge Financial Solutions, Inc. Change in Control Severance Plan for Corporate Officers (incorporated by reference to Exhibit 10.26 to Form 10-K/A filed on October 27, 2010).
10.9	Amended and Restated Supplemental Officers Retirement Plan (incorporated by reference to Exhibit 10.27 to Form 10-K/A filed on October 27, 2010).
10.10	Change in Control Enhancement Agreement for Richard J. Daly (incorporated by reference to Exhibit 10.8 to Form 8-K filed on April 2, 2007).
10.11	Amendment No. 1 to Change in Control Enhancement Agreement for Richard J. Daly (incorporated by reference to Exhibit 10.28 to Form 10-K/A filed on October 27, 2010).
10.12	Change in Control Enhancement Agreement for John Hogan (incorporated by reference to Exhibit 10.9 to Form 8-K filed on April 2, 2007).
10.13	Amendment No. 1 to Change in Control Enhancement Agreement for John Hogan (incorporated by reference to Exhibit 10.29 to Form 10-K/A filed on October 27, 2010).
10.14	Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (Amended and Restated effective August 4, 2008) (incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 14, 2008).
10.15	Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (Amended and Restated effective August 4, 2008, as amended effective August 4, 2009) (incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 20, 2009).
10.16	Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (Amended and Restated effective August 4, 2008, as amended effective August 4, 2009 and August 3, 2010) (incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 19, 2010).
10.17	Five-Year Credit Agreement, dated as of March 29, 2007, by and among Broadridge Financial Solutions, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Europe Limited, as London Agent, Citibank, N.A., as Syndication Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.12 to Form 8-K filed on April 2, 2007).
10.18	Interim Credit Agreement, dated as of March 29, 2007, by and among Broadridge Financial Solutions, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.13 to Form 8-K filed on April 2, 2007).
10.19	Underwriting Agreement, dated as of May 23, 2007, by and among Broadridge Financial Solutions, Inc. and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters party thereto (incorporated by reference to Exhibit 1.1 to Form 8-K filed on May 30, 2007).
10.20	Revolving Credit Agreement, dated as of August 5, 2009, by and among Ridge & Outsourcing Solutions, Inc., Broadridge Financial Solutions, Inc., as guarantor, and U.S. Bank National Association (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 6, 2009).
10.21	Collateral Pledge Agreement, dated as of August 5, 2009, by and between Ridge & Outsourcing Solutions, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 10.2 to Form 8-K filed on August 6, 2009).
10.22	Master Services Agreement, dated as of November 2, 2009, by and between Broadridge Financial Solutions, Inc. and Penson Worldwide, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q/A filed on June 10, 2010).(3)

Exhibit Number	Description of Exhibit(1)
10.23	Offer Letter by and between Broadridge Financial Solutions, Inc. and Timothy Gokey, dated as of March 15, 2010, (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 10, 2010).
10.24	Amendment No. 1, dated as of September 13, 2010, to the Offer Letter by and between Broadridge Financial Solutions, Inc. and Timothy Gokey, dated as of March 15, 2010 (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on November 4, 2010).
10.25	Information Technology Services Agreement, dated as of March 31, 2010, by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on May 10, 2010).(3)
10.26	Amendment Agreement, dated as of June 25, 2010, by and among SAI Holdings, Inc., Penson Financial Services, Inc., Penson Worldwide, Inc., Penson Financial Services Ltd., Penson Financial Services Canada Inc., Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Broadridge Financial Solutions (Canada) Inc., and Ridge Clearing & Outsourcing Solutions Limited (incorporated by reference to Exhibit 10.22 to Form 10-K filed on August 12, 2010).(3)
10.27	Amendment, Assignment and Assumption Agreement, dated as of June 25, 2010, by and among SAI Holdings, Inc., Penson Financial Services, Inc., Penson Worldwide, Inc., Penson Financial Services Ltd., Penson Financial Services Canada Inc., Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Broadridge Financial Solutions (Canada) Inc., and Ridge Clearing & Outsourcing Solutions Limited (incorporated by reference to Exhibit 10.23 to Form 10-K filed on August 12, 2010).(2)(3)
10.28	Amendment No. 1 to the Information Technology Services Agreement, dated as of June 25, 2010, by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.24 to Form 10-K filed on August 12, 2010).(3)
10.29	2009 Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.30 to Form 10-K/A filed on October 27, 2010).
10.30	Broadridge Financial Solutions, Inc. Director Deferred Compensation Program (Amended and Restated Effective November 17, 2010) (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on February 8, 2011).
10.31	Broadridge Financial Solutions, Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.31 to Form 10-K/A filed on October 27, 2010).
10.32	Broadridge Financial Solutions, Inc. Executive Deferred Compensation Plan (Amended and Restated effective June 15, 2011).
10.33	Amendment No. 3 to the Information Technology Services Agreement, dated as of April 15, 2011, by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc.
10.34	Amendment No. 5 to the Information Technology Services Agreement, dated as of June 11, 2011, by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc.(3)
10.35	Amendment to Broadridge Financial Solutions, Inc., 2007 Omnibus Award Plan effective August 2, 2011 (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on November 3, 2011).
10.36	Amendment Agreement among SAI Holdings, Inc., Penson Financial Services, Inc., Penson Worldwide, Inc., Penson Financial Services Canada Inc., Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Broadridge Solutions (Canada) Inc., and Ridge Clearing & Outsourcing Solutions Limited (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on November 3, 2011).

Exhibit Number	Description of Exhibit(1)
10.37	Amended and Restated Seller Note, effective as of July 1, 2011, issued by Penson Worldwide, Inc. to Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.3 to Form 10-Q filed November 3, 2011).
10.38	Amendment No. 7 to the Information Technology Services Agreement dated October 10, 2011 by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q filed February 7, 2012). (3)
10.39	Purchase and Sale Agreement dated as of May 31, 2012 by and among Broadridge Financial Solutions, Inc., Broadridge Securities Processing Solutions, Inc. and Apex Clearing Holdings LLC.(2)
10.40	Termination and Mutual Release Agreement entered into on June 5, 2012 by and among Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Broadridge Financial Solutions (Canada), Inc., Penson Worldwide, Inc., Penson Financial Services, Inc., and Penson Financial Services Canada, Inc.
10.41	Master Services Agreement entered into on June 5, 2012 between Broadridge Financial Solutions, Inc. and Apex Clearing Corporation.(3)
12.1	Computation of Ratio of Earnings to Fixed Charges.
14.1	Code of Ethics for the Company's Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 99.1 to Form 8-K filed on August 2, 2007).
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer of Broadridge Financial Solutions, Inc., pursuant to Rule 13a-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer of Broadridge Financial Solutions, Inc., pursuant to Rule 13a-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following financial statements from the Broadridge Financial Solutions, Inc. Annual Report on Form 10-K for the fiscal years ended June 30, 2011, 2010 and 2009, formatted in eXtensible Business Reporting Language (XBRL): (i) consolidated statements of earnings for the fiscal years ended June 30, 2011, 2010 and 2009, (ii) consolidated balance sheets as of June 30, 2011 and 2010, (iii) consolidated statements of cash flows for the fiscal years ended June 30, 2011, 2010 and 2009, (iv) consolidated statements of stockholders' equity for the fiscal years ended June 30, 2011, 2010 and 2009 and (v) the notes to the consolidated financial statements.

(1) The SEC File No. for the Company's Form 8-K Reports referenced is 001-33220.

(2) Schedules to the Asset Purchase Agreement filed as Exhibit 2.1, as amended by the Amendment, Assignment and Assumption Agreement filed as Exhibit 10.23, and the Stock Purchase Agreement filed as Exhibit 2.2, and the Purchase and Sale Agreement filed as Exhibit 10.39 have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplemental copies of any omitted schedules upon request by the Securities and Exchange Commission.

(3) Certain Confidential Information contained in this Exhibit was omitted by means of redacting a portion of the text and replacing it with an asterisk. This Exhibit has been filed separately with the Secretary of the Securities and Exchange Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143141 on Form S-3, and Registration Statement No. 333-141673, No. 333-157105, No. 333-163401 and No. 333-172126 on Form S-8 of our report dated August 9, 2012, relating to the consolidated financial statements and financial statement schedule of Broadridge Financial Solutions, Inc. (the "Company") and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended June 30, 2012.

/s/ DELOITTE & TOUCHE LLP

New York, New York
August 9, 2012

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Richard J. Daly, certify that:

1. I have reviewed this annual report on Form 10-K of Broadridge Financial Solutions, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 9, 2012

/s/ RICHARD J. DALY

Richard J. Daly
Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Dan Sheldon, certify that:

1. I have reviewed this annual report on Form 10-K of Broadridge Financial Solutions, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 9, 2012

/s/ DAN SHELDON

Dan Sheldon
Vice President, Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Broadridge Financial Solutions, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Daly, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD J. DALY

Richard J. Daly
Chief Executive Officer

August 9, 2012

This certification shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Broadridge Financial Solutions, Inc. and will be retained by Broadridge Financial Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Broadridge Financial Solutions, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dan Sheldon, Vice President, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAN SHELDON

Dan Sheldon
Vice President, Chief Financial Officer

August 9, 2012

This certification shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Broadridge Financial Solutions, Inc. and will be retained by Broadridge Financial Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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Corporate Information

Corporate Headquarters

Broadridge Financial Solutions, Inc.
1981 Marcus Avenue, Lake Success, New York 11042
516-472-5400

Stock Transfer Agent

Broadridge Corporate Issuer Solutions, Inc. is the transfer agent that maintains the records for our registered stockholders. They are available to help you with a variety of stockholder-related services.

You may contact them by mail at P.O. Box 1342, Brentwood, NY 11717, or by calling Shareholder Services at 1-877-830-4932. Representatives are available Monday through Friday from 9 am - 6 pm Eastern Time. Additional information can be obtained from their website at **investor.broadridge.com.**

Independent Registered Public Accounting Firm

Deloitte & Touche, LLP
Two World Financial Center, New York, New York 10281-1414

Corporate Governance

Visit the Investor Relations page of the Broadridge website, **broadridge-ir.com** to see our key corporate governance documents, including our Code of Business Conduct and Ethics, Code of Ethics for Principal Executive Officer and Senior Financial Officers, Corporate Governance Principles, Audit Committee Charter, Compensation Committee Charter, and Governance and Nominating Committee Charter.

Annual Report, Form 10-K & Other Reports & Filings

This 2012 Annual Report is also available online on the Investor Relations page of the Broadridge website, **broadridge-ir.com.** Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, statements of change in beneficial ownership and other Securities and Exchange Commission (SEC) filings, and amendments to those reports, statements and filings, are available, without charge, on Broadridge's website as soon as reasonably practicable after they are filed or furnished electronically with the SEC. Copies also are available, without charge, from Broadridge Investor Relations at: 1981 Marcus Avenue, Lake Success, New York 11042. Phone: 516-472-5400.

Our Chief Executive Officer and Chief Financial Officer have furnished the Sections 302 and 906 certifications required by the SEC in our annual report on Form 10-K. In addition, our Chief Executive Officer has certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by us of NYSE corporate governance listing standards.

Broadridge Common Stock

The shares of Broadridge Common Stock are listed on the NYSE with the symbol BR. As of July 31, 2012, there were 15,192 registered holders of Broadridge common stock.

Contact Broadridge's Audit Committee or Board of Directors

To report complaints about Broadridge's accounting, internal accounting controls or auditing matters, or other concerns to the Audit Committee or the non-management members of the Board of Directors, send a detailed note, with relevant documents, to 72 Van Reipen Avenue, PMB #340, Jersey City, New Jersey 07306-2806, leave a message for a return call at 201-714-3399, or send an e-mail to **Broadridge.Audit.Committee@broadridge.com.**

Annual Meeting

This year's stockholders' meeting will be held on Thursday, November 15, 2012, at 10 am Eastern Time. We will be hosting the annual meeting live via the Internet at **virtualshareholdermeeting.com/br.** On October 5, 2012, we mailed a Notice of Internet Availability to stockholders containing instructions on how to access our proxy materials and vote online.

Trademarks, Service Marks and Names

The Broadridge name, logo and related trademarks and service marks are owned by Broadridge Financial Solutions, Inc., and are registered and/or used in the U.S. and some foreign countries. All other trademarks, service marks, logos and trade names referenced in this material are the property of their respective owners.

Forward-Looking Statements

This Annual Report may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. In particular, statements about our future performance are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. These risks and uncertainties include those risk factors discussed in Part I, "Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (the "2012 Annual Report"), as they may be updated in any future reports filed with the SEC. All forward-looking statements speak only as of the date of this Annual Report and are expressly qualified in their entirety by reference to the factors discussed in the 2012 Annual Report. These risks include: the success of Broadridge in retaining and selling additional services to its existing clients and in obtaining new clients; Broadridge's reliance on a relatively small number of clients, the continued financial health of those clients, and the continued use by such clients of Broadridge's services with favorable pricing terms; changes in laws and regulations affecting the investor communication services provided by Broadridge; declines in participation and activity in the securities markets; overall market and economic conditions and their impact on the securities markets; any material breach of Broadridge security affecting its clients' customer information; the failure of Broadridge's outsourced data center services provider to provide the anticipated levels of service; any significant slowdown or failure of Broadridge's systems or error in the performance of Broadridge's services; Broadridge's failure to keep pace with changes in technology and demands of its clients; Broadridge's ability to attract and retain key personnel; the impact of new acquisitions and divestitures; and competitive conditions. Broadridge disclaims any obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

Broadridge®

Broadridge Financial Solutions, Inc.
1981 Marcus Avenue, Lake Success, NY 11042
1 516 472 5400 | broadridge.com

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